

FORRESTER®

2022 ANNUAL REPORT

BOLD AT WORK

To shareholders and all members of the Forrester community,

In 2022, we remained laser-focused on building a contract value (CV) growth engine. Forrester Decisions — our power research platform — grew 400% and now constitutes approximately one-third of our total CV. And we have begun the voyage of moving our sales capabilities from good to great.

2022 was a tale of two cities

In the first half of the year, the company achieved double-digit CV growth, continuing the trend from 2021, a year in which we grew CV 15%. In the second half of the year, challenged by economic uncertainty from higher inflation and the impending recession, along with a slowdown in technology — the largest vertical market we serve — we did not meet our sales targets. The complexity of migrating clients from our legacy research products to Forrester Decisions also impeded our sales momentum.

Despite these challenges, the company grew its top and bottom lines, with revenue increasing 9% and adjusted EPS increasing 18%. These results were driven by healthy bookings in the first half of 2022, as well as continued close management of our cost structure in the second half of the year. Lower performance in the second half did impact our key metrics as CV increased only 3% for the full year and deferred revenue, wallet retention, and revenue growth slowed.

Our consulting business revenue declined 2% as analysts shifted a portion of their focus to serving Forrester Decisions clients.

Our events business revenue rose 140%, driven by strong demand from attendees and sponsors and our continued hybrid approach to in-person events. We held 11 events with over 5,300 paid attendees in 2022.

Forrester Decisions is the future of the company

Forrester Decisions launched in August of 2021 as our power research platform — integrating Forrester and SiriusDecisions research into one offering. It constitutes 16 services, each directed at business and technology leaders across IT, marketing, sales, product, customer experience, and digital functions. Forrester Decisions clients have access to a rich array of features, including:

1) Vision research — enabling clients to see around corners and into the future.
2) Strategy research — equipping executives with the analysis and information to make the right decisions, particularly in choosing technology vendors.
3) Operational research — models, frameworks, and case studies enabling personas to organize and operate efficiently.
4) Unlimited guidance and inquiry sessions with analysts — advising clients in person on how they can best deploy research in their organizations.
5) Benchmarking — fact-based comparisons that enable clients to understand where their budgets, processes, and practices are lagging competitors.
6) Customer data — global surveys of B2C and B2B customers revealing behavior changes, buyer emotion, changes in trust, and specific company brand scoring.
7) Certification — courses that teach client teams how to run their internal operations.
8) Attendance at a Forrester event — a chance to network and exchange best practices with peers.

Unlike competitive offerings, Forrester Decisions intentionally combines the disciplines of business and technology into one conversation. We have found that companies that build their businesses to be fully digital are best able to win, serve, and retain buyers — this is what we call customer obsession. For leading corporations, business is technology and technology is business — and that's precisely the worldview that Forrester Decisions delivers.

Despite the complexity of transitioning our clients to Forrester Decisions in 2022, we achieved the goal of moving approximately one-third of our CV to the new research portfolio.

Forrester Decisions is our top-performing research product and retained at an 89% retention rate. Additionally, client engagement was considerably higher with Forrester Decisions — on average, Forrester Decisions users visited our site 50% more than users of our legacy research. Forrester Decisions is also the top-performing Forrester product according to the Customer Experience Index survey of our clients.

Given strong client acceptance of the platform, we have confidence in achieving our goal of converting approximately two-thirds of CV to Forrester Decisions by year-end 2023.

Taking sales from good to great

The construction of the CV growth engine requires a refinement and sharpening of the Forrester sales channel. We increased our sales personnel headcount by 11% in 2022 and spent much of the year transitioning the sales force culture to focus on selling research contract value and achieving net contract-value increase.

Nate Swan, a 20-year research industry veteran, has joined the company as chief sales officer with the charter to accelerate this effort. Nate will build a sales force that is data-driven and capable of repeatable, scalable selling motions. Forrester Decisions has opened unique opportunities for new business and the upsell and cross-sell of existing clients — an expanded and finely tuned sales force will capture those opportunities. We are all excited to have Nate on our team.

We continued to advance on our ESG journey

In 2022, we made significant progress on the environmental, social, and governance (ESG) front. We pledged to halve our carbon emissions to continue to reduce our environmental footprint. We took decisive strides toward the diversity and inclusion (D&I) goals we set in 2021, improving our D&I fluency and establishing more inclusive recruitment practices. We also continue to hold ourselves to the highest standards of integrity — both in our research and throughout our operations. We will continue to embed ESG principles into the fabric of our company in 2023 and beyond.

Outlook for 2023

We expect the challenges of 2022 to continue into 2023, as economic uncertainty and the slowdown in the technology market will persist. Forrester will not stand still — we will use this time to perfect the CV growth engine that will enable the company to drive long-term growth.

In 2023, Forrester will celebrate its 40th anniversary. Over its four decades of operation, the company has managed through a number of recessions and global economic downturns. We are proven stewards of spending and asset management in difficult economic times — those disciplines will serve us well in 2023.

I am optimistic about Forrester's future. We are laser-focused on driving contract value; we have a valuable and client-tested product in Forrester Decisions; our strategy of coaching large corporations to be customer-obsessed is resonant and unique; and we are building a world-class sales organization that can double CV in the next five years. The technology and business worlds have never been more dynamic and challenging for large companies — these changes are the gasoline that drives the Forrester opportunity forward.

I am grateful to our investors for their continued support, and I want to thank our clients for sharing their business challenges with us and welcoming Forrester into their boardrooms. And finally, I want to thank all Forresterites for their ingenuity and energy as they do the important work of finding the best path forward for our clients.

Thank you.

George F. Colony
CEO, Forrester

Form 10-K
2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 000-21433

Forrester Research, Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	**04-2797789**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
60 Acorn Park Drive	
Cambridge, Massachusetts	**02140**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (617) 613-6000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	**FORR**	**Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☒
Non-accelerated filer	☐		Smaller reporting company	☐
Emerging growth company	☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on The NASDAQ Stock Market on June 30, 2022, was approximately $532,000,000.

The number of shares of Registrant's Common Stock outstanding as of March 6, 2023 was 19,191,000.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement related to its 2023 Annual Stockholders' Meeting to be filed subsequently -- Part III of this Form 10-K.

FORRESTER RESEARCH, INC.

INDEX TO FORM 10-K

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "believes," "anticipates," "intends," "plans," "estimates," or similar expressions are intended to identify these forward-looking statements. Reference is made in particular to our statements about changing stakeholder expectations, migration of our clients into our Forrester Decisions products, product development, holding hybrid events, possible acquisitions, future dividends, future share repurchases, future growth rates, operating income and cash from operations, future deferred revenue, future compliance with financial covenants under our credit facility, future interest expense, anticipated increases in, and productivity of, our sales force and headcount, the adequacy of our cash, and cash flows to satisfy our working capital and capital expenditures, and the anticipated impact of accounting standards. These statements are based on our current plans and expectations and involve risks and uncertainties. Important factors that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements are discussed below under "Risk Factors." We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

Item 1. *Business*

General

Forrester Research, Inc. is a global independent research and advisory firm. We help leaders across technology, customer experience, marketing, sales and product functions use customer obsession to accelerate growth. Through Forrester's proprietary research, consulting, and events, leaders from around the globe are empowered to be bold at work, navigate change, and put their customers at the center of their leadership, strategy, and operations. Our unique insights are grounded in annual surveys of more than 700,000 consumers, business leaders, and technology leaders worldwide, rigorous and objective research methodologies, over 100 million real-time feedback votes, and the shared wisdom of our clients.

Our common stock is listed on Nasdaq Global Select Market under the symbol "FORR".

Market Overview

We believe that market dynamics — from empowered customers to the COVID-19 pandemic — have fundamentally changed business and technology. These dynamics continue to change stakeholder expectations.

Consumers and buyers have new demands and requirements. To win, serve, and retain customers in this environment, we believe that companies require a higher level of customer obsession. Customer obsessed firms put their customers at the center of their leadership, strategy, and operations. Our research has shown that customer-obsessed firms grow faster and are more profitable.

Organizations and leaders require a continuous stream of guidance and analysis to adapt to these ever-changing behaviors and realities. We believe that there is an increasing need for objective external sources of this guidance and analysis, fueling what we call the "golden age of research."

Forrester's Strategy and Business Model

The foundation of our business model is our ability to help business and technology leaders tackle their most pressing priorities and drive growth through customer obsession. Forrester helps clients solve problems, make decisions, and take action to deliver results. With our proprietary research, consulting, and events, our business model provides multiple sources of value to our clients and creates a system to expand contract value ("CV"), which we view as our most significant business metric.

Generally speaking, we define CV products as those services that our clients use over a year's time and that are renewable periodically, usually on an annual basis. Our CV products primarily consist of our subscription research products, while our non-CV businesses, consulting and events, play critical complementary roles in driving our CV growth.

With respect to our clients, we believe that it has become difficult for large companies to run multi-year strategy and change management projects on their own as customers are changing faster and competitors are increasingly aggressive. Multi-year CV product relationships enable us to help our clients formulate their vision for the future and then translate those plans into implementation and outcomes over time. For our investors, we believe that CV growth will result in predictable and profitable revenue streams.

Our business model is built on the premise that an increase in CV generates more cash which can then be invested in improving our go-to-market structure (activities including sales, product, marketing and acquisitions) and creating CV products that clients renew year after year—repeating the cycle and driving the model forward. We refer to this model as our "CV growth engine."

Our Products and Services

We strive to be an indispensable source that business and technology leaders across functions, including technology, customer experience, digital, marketing, sales, and product, worldwide turn to for ongoing guidance to plan and operate more effectively.

We deliver our products and services globally through three business segments – Research, Consulting and Events.

Research

For 40 years, Forrester has been providing objective, independent and data-driven research insights utilizing both qualitative and quantitative data. We adhere to rigorous, unbiased research methodologies that are transparent and publicly available to ensure consistent research quality across markets, technologies, and geographies.

Our primary subscription research services include Forrester Decisions, Forrester Research, and SiriusDecisions Research. This portfolio of research services is designed to provide business and technology leaders with a proven path to growth through customer obsession. Key content available via online access includes:

- future trends, predictions, and market forecasts;

- deep consumer and business buyer data and insights;

- curated best practice models and tools to run business functions;

- operational and performance benchmarking data; and

- technology and service market landscapes and vendor evaluations.

Our research services also include time with our analysts to apply research to their context.

Launched in 2021, Forrester Decisions is a portfolio of standardized research services combining key features of Forrester Research with key features of SiriusDecisions Research. We intend to migrate our existing clients that purchase Forrester Research and SiriusDecisions Research products to the Forrester Decisions products, and as of January 1, 2023, Forrester Decisions will be our only subscription research product that will be available for most new clients. As of December 31, 2022, approximately 32% of our CV was composed of Forrester Decisions products.

Consulting

Our Consulting business includes consulting projects and advisory services. We deliver focused insights and recommendations to assist clients in developing and executing their technology and business strategies. Our consulting projects help clients with challenges addressed in our published research. Our consulting projects include conducting maturity assessments, prioritizing best practices, developing strategies, building business cases, selecting technology vendors, structuring organizations, developing content marketing strategies and collateral, and sales tools. Consulting plays an important role in supporting our CV growth, as we have found that clients that purchase consulting projects from us renew their CV contracts at higher rates compared to clients that do not purchase consulting.

Events

We host multiple events across North America, Europe, and the Asia-Pacific region throughout the year. Forrester Events are thoughtfully designed and curated experiences to provide clients with insights and actionable advice to achieve accelerated business growth. Forrester Events focus on business imperatives of significant interest to clients, including business-to-business marketing, sales and product leadership, customer experience, security and risk, new technology and innovation, and data strategies and insights. One of the primary purposes of our Events business is to help drive our CV growth, and we have found that prospective clients that have attended one of our events convert into clients at higher rates compared to those that have not attended an event.

Due to the COVID-19 pandemic, in 2020 and 2021 we began offering our events as live virtual experiences. These virtual events allowed us to offer added attendee benefits such as on demand sessions, more networking opportunities and more content, leading to higher attendee engagement. In 2022 we held all of our events as hybrid events, consisting of both in-person and virtual experiences. We currently plan to hold all of our events in 2023 and beyond as hybrid events.

Sales and Marketing

We believe we have a strong alignment across our sales, marketing and product functions.

We sell our products and services through our direct sales force in various locations in North America, Europe and the Asia Pacific region. Our sales organization is organized into groups based on client size, geography, and market potential. Our Premier groups focus on our largest vendor and end user clients across the globe while our Core group focuses on small to mid-sized vendor clients. Our European and Asia Pacific groups focus on both end user and vendor clients in their respective geographies. Our International Business Development group sells our products and services through independent sales representatives in select international locations. We also have a group dedicated to event sales.

We employed 709 sales personnel as of December 31, 2022 compared to 637 sales personnel employed as of December 31, 2021.

We also sell select Research products directly online through our website.

Our marketing activities are designed to elevate the Forrester brand, differentiate and promote Forrester's products and services, improve the client experience, and drive growth. We achieve these outcomes by combining the value of reputation, demand generation, customer engagement, and sales and customer success enablement programs to deliver multichannel campaigns and high-quality digital experiences. Our customer success organization conducts post-sale engagement activities that are designed to align to client outcomes, accelerate time to value, and drive higher retention.

As of December 31, 2022, our products and services were delivered to more than 2,700 client companies. No single client company accounted for more than 4% of our 2022 revenues.

Pricing and Contracts

We report our revenue from client contracts in three categories of revenue: (1) research, (2) consulting, and (3) events. We classify revenue from subscriptions to, and licenses of, our research products and services as research revenue. We classify revenue from our consulting projects and standalone advisory services as consulting revenue. We classify revenue from tickets to and sponsorships of events as events revenue.

Contract pricing for annual subscription-based products is principally a function of the number of licensed users at the client. Pricing of contracts is a fixed fee for the consulting project or shorter-term advisory service. We periodically review and increase the list prices for our products and services.

We track contract value as a significant business indicator. Contract value is defined as the value attributable to all of our recurring research-related contracts. Contract value is calculated as the annualized value of all contracts in effect at a specific point in time, without regard to how much revenue has already been recognized. Contract value increased 3% to $353.4 million at December 31, 2022 from $343.0 million at December 31, 2021.

Competition

We believe our focus on helping business and technology leaders use customer obsession to drive growth sets us apart from our competition. In addition, we believe we compete favorably due to:

- our ability to offer forward-looking research, tools and frameworks as well as hands-on guidance;

- our focus on providing teams within our clients' organizations with the confidence to execute effectively with end-to-end guidance, valuable knowledge, know-how, and a shared vocabulary;

- our use of rigorous research methodologies to offer objective insights; and

- our brand promise to be "on your side and by your side," meaning that we strive to be obsessed about our clients' needs and priorities and aligned to their strategies.

Our principal direct competitors include other independent providers of research and advisory services, such as Gartner, as well as marketing agencies, general business consulting firms, survey-based general market research firms, providers of peer networking services, and digital media measurement services. In addition, our indirect competitors include the internal planning and marketing staffs of our current and prospective clients, as well as other information providers such as electronic and print publishing companies. We also face competition from free sources of information available on the Internet, such as Google. Our indirect competitors could choose to compete directly against us in the future. In addition, there are relatively few barriers to entry into certain segments of our market, and new competitors could readily seek to compete against us in one or more of these market segments. Increased competition could adversely affect our operating results through pricing pressure and loss of market share. There can be no assurance that we will be able to continue to compete successfully against existing or new competitors.

Intellectual Property

Our proprietary research, methodologies and other intellectual property play a significant role in the success of our business. We rely on a combination of copyright, trademark, trade secret, confidentiality, and other contractual provisions to protect our intellectual property. We actively monitor compliance by our employees, clients and third parties with our policies and agreements relating to confidentiality, ownership, and the use and protection of Forrester's intellectual property.

Employees

Attracting, retaining, and developing the best and brightest talent around the globe is critical to the ongoing success of our company. As of December 31, 2022, we employed a total of 2,033 persons. Of these employees, 1,487 were in the United States and Canada; 298 in Europe, Middle East and Africa ("EMEA"); and 248 in the Asia Pacific region.

Culture. Our culture emphasizes certain key values — including client, courage, collaboration, integrity, and quality — that we believe are critical to deliver Forrester's unique value proposition of helping business and technology leaders use customer obsession to drive growth. In addition, we seek to foster a culture where employees can be creative, feel supported and empowered, and are encouraged to think boldly about new ideas. As a reflection of these efforts, in 2022, for the fifth time in six years, Forrester was honored with a Glassdoor Employees' Choice Award, recognizing the Best Places to Work in 2022.

Diversity and Inclusion (D&I). We focus on attracting, hiring, and the inclusion of all backgrounds and perspectives, with the goals of improving employee retention and engagement, strengthening the quality of our research, and improving client retention and customer experience. We field regular all-employee surveys to measure our progress against our goals. In 2022, in addition to the ongoing activities of our D&I Council and regional D&I Networks, examples of our efforts with respect to D&I included:

- launching companywide inclusion training for employees and managers;

- expanding our global and regional D&I events and celebrating diversity heritage and awareness months through events and discussions; and

- our continuation of various partnerships to attract and access more talent from underrepresented groups.

Learning and Development. We have a robust learning and development program and celebrate and enrich the Forrester culture through frequent recognition of achievements. To keep employees and teams connected and inspired to do their best work in a distributed work environment, we have enhanced the learning and development opportunities for our employees across a broad range of initiatives including new hire and onboarding, D&I, and leadership training.

Available Information

Forrester Research Inc. was incorporated in Massachusetts on July 7, 1983 and reincorporated in Delaware on February 16, 1996. Forrester's corporate offices are located in Cambridge, Massachusetts.

Our Internet address is www.forrester.com. We make available free of charge, on or through the investor information section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file documents electronically.

Item 1A. Risk Factors

We operate in a rapidly changing and competitive environment that involves risks and uncertainties, certain of which are beyond our control. These risks and uncertainties could have a material adverse effect on our business and our results of operations and financial condition. These risks and uncertainties include, but are not limited to:

Risk Factors Specific to our Business

A Decline in Renewals or Demand for Our Subscription-Based Research Services.   Our success depends in large part upon retaining (on both a client company and dollar basis) and enriching existing subscriptions for our Research products and services, including the migration of our existing clients from our legacy Forrester Research and SiriusDecisions products into our new Forrester Decisions portfolio of services. Future declines in client retention and wallet retention, or failure to generate demand for and new sales of our subscription-based products and services, including Forrester Decisions, due to competition, changes in our offerings, or otherwise, could have an adverse effect on our results of operations and financial condition.

Demand for Our Consulting Services.   Consulting revenues comprised 28% of our total revenues in 2022 and 32% of our total revenues in 2021. Consulting engagements generally are project-based and non-recurring. A decline in our ability to fulfill existing or generate new consulting engagements could have an adverse effect on our results of operations and financial condition.

Our Business May be Adversely Affected by the Economic Environment.   Our business is in part dependent on technology spending and is impacted by economic conditions such as inflation, slowing growth, rising interest rates, threat of recession and supply chain issues that may impact us and our customers. The economic environment may materially and adversely affect demand for our products and services. If conditions in the United States and the global economy were to lead to a decrease in technology spending, or in demand for our products and services, this could have an adverse effect on our results of operations and financial condition. Although we do not have any employees or material client relationships in Russia or Ukraine, if the Russian military invasion of Ukraine that commenced in February 2022 were to escalate or spread to other regions, there may be negative effects on both the United States and the global economy that could materially and adversely affect our business.

Our International Operations Expose Us to a Variety of Operational Risks which Could Negatively Impact Our Results of Operations.   As of December 31, 2022, we have clients in approximately 79 countries and approximately 21% of our revenues come from international sales. Our operating results are subject to the risks inherent in international business activities, including general political and economic conditions in each country, challenges in staffing and managing foreign operations, changes in regulatory requirements, compliance with numerous foreign laws and regulations, differences between U.S. and foreign tax rates and laws, fluctuations in currency exchange rates, difficulty of enforcing client agreements, collecting accounts receivable and protecting intellectual property rights in international jurisdictions, and potential disruptions caused by foreign wars and conflicts. Furthermore, we rely on local independent sales representatives in some international locations. If any of these arrangements are terminated by our representatives or us, we may not be able to replace the arrangement on beneficial terms or on a timely basis, or clients sourced by the local sales representative may not want to continue to do business with us or our new representative.

Ability to Develop and Offer New Products and Services.   Our future success will depend in part on our ability to offer new products and services. These new products and services must successfully gain market acceptance by anticipating and identifying changes in client requirements and changes in the technology industry and by addressing specific industry and business organization sectors. The process of internally researching, developing, launching, and gaining client acceptance of a new product or service, or assimilating and marketing an acquired product or service, is risky and costly. We may not be able to introduce new, or assimilate acquired, products or services successfully. Our failure to do so would adversely affect our ability to maintain a competitive position in our market and continue to grow our business.

Loss of Key Management.   Our future success will depend in large part upon the continued services of a number of our key management employees. The loss of any one of them, in particular George F. Colony, our founder, Chairman of the Board and Chief Executive Officer, could adversely affect our business.

The Ability to Attract and Retain Qualified Professional Staff.   Our future success will depend in large measure upon the continued contributions of our senior management team, research professionals, consultants, and experienced sales and marketing personnel. Thus, our future operating results will be largely dependent upon our ability to retain the services of these individuals and to attract additional professionals from a limited pool of qualified candidates. Our future success will also depend in part upon the effectiveness of our sales leadership in hiring and retaining sales personnel and in improving sales productivity. We experience competition in hiring and retaining professionals from developers of Internet and emerging-technology products, other research firms, management consulting firms, print and electronic publishing companies, and financial services companies, many of which have substantially greater ability, either through cash or equity, to attract and compensate professionals. If we lose professionals or are unable to attract new talent, we will not be able to maintain our position in the market or grow our business.

Failure to Anticipate and Respond to Market Trends.   Our success depends in part upon our ability to anticipate rapidly changing technologies and market trends and to adapt our research and consulting services, and other related products and services to meet the changing needs of our clients. The technology and commerce sectors that we analyze undergo frequent and often dramatic changes. The environment of rapid and continuous change presents significant challenges to our ability to provide our clients with current and timely analysis, strategies, and advice on issues of importance to them. Meeting these challenges requires the commitment of substantial resources. Any failure to continue to provide insightful and timely analysis of developments, technologies, and trends in a manner that meets market needs could have an adverse effect on our market position and results of operations.

We Have Outstanding Debt Which Could Materially Restrict our Business and Adversely Affect our Financial Condition, Liquidity, and Results of Operations.   In December of 2021, we entered into an amendment of our existing credit agreement to eliminate our term loan facility, increase the available amount of our revolving credit facility to $150.0 million, and extend the maturity date to December 2026 (as so amended, "the Facility"). As of December 31, 2022, we had outstanding debt of $50.0 million under the Facility (refer to Note 4 – *Debt* in the Notes to Consolidated Financial Statements for further information). The obligations incurred under this Facility could impair our future financial condition and operating results. In addition, the affirmative, negative, and financial covenants of the Facility could limit our future financial flexibility. A failure to comply with these covenants could result in acceleration of all amounts outstanding, which could materially impact our financial condition unless accommodations could be negotiated with our lenders. No assurance can be given that we would be successful in doing so, or that any accommodations that we were able to negotiate would be on terms as favorable as those currently. The outstanding debt may limit the amount of cash or additional credit available to us, which could restrain our ability to expand or enhance products and services, respond to competitive pressures or pursue future business opportunities requiring substantial investments of additional capital.

Competition.   We compete principally in the market for research and advisory services, with an emphasis on customer behavior and customer experience, and the impact of technology on our clients' business and service models. Our principal direct competitors include other independent providers of research and advisory services, such as Gartner, as well as marketing agencies, general business consulting firms, survey-based general market research firms, providers of peer networking services, and digital media measurement services. Some of our competitors have substantially greater financial and marketing resources than we do. In addition, our indirect competitors include the internal planning and marketing staffs of our current and prospective clients, as well as other information providers such as electronic and print publishing companies. We also face competition from free sources of information available on the Internet, such as Google. Our indirect competitors could choose to compete directly against us in the future. In addition, there are relatively few barriers to entry into certain segments of our market, and new competitors could readily seek to compete against us in one or more of these market segments. Increased competition could adversely affect our operating results through pricing pressure and loss of market share. There can be no assurance that we will be able to continue to compete successfully against existing or new competitors.

Fluctuations in Our Operating Results.   Our revenues and earnings may fluctuate from quarter to quarter based on a variety of factors, many of which are beyond our control, and which may affect our stock price. These factors include, but are not limited to:

- Trends in technology and research and advisory services spending in the marketplace and general economic conditions.

- The timing and size of new and renewal subscriptions for our products and services from clients.

- The utilization of our advisory services by our clients.

- The timing of revenue-generating events sponsored by us.

- The introduction and marketing of new products and services by us and our competitors.

- The hiring and training of new research professionals, consultants, and sales personnel.

- Changes in demand for our research and advisory services.

- Fluctuations in currency exchange rates.

- An increase in the interest rates applicable to our outstanding debt obligations.

As a result, our operating results in future quarters may be below the expectations of securities analysts and investors, which could have an adverse effect on the market price for our common stock. Factors such as announcements of new products, services, offices, acquisitions or strategic alliances by us, our competitors, or in the research and professional services industries generally, may have a significant impact on the market price of our common stock. The market price for our common stock may also be affected by movements in prices of stocks in general.

Concentration of Ownership.   Our largest stockholder is our Chairman and CEO, George F. Colony, who owns approximately 39% of our outstanding stock. This concentration of ownership enables Mr. Colony to strongly influence or effectively control matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation, adoption or amendment of equity plans, and approval of significant transactions such as mergers, acquisitions, consolidations, and sales or purchases of assets. This concentration of ownership may also limit the liquidity of our stock. As a result, efforts by stockholders to change the direction, management, or ownership of Forrester may be unsuccessful, and stockholders may not be able to freely purchase and sell shares of our stock.

General Risk Factors

We Face Risks from Network Disruptions or Security Breaches that Could Damage Our Reputation and Harm Our Business and Operating Results.   We face risks from network disruptions or security breaches caused by computer viruses, illegal break-ins or hacking, sabotage, acts of vandalism by third parties, or terrorism. To date, none have resulted in any material adverse impact to our business, operations, products, services or customers. However, our security measures or those of our third-party service providers may not detect or prevent such security breaches. Any such compromise of our information security could result in the unauthorized publication of our confidential business or proprietary information, cause an interruption in our operations, result in the unauthorized release of customer or employee data, result in a violation of privacy or other laws, expose us to a risk of litigation, or damage our reputation, which could harm our business and operating results.

Failure to Enforce and Protect our Intellectual Property Rights.   We rely on a combination of copyright, trademark, trade secret, confidentiality, and other contractual provisions to protect our intellectual property. Unauthorized third parties may obtain or use our proprietary information despite our efforts to protect it. The laws of certain countries do not protect our intellectual property to the same extent as the laws of the United States and accordingly we may not be able to protect our intellectual property against unauthorized use or distribution, which could adversely affect our business.

Privacy Laws.   Privacy laws and regulations, and the interpretation and application of these laws and regulations, in the U.S, Europe and other countries around the world where we conduct business are sometimes inconsistent and frequently changing. This includes, but is not limited to, the European Union General Data Protection Regulation (GDPR), the California Consumer Privacy Act, and the California Privacy Rights Act. Compliance with these laws, or changing interpretations and application of these laws, could cause us to incur substantial costs or require us to take action in a manner that would be adverse to our business.

Taxation Risks.   We operate in numerous jurisdictions around the world. A portion of our income is generated outside of the United States and is taxed at lower rates than rates applicable to income generated in the U.S. or in other jurisdictions in which we do business. Our effective tax rate in the future, and accordingly our results of operations and financial position, could be adversely affected by changes in applicable tax law or if more of our income becomes taxable in jurisdictions with higher tax rates.

We Face Risks Related to Health Epidemics That Could Adversely Impact Our Business. Our business and operations could be adversely affected by health epidemics, including the recent COVID-19 pandemic, impacting the markets and communities in which we and our clients operate. The COVID-19 pandemic has caused significant disruption to the business and financial markets, and there remains uncertainty about the duration of this disruption on both a nationwide and global level, as well as the ongoing effect on our business. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations and financial condition will depend on future developments that are uncertain and unpredictable. We continue to monitor the COVID-19 situation and potential effects on our business and operations. While the spread and impact of COVID-19 has stabilized, there is no guarantee that a future outbreak of this or any other widespread epidemics will not occur.

Any Weakness Identified in Our System of Internal Controls by Us and Our Independent Registered Public Accounting Firm Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 Could Have an Adverse Effect on Our Business.   Section 404 of the Sarbanes-Oxley Act of 2002 requires that companies evaluate and report on their systems of internal control over financial reporting. In addition, our independent registered public accounting firm must report on its evaluation of those controls. There can be no assurance that no weakness in our internal control over financial reporting will occur in future periods, or that any such weakness will not have a material adverse effect on our business or financial results, including our ability to report our financial results in a timely manner.

Item 1B. *Unresolved Staff Comments*

We have not received written comments from the Securities and Exchange Commission that remain unresolved.

Item 2. *Properties*

Our corporate headquarters building is comprised of approximately 190,000 square feet of office space in Cambridge, Massachusetts, substantially all of which is currently occupied by the Company. This facility accommodates research, marketing, sales, consulting, technology, and operations personnel. The lease term of this facility expires February 28, 2027.

We also rent office space in San Francisco, New York City, McLean (VA), Nashville, Norwalk (CT), London, New Delhi, Singapore, and Sydney. In addition, we lease office space on a relatively short-term basis in various other locations in North America, Europe, and Asia.

We believe that our existing facilities are adequate for our current needs and that additional facilities are available for lease to meet future needs.

Item 3. *Legal Proceedings*

From time to time, we may be subject to legal proceedings and civil and regulatory claims that arise in the ordinary course of our business activities. It is our policy to record accruals for legal contingencies to the extent that we have concluded that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated, and to expense costs associated with loss contingencies, including any related legal fees, as they are incurred.

We believe that we have meritorious defenses in connection with our current lawsuits and material claims and disputes and intend to vigorously contest each of them. Regardless of the outcome, litigation can have a material adverse effect on us because of defense and settlement costs, diversion of management resources, and other factors.

In our opinion based upon information currently available to us, while the outcome of these legal proceedings and claims is uncertain, the likely results of these lawsuits, claims and disputes are not expected, either individually or in the aggregate, to have a material adverse effect on our financial position, results of operations or cash flows, although the effect could be material to our consolidated results of operations or consolidated cash flows for any interim reporting period.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market For Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities*

Our common stock is listed on the Nasdaq Global Select Market under the symbol "FORR". On November 27, 2018, in conjunction with the announcement of the acquisition of SiriusDecisions, Forrester announced the indefinite suspension of its quarterly dividend program beginning in 2019. The actual declaration of any potential future dividends, and the establishment of the per share amount and payment dates for any such future dividends, are subject to the discretion of the Board of Directors.

As of March 6, 2023 there were approximately 24 stockholders of record of our common stock. On March 6, 2023 the closing price of our common stock was $34.09 per share.

As of December 31, 2022, our Board of Directors authorized an aggregate $585.0 million to purchase common stock under our stock repurchase program. As of December 31, 2022, we had repurchased approximately 17.0 million shares of common stock at an aggregate cost of $510.0 million.

During the quarter ended December 31, 2022, we did not purchase any shares of our common stock under the stock repurchase program.

See "Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*" for information on our equity compensation plans.

The following graph contains the cumulative stockholder return on our common stock during the period from December 31, 2017 through December 31, 2022 with the cumulative return during the same period for the Russell 2000 and the S&P 600 Small Cap Information Technology Index, and assumes that the dividends, if any, were reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Forrester Research, Inc., the Russell 2000 Index and the S&P Small Cap 600 Information Technology Index



━━□━━ Forrester Research, Inc.   ‑‑△‑‑ Russell 2000   ━⊙‑ ‑ S&P Small Cap 600 Information Technology

*$100 invested on 12/31/17 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Item 6. [Reserved]

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We derive revenues from subscriptions to our Research products and services, licensing electronic "reprints" of our Research, performing consulting projects and advisory services, and hosting events. We offer contracts for our Research products that are typically renewable annually and payable in advance. Subscription products are recognized as revenue over the term of the contract. Accordingly, a substantial portion of our billings are initially recorded as deferred revenue. Reprints include an obligation to deliver a customer-selected research document and certain usage data provided through an on-line platform, which represents two performance obligations. We recognize revenue for the performance obligation for the data portion of the reprint ratably over the license term. We recognize revenue for the performance obligation for the research document at the time of providing access to the document. Billings for licensing of reprints are initially recorded as deferred revenue. Clients purchase consulting projects and advisory services independently and/or to supplement their access to our subscription-based products. Consulting project revenues, which are based upon fixed-fee agreements, are recognized as the services are provided. Advisory service revenues, such as speeches and advisory days, are recognized when the service is complete or the customer receives the agreed upon deliverable. Billings attributable to consulting projects and advisory services are initially recorded as deferred revenue. Events revenues consist of ticket and sponsorship sales for a Forrester-hosted event. Billings for events are also initially recorded as deferred revenue and are recognized as revenue upon completion of each event.

Our primary operating expenses consist of cost of services and fulfillment, selling and marketing expenses, and general and administrative expenses. Cost of services and fulfillment represents the costs associated with the production and delivery of our products and services, including salaries, bonuses, employee benefits, and stock-based compensation expense for all personnel that produce and deliver our products and services, including all associated editorial, travel, and support services. Selling and marketing expenses include salaries, sales commissions, bonuses, employee benefits, stock-based compensation expense, travel expenses, promotional costs, and other costs incurred in marketing and selling our products and services. General and administrative expenses include the costs of the technology, operations, finance, and human resources groups and our other administrative functions, including salaries, bonuses, employee benefits, and stock-based compensation expense. Overhead costs such as facilities, net of sublease income, and annual fees for cloud-based information technology systems are allocated to these categories according to the number of employees in each group.

Our key metrics focus on our contract value ("CV") products. We are focusing on CV products as these products are our most profitable products and historically our contracts for CV products have renewed at high rates (as measured by our client retention and wallet retention metrics). Our CV products make up essentially all of our research revenues.

We calculate CV at the foreign currency rates used for internal planning purposes each year. For comparative purposes, we have recast historical CV at the current year foreign currency rates. We have included the recast CV metric below for the year ended December 31, 2021, and we have also provided recast CV amounts dating back to the fourth quarter of 2020, on the investor relations section of our website.

Contract value, client retention, wallet retention, and number of clients are metrics that we believe are important to understanding our research business. We define these metrics as follows:

- *Contract value (CV)* — is defined as the value attributable to all of our recurring research-related contracts. Contract value is calculated as the annualized value of all contracts in effect at a specific point in time, without regard to how much revenue has already been recognized. Contract value primarily consists of subscription-based products for which revenue is recognized on a ratable basis, except for the entitlements embedded in our subscription products, such as event tickets and advisory sessions, for which the revenue is recognized when the item is delivered. Contract value also includes our reprint products, as these products are used throughout the year by our clients and are typically renewed.

- *Client retention* — represents the percentage of client companies (defined as all clients that buy a CV product) at the prior year measurement date that have active contracts at the current year measurement date.

- *Wallet retention* — represents a measure of the CV we have retained with clients over a twelve-month period. Wallet retention is calculated on a percentage basis by dividing the annualized contract value of our current clients, who were also clients a year ago, by the total annualized contract value from a year ago.

- *Clients* — is calculated at the enterprise level as all clients that have an active CV contract.

Client retention and wallet retention are not necessarily indicative of the rate of future retention of our revenue base. A summary of our key metrics is as follows (dollars in millions):

	As of December 31,		Absolute Increase (Decrease)	Percentage Increase (Decrease)
	2022	2021		
Contract value	$ 353.4	$ 343.0	$ 10.4	3%
Client retention	74%	78%	(4) points	—
Wallet retention	94%	102%	(8) points	—
Number of clients	2,778	3,005	(227)	(8%)

Contract value increased 3% during 2022 and this represents an 11-point decrease from the 14% growth in contract value that we generated during 2021. The decline in our CV growth rate was primarily due to a significant decline in our retention metrics and client count during 2022. The decrease in our retention rates and number of clients is primarily attributable 1) macroeconomic conditions affecting our client base including a) funding and budget pressure on our smaller technology clients and b) the uncertain economic conditions caused by high inflation, increasing interest rates, geopolitical turbulence, and the threat of recession, and 2) the ongoing transition of our client base to our Forrester Decisions product platform that was launched in August 2021. As of December 31, 2022, approximately 32% of our CV was composed of our Forrester Decisions products, and we anticipate achieving approximately two-thirds of our CV in Forrester Decisions products by the end of 2023. The ongoing macroeconomic conditions and product transition are anticipated to pressure our key metrics through the first half of 2023.

Critical Accounting Estimates

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including but not limited to, those related to our revenue recognition, goodwill, intangible and other long-lived assets, and income taxes. Management bases its estimates on historical experience, data available at the time the estimates are made, and various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We consider the following accounting estimates to be those that require the most subjective judgment or that involve uncertainty that could have a material impact on our financial statements. If actual results differ significantly from management's estimates and projections, there could be a material effect on our financial statements.

- *Revenue Recognition*.   We generate revenues from subscriptions to our Research products and services, licensing electronic reprints of our Research, performing consulting projects and advisory services, and hosting events. We execute contracts that govern the terms and conditions of each arrangement. Revenues are recognized when an approved contract with a customer exists, the fees, payment terms, and rights regarding the products or services to be transferred can be identified, it is probable we will collect substantially all of the consideration for the products and services expected to be provided, and we have transferred control of the products and services to the customer. We continually evaluate customers' ability and intention to pay by reviewing factors including the customer's payment history, our ability to mitigate credit risk, and experience selling to similarly situated customers. Although write-offs of customer receivables have not been significant during the last three years ($0.7 million, $0.3 million, and $0.9 million during 2022, 2021, and 2020, respectively), if our customers' financial condition were to deteriorate unexpectedly, we could experience a significant increase in our expense.

  Our contracts may include either a single promise (referred to as a performance obligation) to transfer a product or service or a combination of multiple promises to transfer products or services. We evaluate the existence of multiple performance obligations within our products and services by using judgment to determine if: (1) the customer can benefit from each contractual promise on its own or together with other readily available resources; and (2) the transfer of each contractual promise is separately identifiable from other promises in a contract. When both criteria are met, each promise is accounted for as a separate performance obligation. Revenues from contracts that contain multiple products or services are allocated among the separate performance obligations on a relative basis according to their standalone selling prices. We obtain the standalone selling prices of our products and services based upon an analysis of standalone sales of these products and services. When there is an insufficient history of standalone sales, we use judgment to estimate the standalone selling price, taking into consideration available market conditions, factors used to set list prices, pricing of similar products, and internal pricing objectives. Standalone selling prices are typically analyzed and updated on an annual basis, or as business conditions change.

Consulting project revenues are recognized over time as the services are provided, based on an input method that calculates the total hours expended compared to the estimated hours required to satisfy the performance obligation. This method requires the use of judgement in determining the required number of hours to complete the project.

We are required to estimate the amount of prepaid performance obligations that will expire unused and recognize revenue for that estimate over the same period the related rights are exercised by our customers. This assessment requires judgment, including estimating the percentage of prepaid rights that will go unexercised and anticipating the impact that future changes to products, pricing, and customer engagement will have on actual expirations. We update the estimates used to recognize unexercised rights on a quarterly basis.

- *Goodwill, Intangible Assets, and Other Long-Lived Assets*.   As of December 31, 2022, we had $291.7 million of goodwill and intangible assets with finite lives recorded in our Consolidated Balance Sheets.

  When acquiring a business, as of the acquisition date, we determine the estimated fair values of the assets acquired and liabilities assumed, which may include a significant amount of intangible assets and goodwill. Goodwill is required to be assessed for impairment at least annually or whenever events or circumstances indicate that there may be an impairment. An impairment assessment requires evaluating the potential impairment at the reporting unit level using either a qualitative assessment, to determine if it is more likely than not that the fair value of any reporting unit is less than its carrying amount, or a quantitative analysis, to determine and compare the fair value of each reporting unit to its carrying value, or a combination of both. Judgement is required in determining the use of a qualitative or quantitative assessment, as well as in determining each reporting unit's estimated fair value as it requires us to make estimates of market conditions and operational performance, including projected financial results, discount rates, control premium, and valuation multiples for key financial metrics.

  Absent an event that indicates a specific impairment may exist, we have selected November 30th as the date to perform the annual goodwill impairment test. We completed the annual goodwill impairment testing as of November 30, 2022 utilizing a qualitative assessment to determine if it was more likely than not that the fair values of each of our reporting units was less than their respective carrying values and concluded that no impairments existed. Future events could cause us to conclude that impairment indicators exist and that goodwill is impaired. Any resulting impairment loss could have a material adverse impact on our results of operations.

  Intangible assets with finite lives as of December 31, 2022 consist of acquired customer relationships, acquired technology, and acquired trademarks and were valued according to the future cash flows they were estimated to produce or the estimated costs to replace the assets. These assigned values are amortized on a basis which best matches the periods in which the economic benefits are expected to be realized. Tangible assets with finite lives consist of property and equipment, which are depreciated over their estimated useful lives. Other long-lived assets consist primarily of operating lease right-of-use assets as described under *Leases* in the critical accounting policies and estimates footnote found in Note 1 - *Summary of Significant Accounting Policies*.

  We continually evaluate whether events or circumstances have occurred that indicate the estimated remaining useful life of any of our intangible assets, tangible assets, or operating lease right-of-use assets may warrant revision, or that the carrying value of these assets may be impaired. To compute whether these assets have been impaired, we estimate the undiscounted future cash flows for the estimated remaining useful life of the assets and compare that to the carrying value. To the extent that the future cash flows are less than the carrying value, the assets are written down to their estimated fair value.

  During 2022, we recorded $3.7 million of right-of-use asset impairments and $1.3 million of leasehold improvement impairments related to closing one floor of our offices located at 150 Spear Street, San Francisco, California. During 2020, we recorded $2.3 million of right-of-use asset impairments and $1.1 million of leasehold improvement impairments related to a facility lease we no longer used as a result of the integration of an acquired entity from 2019.

- *Income Taxes*.   We recognize deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between book and tax bases of assets and liabilities, operating loss carryforwards (from acquisitions) and U.S. capital losses (through December 31, 2021). Such amounts are adjusted as appropriate to reflect changes in the tax rates expected to be in effect when the temporary differences reverse. We record a valuation allowance to reduce our deferred taxes to an amount we believe is more likely than not to be realized. We consider all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a net deferred income tax asset. Judgment is required in considering the relative impact of negative and positive evidence. In arriving at these judgments, the weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified. As of December 31, 2022 and 2021, we maintained a valuation allowance of $1.0 million and $1.1 million, respectively, primarily relating to foreign net operating loss carryforwards from an acquisition and as of December 31, 2021, also from U.S. capital losses from our investment in technology-related private equity funds. During 2020, we recognized an income tax benefit in the amount of $1.0 million from the utilization of a capital loss carryforward, and the reversal of the related valuation allowance, due to a sale of an investment within the private equity fund.

Results of Operations for the years ended December 31, 2022 and 2021

The following table sets forth our Consolidated Statements of Income as a percentage of total revenues for the years noted.

	Years Ended December 31,	
	2022	**2021**
Revenues:		
Research revenues	65.9%	65.8%
Consulting revenues	28.4	31.6
Events revenues	5.7	2.6
Total revenues	100.0	100.0
Operating expenses:		
Cost of services and fulfillment	41.6	40.8
Selling and marketing	33.8	34.6
General and administrative	12.6	11.7
Depreciation	1.7	1.9
Amortization of intangible assets	2.5	3.1
Integration costs	—	0.1
Restructuring costs	1.7	—
Income from operations	6.1	7.8
Interest expense	(0.5)	(0.9)
Other income (expense), net	—	(0.2)
Gains on investments, net	0.1	—
Income before income taxes	5.7	6.7
Income tax expense	1.6	1.7
Net income	4.1%	5.0%

2022 compared to 2021

Revenues

	2022		2021		Absolute Increase (Decrease)		Percentage Increase (Decrease)
	(dollars in millions)						
Total revenues	$	537.8	$	494.3	$	43.5	9%
Research revenues	$	354.5	$	325.3	$	29.1	9%
Consulting revenues	$	152.6	$	156.1	$	(3.5)	(2%)
Events revenues	$	30.7	$	12.9	$	17.9	139%
Revenues attributable to customers outside of the U.S.	$	111.7	$	112.7	$	(1.0)	(1%)
Percentage of revenue attributable to customers outside of the U.S.		21%		23%	(2) points		—

Total revenues increased 9% during 2022 compared to 2021, and increased by 10% when excluding the effect of changes in foreign currencies. Revenues from customers outside of the U.S. decreased 1% during 2022 compared to the prior year, and increased by 5% when excluding the effect of changes in foreign currencies.

Research revenues are recognized as revenue primarily on a ratable basis over the term of the contracts, which are generally twelve-month periods. Research revenues increased 9% during 2022 compared to 2021, and increased by 10% when excluding the effect of changes in foreign currencies. The increase in revenues was primarily due to the combined effect of strong CV growth of 14% during 2021 and lower CV growth of 3% during 2022. Due to the ongoing macroeconomic conditions and the Forrester Decisions product transition (as discussed under our key metrics above), we anticipate our CV growth rate to further decline in the range of flat to low single digits through the first half of 2023.

Consulting revenues decreased 2% during 2022 compared to 2021, and decreased by 1% when excluding the effect of changes in foreign currencies. The decrease in revenues was primarily due to a decrease in delivery of advisory services by our research analysts as they shifted more of their efforts to developing and delivering our CV products, which have been partially offset by an increase in delivery of consulting services by our consulting organization.

Events revenues increased 139% during 2022 compared to 2021, and increased by 142% when excluding the effect of changes in foreign currencies. The increase in revenues was primarily due an increase in both sponsorship revenues and paid ticket attendance, primarily due to the return of in-person attendance at our events. All of our events during 2022 were held as hybrid events, consisting of both in-person and virtual experiences, while all of our events during 2021 were held as virtual events.

Refer to the "Segment Results" section below for a discussion of revenue and expenses by segment.

Cost of Services and Fulfillment

	2022		2021		Absolute Increase (Decrease)		Percentage Increase (Decrease)
Cost of services and fulfillment (dollars in millions)	$	223.8	$	201.8	$	22.0	11%
Cost of services and fulfillment as a percentage of total revenues		42%		41%	1 point		—
Service and fulfillment employees (at end of period)		920		822		98	12%

Cost of services and fulfillment expenses increased 11% in 2022 compared to 2021, and increased by 13% when excluding the effect of changes in foreign currencies. The increase was primarily due to (1) a $8.9 million increase in event expenses due to the return of in-person attendance at our events, (2) a $7.4 million increase in compensation and benefit costs due to an increase in headcount, benefit costs, and merit increases, which were partially offset by lower incentive bonus costs, (3) a $2.4 million increase in stock compensation expense, (4) a $1.7 million increase in travel and entertainment expenses due to the return of in-person attendance at our events and increased general business travel, and (5) a $0.8 million increase in professional services costs primarily due to an increase in contractor costs.

Selling and Marketing

	2022	2021	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Selling and marketing expenses (dollars in millions)	$ 181.9	$ 170.9	$ 11.0	6%
Selling and marketing expenses as a percentage of total revenues	34%	35%	(1) point	—
Selling and marketing employees (at end of period)	804	720	84	12%

Selling and marketing expenses increased 6% in 2022 compared to 2021, and increased by 8% when excluding the effect of changes in foreign currencies. The increase was primarily due to (1) a $9.4 million increase in compensation and benefit costs due to an increase in headcount, commissions expense, benefit costs, and merit increases, which were partially offset by lower incentive bonus costs, (2) a $1.1 million increase in stock compensation expense, and (3) a $0.9 million decrease in allocated facilities costs.

General and Administrative

	2022	2021	Absolute Increase (Decrease)	Percentage Increase (Decrease)
General and administrative expenses (dollars in millions)	$ 67.7	$ 58.1	$ 9.6	17%
General and administrative expenses as a percentage of total revenues	13%	12%	1 point	—
General and administrative employees (at end of period)	309	239	70	29%

General and administrative expenses increased 17% in 2022 compared to 2021, and increased by 19% when excluding the effect of changes in foreign currencies. The increase was primarily due to (1) a $3.5 million increase in compensation and benefit costs due to an increase in headcount, benefit costs, and merit increases, which were partially offset by lower incentive bonus costs, (2) a $3.3 million increase in professional services costs due to an increase in legal and contractor costs, (3) a $1.0 million increase in stock compensation expense, and (4) a $0.9 million increase in software costs.

Depreciation

Depreciation expense was consistent in 2022 compared to 2021.

Amortization of Intangible Assets

Amortization expense decreased by $2.0 million in 2022 compared to 2021 primarily due to a certain intangible assets becoming fully amortized in 2021. We expect amortization expense related to our intangible assets to be approximately $11.9 million for the year ending December 31, 2023.

Restructuring

In the fourth quarter of 2022, we incurred restructuring costs of $9.3 million. Approximately $5.0 million of the costs related to an impairment of the right-of-use asset and leasehold improvements for the closing of one floor of our offices located at 150 Spear Street, San Francisco, California. In addition, we incurred $4.3 million of costs for severance and related benefits for the termination, in January 2023, of approximately 4% of our employees across various geographies and functions to streamline operations. Approximately all of the $4.3 million of the severance and related benefit costs incurred during 2022 are expected to be paid in 2023.

Interest Expense

Interest expense consists of interest on our borrowings and realized gains and losses on the related interest rate swap. Interest expense decreased by $1.8 million in 2022 compared to 2021 due to lower average outstanding borrowings. The benefit from lower outstanding borrowings was partially offset by an increase in the annualized interest rate on our borrowings during 2022. We expect interest expense in 2023 to be essentially consistent with 2022.

Other Income (Expense), Net

Other income (expense), net primarily consists of gains and losses on foreign currency, gains and losses on foreign currency forward contracts, and interest income. Other income (expense), net increased by $1.5 million in 2022 compared to 2021 due to a decrease in foreign currency losses and an increase in interest income.

Gains on Investments, Net

Gains on investments, net primarily represents our share of equity method investment gains and losses from our technology-related investment funds. Gains on investments, net increased $0.3 million in 2022 compared to 2021 due to an increase in investment gains generated by the underlying funds.

Income Tax Expense

	2022	2021	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Provision for income taxes (dollars in millions)	$ 8.9	$ 8.3	$ 0.6	7%
Effective tax rate	29%	25%	4 points	—

The increase in the effective tax rate during 2022 as compared to 2021 was primarily due to increased non-deductible stock compensation, an increase in foreign subsidiary income subject to U.S. tax in 2022, and an increase in non-deductible expenses related to meals and entertainment in 2022 that did not occur in 2021. These increases were partially offset by a benefit related to a change in tax legislation during 2022.

Segment Results

We operate in three segments: Research, Consulting, and Events. These segments, which are also our reportable segments, are based on our management structure and how management uses financial information to evaluate performance and determine how to allocate resources. Our products and services are delivered through each segment as described below.

The Research segment includes the revenues from all of our research products as well as consulting revenues from advisory services (such as speeches and advisory days) delivered by our research organization. Research segment costs include the cost of the organizations responsible for developing and delivering these products in addition to the cost of the product management organization that is responsible for product pricing and packaging and the launch of new products.

The Consulting segment includes the revenues and the related costs of our project consulting organization. The project consulting organization delivers a majority of our project consulting revenue and certain advisory services.

The Events segment includes the revenues and the costs of the organization responsible for developing and hosting in-person and virtual events. As of January 1, 2022, we realigned our events sales costs from selling and marketing expense to the Events segment as they now fall under the Events management structure. The 2021 amounts have been revised to conform to the current presentation.

We evaluate reportable segment performance and allocate resources based on segment revenues and expenses. Segment expenses include the direct expenses of each segment organization and exclude selling and marketing expenses, general and administrative expenses, stock-based compensation expense, depreciation expense, adjustments to incentive bonus compensation from target amounts, amortization of intangible assets, restructuring and integration costs, interest and other income (expense), and gains on investments. The accounting policies used by the segments are the same as those used in the consolidated financial statements. We do not review or evaluate assets as part of segment performance. Accordingly, we do not identify or allocate assets by reportable segment.

	Research Segment	Consulting Segment	Events Segment	Consolidated
Year Ended December 31, 2022		*(In thousands, except percentages)*		
Research revenues	$ 354,453	$ —	$ —	$ 354,453
Consulting revenues	41,559	111,028	—	152,587
Events revenues	—	—	30,747	30,747
Total segment revenues	396,012	111,028	30,747	537,787
Segment expenses	(133,566)	(56,889)	(21,801)	(212,256)
Year over year revenue change	6%	2%	139%	9%
Year over year expense change	13%	10%	72%	16%

	Research Segment	Consulting Segment	Events Segment	Consolidated
Year Ended December 31, 2021		*(In thousands)*		
Research revenues	$ 325,340	$ —	$ —	$ 325,340
Consulting revenues	47,247	108,867	—	156,114
Events revenues	—	—	12,861	12,861
Total segment revenues	372,587	108,867	12,861	494,315
Segment expenses	(118,155)	(51,770)	(12,709)	(182,634)

Research segment revenues increased 6% during 2022 compared to 2021. Research product revenues within this segment increased 9%, which was primarily due to the combined effect of strong CV growth of 14% during 2021 and lower CV growth of 3% during 2022. Consulting product revenues within this segment decreased 12% primarily due to decreased delivery of consulting and advisory services by our research analysts as they shifted more of their efforts to developing and delivering our CV products.

Research segment expenses increased 13% during 2022 compared to 2021. The increase in expenses was primarily due to (1) a $13.5 million increase in compensation and benefit costs primarily due to an increase in headcount, benefit costs, and merit increases and (2) a $1.1 million increase in travel and entertainment expenses.

Consulting segment revenues increased 2% during 2022 compared to 2021 due to demand for our content marketing and strategy consulting offerings.

Consulting segment expenses increased 10% during 2022 compared to 2021. The increase in expenses was primarily due to (1) a $3.6 million increase in compensation and benefit costs primarily due to an increase in headcount, benefit costs, and merit increases and (2) a $1.5 million increase in professional services primarily due to an increase in contractor costs.

Event segment revenues increased 139% during 2022 compared to 2021. The increase in revenues was due to an increase in both sponsorship revenues and paid ticket attendance, primarily due to the return of in-person events.

Event segment expenses increased 72% during 2022 compared to 2021. The increase in expenses was primarily due to an increase in event expenses due to the return of in-person attendance at our events.

A detailed description and analysis of the fiscal year 2020 year-over-year changes can be found in Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* in our Annual Report on Form 10-K for the year ended December 31, 2021.

Liquidity and Capital Resources

We have historically financed our operations primarily through funds generated from operations. Research revenues, which constituted 66% of our revenues during 2022, are generally renewable annually and are typically payable in advance. We generated cash from operating activities of $39.4 million and $107.1 million during the years ended December 31, 2022 and 2021, respectively. The $67.6 million decrease in cash provided from operations during 2022 was primarily due to 1) a $50.9 million decrease in cash generated from accounts receivable and deferred revenue due to an increase in deferred revenue during the 2021 period from client billings in excess of revenue that did not recur in the 2022 period, 2) a $26.5 million increase in cash used for accrued expenses resulting from the payout of year end incentive compensation, and 3) a $14.5 million reduction in cash used for working capital (excluding accounts receivable, deferred revenue and accrued expenses).

During 2022, we used cash in investing activities of $6.8 million, which consisted of $5.7 million of purchases of property and equipment, primarily consisting of computer software and equipment, and $1.4 million in net purchases of marketable investments. During 2021, we used cash in investing activities of $29.3 million, which consisted of $18.6 million in net purchases of marketable investments and $10.7 million of purchases of property and equipment, primarily consisting of computer software, leasehold improvements and equipment.

During 2022, we used $38.9 million of cash from financing activities primarily due to $25.0 million of discretionary repayments of our revolving credit facility and $15.1 million for purchases of our common stock, partially offset by $1.2 million of net proceeds from the issuance of common stock under our stock-based incentive plans. During 2021, we used $49.1 million of cash from financing activities primarily due to $34.4 million of repayments of our debt, which consisted of $9.4 million of required payments on our term loan and $25.0 million of discretionary payments on our revolving credit facility, $20.1 million for purchases of our common stock, as well as $3.4 million in taxes paid related to net share settlements of restricted stock units, partially offset by $9.2 million of net proceeds from the issuance of common stock under our stock-based incentive plans. As of December 31, 2022, our remaining stock repurchase authorization was approximately $75.0 million.

On December 21, 2021, we and certain of our subsidiaries entered into an amendment of our existing credit facility, dated as of January 3, 2019, with JPMorgan Chase Bank, N.A., as administrative agent (the "Administrative Agent"), and the lenders party thereto (the "Existing Credit Agreement" and the Existing Credit Agreement as amended by the Amendment, the "Amended Credit Agreement"). The Existing Credit Agreement was amended to, among other things, (a) increase the aggregate principal amount of revolving credit commitments (the "Revolving Credit Facility") from $75.0 million to $150.0 million and eliminate the existing term loan facility, (b) extend the scheduled maturity date of the revolving credit commitments to December of 2026, (c) reduce (i) the applicable margin with respect to revolving loans to, at Forrester's option, (i) between 1.25% and 1.75% per annum for loans based on LIBOR and (ii) between 0.25% and 0.75% per annum for loans based on the applicable base rate, in each case, based on Forrester's consolidated total leverage ratio, (d) reduce the commitment fee applicable to undrawn revolving credit commitments to between 0.30% and 0.20% per annum based on our consolidated total leverage ratio, (e) replace the minimum fixed charge coverage ratio financial covenant under the Existing Credit Agreement with a minimum consolidated interest coverage ratio of 3.50:1.00 and (f) include a covenant limiting the amount of capital expenditures in each fiscal year.

The Amended Credit Agreement permits an increase in commitments under the Revolving Credit Facility in an aggregate principal amount up to $50.0 million, subject to approval by the Administrative Agent and certain customary terms and conditions. Additional information is provided in Note 4 – *Debt* in the Notes to Consolidated Financial Statements. The Revolving Credit Facility matures on December 21, 2026. There was a balance of $50.0 million outstanding on the facility at December 31, 2022.

The Amended Credit Agreement contains certain customary restrictive loan covenants, including among others, financial covenants that apply a maximum leverage ratio, minimum interest coverage ratio, and maximum annual capital expenditures. The negative covenants limit, subject to various exceptions, our ability to incur additional indebtedness, create liens on assets, merge, consolidate, liquidate or dissolve any part of the Company, sell assets, change fiscal year, or enter into certain transactions with affiliates and subsidiaries. We were in full compliance with the covenants as of December 31, 2022 and expect to continue to be in compliance through the next 12 months.

Additional future contractual cash obligations extending over the next 12 months and beyond primarily consist of operating lease payments. We lease office space under non-cancelable operating lease agreements (refer to Note 5 – *Leases* in the Notes to Consolidated Financial Statements for additional information). The remaining duration of non-cancelable office space leases ranges from less than 1 year to 8 years. Remaining lease payments within one year, within two to three years, within four to five years, and after five years from December 31, 2022 are $16.5 million, $30.1 million, $17.7 million, and $8.7 million, respectively.

In addition to the contractual cash commitments included above, we have other payables and liabilities that may be legally enforceable but are not considered contractual commitments. See Note 14 – *Certain Balance Sheet Accounts* in the Notes to Consolidated Financial Statements for more information on our payables and liabilities.

As of December 31, 2022, we had cash, cash equivalents, and marketable investments of $123.3 million. This balance includes $81.4 million held outside of the U.S. If the cash outside of the U.S. is needed for operations in the U.S., we would be required to accrue and pay U.S. state taxes and may be required to pay withholding taxes to foreign jurisdictions to repatriate these funds. However, our intent is to permanently reinvest these funds outside of the U.S. and our current plans do not demonstrate a need to repatriate these funds for our U.S. operations. We believe that our current cash balance and cash flows from operations will satisfy working capital, financing activities, and capital expenditure requirements for the next twelve months and to meet our known long-term cash requirements.

As of December 31, 2022, we did not have any significant unrecognized tax benefits for uncertain tax positions.

Recent Accounting Pronouncements

See Note 1 – *Summary of Significant Accounting Policies* in the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements, including the expected dates of adoption and effects on results of operations and financial condition.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risk related to changes in foreign currency exchange rates and changes in interest rates on our variable-rate debt.

Foreign Currency Exchange. On a global level, we face exposure to movements in foreign currency exchange rates as we enter into normal business transactions that may be in currencies other than the local currency of our subsidiaries, including the Euro, British Pound, and other foreign currencies. During 2022, we entered into several foreign currency forward contracts to mitigate the effects of adverse fluctuations in foreign currency exchange rates and we may continue to enter into hedging agreements in the future. In addition, transactions and account balances between our U.S. and foreign subsidiaries expose us to currency exchange risk. This exposure may change over time as business practices evolve and could have a material adverse effect on our results of operations.

We incurred foreign currency exchange losses of $0.2 million, $1.4 million, and $0.6 million during the years ended December 31, 2022, 2021, and 2020, respectively.

Interest Rate Risk. As of December 31, 2022, we had $50.0 million in total debt principal outstanding. See Note 4 — *Debt* in the Notes to Consolidated Financial Statements for additional information regarding our outstanding debt obligations.

All of our debt outstanding as of December 31, 2022 was based on a floating base rate of interest, which exposes us to increases in interest rates. As an indication of our potential exposure to changes in interest rates, a hypothetical 25 basis point increase or decrease in interest rates on our debt could change our annual pretax interest expense for the following 12-month period by approximately $0.1 million.

The primary objective of our investment activities is to preserve principal and maintain liquidity while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash equivalents and marketable investments in a variety of securities during the course of the year, which may include U.S. government agencies, municipal notes and bonds, corporate notes and bonds, commercial paper, and money market funds. The securities, other than money market funds, are classified as available-for-sale and consequently are recorded on the Consolidated Balance Sheets at fair value with unrealized gains or losses reported as a component of accumulated other comprehensive loss in the Consolidated Balance Sheets. If interest rates rise, the market value of our investments may decline, which could result in a realized loss if we are forced to sell an investment before its scheduled maturity. We have the ability to hold our fixed income investments until maturity (without giving effect to any future acquisitions or mergers). Therefore, we would not expect our operating results or cash flows to be affected to any significant degree by a sudden change in market interest rates on our securities portfolio. In addition, given the short maturities and investment grade quality of the portfolio holdings at December 31, 2022, a hypothetical 10% change in interest rates would not materially affect the fair value of our cash and cash equivalents.

The following table provides information about our investment portfolio, for which all of the securities are denominated in U.S. dollars. For investment securities, the table presents principal cash flows and related weighted-average interest rates by maturity date. Principal amounts by maturity dates (dollars in thousands):

| | Years Ended December 31, | | |
	2023	2024	2025
Corporate obligations	$ 11,982	$ 3,815	$ 1,906
Federal obligations	—	1,985	—
Total	$ 11,982	$ 5,800	$ 1,906
Weighted average interest rates	3.45%	2.88%	2.53%

Item 8. *Consolidated Financial Statements and Supplementary Data*

The financial statements listed in the following Index to Financial Statements are filed as a part of this 2022 Annual Report on Form 10-K.


FORRESTER RESEARCH, INC.

INDEX TO FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Forrester Research, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Forrester Research, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, of comprehensive income (loss), of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Identification of Distinct Performance Obligations

As described in Note 1 to the consolidated financial statements, the Company generates all of its revenues from contracts with customers, which totaled $537.8 million for the year ended December 31, 2022. Performance obligations within a contract are identified based on the products and services promised to be transferred in the contract. When a contract includes more than one promised product or service, management must apply judgment to determine whether the promises represent multiple performance obligations or a single, combined performance obligation. This evaluation requires management to determine if the promises are both capable of being distinct, where the customer can benefit from the product or service on its own or together with other resources readily available, and are distinct within the context of the contract, where the transfer of products or services is separately identifiable from other promises in the contract. When both criteria are met, each promised product or service is accounted for as a separate performance obligation.

The principal considerations for our determination that performing procedures relating to revenue recognition, specifically the identification of distinct performance obligations, is a critical audit matter are the significant audit effort in performing procedures and evaluating evidence related to management's identification of the distinct performance obligations.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the identification of performance obligations. These procedures also included, among others, testing management's process for identifying distinct performance obligations within contracts with customers and evaluating the revenue recognition impact of contractual terms and conditions by examining contracts on a test basis.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 10, 2023

We have served as the Company's auditor since 2010.

FORRESTER RESEARCH, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

		December 31, 2022		December 31, 2021
ASSETS				
Current Assets:				
Cash and cash equivalents	$	103,629	$	115,769
Marketable investments (Note 2)		19,688		18,509
Accounts receivable, net of allowance for expected credit losses of $560 and $610 as of December 31, 2022 and 2021, respectively (Note 1, 14)		73,345		86,965
Deferred commissions		24,559		29,631
Prepaid expenses and other current assets		14,069		18,614
Total current assets		235,290		269,488
Property and equipment, net		23,208		28,245
Operating lease right-of-use assets		49,970		65,009
Goodwill		242,149		244,994
Intangible assets, net		49,504		62,733
Other assets		8,317		9,660
Total assets	$	608,438	$	680,129
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	361	$	840
Accrued expenses and other current liabilities		91,007		97,800
Deferred revenue		178,021		213,696
Total current liabilities		269,389		312,336
Long-term debt		50,000		75,000
Non-current operating lease liabilities		50,751		65,038
Other non-current liabilities (Note 14)		16,642		23,848
Total liabilities		386,782		476,222
Commitments and contingencies (Note 5, 15)				
Stockholders' Equity:				
Preferred stock, $0.01 par value				
Authorized - 500 shares; issued and outstanding - none		—		—
Common stock, $0.01 par value				
Authorized - 125,000 shares				
Issued - 24,367 and 24,085 shares as of December 31, 2022 and 2021, respectively				
Outstanding - 19,062 and 19,058 shares as of December 31, 2022 and 2021, respectively		244		241
Additional paid-in capital		261,766		245,985
Retained earnings		174,631		152,825
Treasury stock - 5,305 and 5,027 shares as of December 31, 2022 and 2021, respectively		(207,067)		(191,955)
Accumulated other comprehensive loss		(7,918)		(3,189)
Total stockholders' equity		221,656		203,907
Total liabilities and stockholders' equity	$	608,438	$	680,129

The accompanying notes are an integral part of these consolidated financial statements.

FORRESTER RESEARCH, INC.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

		Years Ended December 31,				
		2022		**2021**		**2020**
Revenues:						
Research	$	354,453	$	325,340	$	301,544
Consulting		152,587		156,114		137,303
Events		30,747		12,861		10,137
Total revenues		537,787		494,315		448,984
Operating expenses:						
Cost of services and fulfillment		223,773		201,815		180,899
Selling and marketing		181,940		170,949		166,200
General and administrative		67,655		58,056		50,369
Depreciation		9,269		9,390		9,879
Amortization of intangible assets		13,161		15,129		19,683
Integration costs		—		334		5,779
Restructuring costs		9,335		—		—
Total operating expenses		505,133		455,673		432,809
Income from operations		32,654		38,642		16,175
Interest expense		(2,461)		(4,222)		(5,340)
Other income (expense), net		222		(1,229)		(374)
Gains on investments, net		309		—		2,472
Income before income taxes		30,724		33,191		12,933
Income tax expense		8,918		8,347		2,943
Net income	$	21,806	$	24,844	$	9,990
Basic income per common share	$	1.15	$	1.30	$	0.53
Diluted income per common share	$	1.14	$	1.28	$	0.53
Basic weighted average common shares outstanding		18,967		19,110		18,827
Diluted weighted average common shares outstanding		19,172		19,357		18,935

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

| | Years Ended December 31, | | |
	2022	2021	2020
Net income	$ 21,806	$ 24,844	$ 9,990
Other comprehensive income (loss), net of tax:			
Foreign currency translation	(4,807)	(3,083)	4,884
Net change in market value of interest rate swap	212	609	(717)
Net change in market value of investments	(134)	(25)	—
Other comprehensive income (loss)	(4,729)	(2,499)	4,167
Comprehensive income	$ 17,077	$ 22,345	$ 14,157

The accompanying notes are an integral part of these consolidated financial statements.

FORRESTER RESEARCH, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Number of Shares	$0.01 Par Value			Number of Shares	Cost		
Balance at December 31, 2019	23,275	$ 233	$ 216,454	$ 118,147	4,631	$ (171,889)	$ (4,857)	$ 158,088
Issuance of common stock under stock plans, including tax effects	373	3	2,797	—	—	—	—	2,800
Stock-based compensation expense	—	—	10,877	—	—	—	—	10,877
Cumulative effect adjustment due to adoption of new accounting pronouncement, net of tax	—	—	—	(156)	—	—	—	(156)
Net income	—	—	—	9,990	—	—	—	9,990
Net change in interest rate swap, net of tax	—	—	—	—	—	—	(717)	(717)
Foreign currency translation	—	—	—	—	—	—	4,884	4,884
Balance at December 31, 2020	23,648	236	230,128	127,981	4,631	(171,889)	(690)	185,766
Issuance of common stock under stock plans, including tax effects	437	5	5,787	—	—	—	—	5,792
Repurchases of common stock	—	—	—	—	396	(20,066)	—	(20,066)
Stock-based compensation expense	—	—	10,070	—	—	—	—	10,070
Net income	—	—	—	24,844	—	—	—	24,844
Net change in interest rate swap, net of tax	—	—	—	—	—	—	609	609
Net change in marketable investments, net of tax	—	—	—	—	—	—	(25)	(25)
Foreign currency translation	—	—	—	—	—	—	(3,083)	(3,083)
Balance at December 31, 2021	24,085	241	245,985	152,825	5,027	(191,955)	(3,189)	203,907
Issuance of common stock under stock plans, including tax effects	282	3	1,238	—	—	—	—	1,241
Repurchases of common stock	—	—	—	—	278	(15,112)	—	(15,112)
Stock-based compensation expense	—	—	14,543	—	—	—	—	14,543
Net income	—	—	—	21,806	—	—	—	21,806
Net change in interest rate swap, net of tax	—	—	—	—	—	—	212	212
Net change in marketable investments, net of tax	—	—	—	—	—	—	(134)	(134)
Foreign currency translation	—	—	—	—	—	—	(4,807)	(4,807)
Balance at December 31, 2022	24,367	$ 244	$ 261,766	$ 174,631	5,305	$ (207,067)	$ (7,918)	$ 221,656

The accompanying notes are an integral part of these consolidated financial statements.

FORRESTER RESEARCH, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Net income	$ 21,806	$ 24,844	$ 9,990
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	9,269	9,390	9,879
Impairment of property and equipment	1,296	—	1,098
Amortization of intangible assets	13,161	15,129	19,683
Net gains from investments	(309)	—	(2,472)
Deferred income taxes	(6,652)	(275)	(1,677)
Stock-based compensation	14,543	10,070	10,877
Operating lease right-of-use assets amortization and impairments	14,511	11,415	13,397
Amortization of deferred financing fees	443	920	981
Amortization of premium (discount) on investments	(3)	65	—
Foreign currency losses	239	1,439	582
Changes in assets and liabilities			
Accounts receivable	12,835	(3,898)	234
Deferred commissions	5,070	(6,010)	(3,299)
Prepaid expenses and other current assets	4,374	(1,283)	(423)
Accounts payable	(461)	201	109
Accrued expenses and other liabilities	(6,102)	20,426	297
Deferred revenue	(31,656)	36,007	(925)
Operating lease liabilities	(12,939)	(11,373)	(10,577)
Net cash provided by operating activities	39,425	107,067	47,754
Cash flows from investing activities:			
Purchases of property and equipment	(5,663)	(10,745)	(8,905)
Purchases of marketable investments	(28,683)	(21,607)	—
Proceeds from maturities of marketable investments	27,331	2,000	—
Proceeds from sales of marketable investments	—	1,000	—
Other investing activity	201	56	4,335
Net cash used in investing activities	(6,814)	(29,296)	(4,570)
Cash flows from financing activities:			
Payments on borrowings	(25,000)	(34,375)	(23,375)
Payment of debt issuance costs	—	(494)	—
Deferred acquisition payments	—	—	(3,112)
Repurchases of common stock	(15,112)	(20,066)	—
Proceeds from issuance of common stock under employee equity incentive plans	4,352	9,165	5,706
Taxes paid for net share settlements of stock-based compensation awards	(3,111)	(3,373)	(2,906)
Net cash used in financing activities	(38,871)	(49,143)	(23,687)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(6,117)	(1,249)	1,963
Net increase (decrease) in cash, cash equivalents and restricted cash	(12,377)	27,379	21,460
Cash, cash equivalents and restricted cash, beginning of year	118,031	90,652	69,192
Cash, cash equivalents and restricted cash, end of year	$ 105,654	$ 118,031	$ 90,652
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 2,015	$ 3,279	$ 4,373
Cash paid for income taxes	$ 8,901	$ 9,815	$ 3,194

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Summary of Significant Accounting Policies

Basis of Presentation

Forrester Research, Inc. is a global independent research and advisory firm. The Company helps leaders across technology, customer experience, marketing, sales and product functions use customer obsession to accelerate growth. Through Forrester's proprietary research, consulting, and events, leaders from around the globe are empowered to be bold at work, navigate change, and put their customers at the center of their leadership, strategy, and operations. The Company's unique insights are grounded in annual surveys of more than 700,000 consumers, business leaders, and technology leaders worldwide, rigorous and objective research methodologies, over 100 million real-time feedback votes, and the shared wisdom of our clients.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") for reporting on Form 10-K. The Company's fiscal year is the twelve months from January 1 through December 31 and all references to 2022, 2021, and 2020 refer to the fiscal year unless otherwise noted.

Principles of Consolidations

The accompanying consolidated financial statements include the accounts of Forrester and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Forrester considers the more significant of these estimates to be revenue recognition, ongoing impairment reviews of goodwill, intangible and other long-lived assets, and income taxes. On an ongoing basis, management evaluates its estimates. Actual results could differ from these estimates.

Adoption of New Accounting Pronouncements

The Company adopted the guidance in the Financial Accounting Standards Board's ("FASB") Accounting Standards Update ("ASU") No. 2019-12, *Income Taxes – Simplifying the Accounting for Income Taxes* on January 1, 2021. The standard provides guidance to simplify the accounting for income taxes in certain areas, changes the accounting for select income tax transactions, and makes other minor improvements. The adoption of this standard did not have a material impact on the Company's financial position or results of operations.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments*. The standard and its related amendments (collectively "Topic 326") modified the financial instrument incurred loss impairment model by requiring entities to use a forward-looking approach based on expected losses and to consider a broader range of reasonable and supportable information to estimate credit losses on certain types of financial instruments, including accounts receivable. On January 1, 2020, the Company adopted Topic 326 using the modified retrospective method in which prior periods are not adjusted and the cumulative effect of applying the standard is recorded at the date of initial application. The Company recorded a cumulative effect adjustment of $0.2 million to decrease retained earnings as a result of adopting the standard.

The allowance for expected credit losses on accounts receivable for the twelve months ended December 31, 2020 and adoption impact is summarized in Note 14 - *Certain Balance Sheet Accounts*.

When evaluating the adequacy of the allowance for expected credit losses, the Company makes judgments regarding the collectability of accounts receivable based, in part, on the Company's historical loss rate experience, customer concentrations, management's expectations of future losses as informed by current economic conditions, and changes in customer payment terms. If the expected financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. If the expected financial condition of the Company's customers were to improve, the allowances may be reduced accordingly.

The Company adopted the guidance in ASU No. 2017-04, *Intangibles-Goodwill and Other: Simplifying the Test for Goodwill Impairment* on January 1, 2020. The standard simplified the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test and required that instead, an entity should perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The adoption of this standard did not impact the Company's financial position or results of operations.

The Company adopted the guidance in ASU No. 2018-13, *Fair Value Measurement Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement* on January 1, 2020. The standard modified the disclosure requirements for fair value measurements under Topic 820, *Fair Value Measurement*, including changes to transfers between fair value levels, and Level 3 fair value measurements. Changes required upon adoption of this standard are included in Note 8 – *Fair Value Measurements* and did not impact the Company's financial position or results of operations.

The Company adopted the guidance in ASU No. 2018-15, *Intangibles-Goodwill and Other-Internal-Use Software: Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract* on January 1, 2020 using the prospective method. The standard aligned the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The adoption of this standard did not have a material impact on the Company's financial position or results of operations.

Fair Value Measurements

The carrying amounts reflected in the Consolidated Balance Sheets for cash, certain cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short-term maturities. The Company's financial instruments also include its outstanding variable-rate borrowings (refer to Note 4 – *Debt*). The Company believes that the carrying amount of its variable-rate borrowings reasonably approximate their fair values because the rates of interest on those borrowings reflect current market rates of interest.

Additionally, the Company has certain financial assets and liabilities recorded at fair value at each balance sheet date, including cash equivalents, marketable investments, and a derivative contract for an interest rate swap, in accordance with the accounting standards for fair value measurements. Refer to Note 7 – *Fair Value Measurements* for the Company's fair value disclosures.

Cash, Cash Equivalents, and Marketable Investments

Forrester considers all short-term, highly liquid investments with original maturities at the time of purchase of 90 days or less to be cash equivalents.

The Company's portfolio of investments may at any time include securities of U.S. government agencies, municipal notes and bonds, corporate notes and bonds, commercial paper, and money market funds. Marketable investments are classified as current assets as they are available for use in current operations. Forrester accounts for all marketable investments as available-for-sale securities and as such, the marketable investments are carried at fair value with unrealized gains and losses (not related to credit losses) recorded in accumulated other comprehensive loss in the Consolidated Balance Sheets. Realized gains and losses on securities are included in earnings and are determined using the specific identification method. The Company conducts periodic reviews to identify and evaluate each investment that has an unrealized loss, in accordance with the meaning of other-than-temporary impairment and its application to certain investments, as required under the accounting standards. Unrealized losses on available-for-sale securities that are determined to be temporary, and not related to credit loss, are recorded, net of tax, in accumulated other comprehensive loss. During the years ended December 31, 2022 and 2021, the Company did not record any other-than-temporary impairment losses on its available-for-sale securities. The Company did not own any marketable investments during the year ended December 31, 2020.

The Company did not realize any gains or losses from the Company's available-for-sale securities during the years ended December 31, 2022 and 2021.

Presentation of Restricted Cash

The following table summarizes the end-of-period cash and cash equivalents from the Company's Consolidated Balance Sheets and the total cash, cash equivalents and restricted cash as presented in the accompanying Consolidated Statements of Cash Flows (in thousands).

| | For the Year Ended December 31, | |
	2022	2021
Cash and cash equivalents	$ 103,629	$ 115,769
Restricted cash classified in other assets (1):	2,025	2,262
Cash, cash equivalents and restricted cash shown in statement of cash flows	$ 105,654	$ 118,031

(1) Restricted cash consists of collateral required for leased office space. The short-term or long-term classification regarding the collateral for the leased office space is determined in accordance with the expiration of the underlying leases.

Concentrations of Credit Risk

Financial instruments that potentially subject Forrester to concentrations of credit risk are principally cash, cash equivalents, accounts receivable, and foreign currency forward exchange contracts. The Company limits its risk exposure by having its cash, cash equivalents, interest rate swap and foreign currency forward exchange contracts with large commercial banks and by diversifying counterparties. No single customer accounted for greater than 4% of revenues or 4% of accounts receivable in any of the periods presented.

Forrester does not have any off-balance sheet arrangements.

Business Acquisitions

Forrester accounts for business combinations in accordance with the acquisition method of accounting as prescribed by FASB ASC Topic 805, *Business Combinations*. The acquisition method of accounting requires the Company to record the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, with any excess of the consideration transferred over the estimated fair value of the net assets acquired, including identifiable intangible assets, to be recorded to goodwill. The Company did not consummate a business combination during the years ended December 31, 2022, 2021, and 2020.

Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair values of the tangible and identifiable intangible net assets acquired. Goodwill is not amortized; however, it is required to be tested for impairment annually, which requires assessment of the potential impairment at the reporting unit level. Reporting units are determined based on the components of the Company's operating segments that constitute a business for which financial information is available and for which operating results are regularly reviewed by segment management. Testing for impairment is also required on an interim basis if an event or circumstance indicates it is more likely than not an impairment loss has been incurred. When performing an impairment assessment, the Company either uses a qualitative assessment, to determine if it is more likely than not that the estimated fair value of any reporting unit is less than its carrying amount, or a quantitative analysis, to determine and compare the fair value of each reporting unit to its carrying value, or a combination of both. An impairment of goodwill is recognized to the extent that the carrying amount of a reporting unit exceeds its estimated fair value. Absent an event that indicates a specific impairment may exist, the Company has selected November 30th as the date for performing the annual goodwill impairment test. Goodwill impairment charges have not been required for the years ended December 31, 2022, 2021 and 2020.

Impairment of Other Long-Lived Tangible and Intangible Assets

Other long-lived assets primarily consist of property and equipment, operating lease right-of-use assets and intangible assets. The Company periodically evaluates the recoverability of other long-lived assets whenever events and changes in circumstances, indicate that the carrying amount of an asset may not be fully recoverable. When indicators of impairment are present, the carrying values of the asset group are evaluated in relation to the future undiscounted cash flows of the underlying business. The net book value of the underlying asset is adjusted to fair value if the sum of the expected discounted cash flows is less than book value. Fair values are based on estimates of market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk. The Company recorded $5.0 million and $3.4 million of long-lived asset impairment charges during 2022 and 2020, respectively (refer to Note 5 – *Leases*). No impairment charges were recorded during 2021.

Non-Current Liabilities

The Company records deferred tax liabilities and other liabilities that are expected to be settled over a period that exceeds one year as non-current liabilities.

Foreign Currency

The functional currency of Forrester's wholly-owned subsidiaries is their respective local currency. These subsidiary financial statements are translated to U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates during the corresponding period for revenues and expenses, with translation gains and losses recorded as a component of accumulated other comprehensive loss in the Consolidated Balance Sheets. Gains and losses related to the remeasurement of monetary assets and liabilities denominated in a currency other than an entity's functional currency are included in other income (expense), net in the Consolidated Statements of Income. Forrester recorded $0.2 million, $1.4 million, and $0.6 million of foreign exchange losses during 2022, 2021, and 2020, respectively.

Revenue

The Company generates all of its revenues from contracts with customers, which totaled $537.8 million for the year ended December 31, 2022.

The Company recognizes revenue when a customer obtains control of promised products or services, in an amount that reflects the consideration expected to be received in exchange for those products or services. The Company follows the five-step model prescribed under Topic 606: (i) identify the contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenue when (or as) the Company satisfies each performance obligation. Revenues are presented net of any sales or value added taxes collected from customers and remitted to the government.

The Company accounts for a contract when it has approval and commitment from both parties, the fees, payment terms and rights of the parties regarding the products or services to be transferred are identified, the contract has commercial substance, and it is probable that substantially all of the consideration for the products and services expected to be transferred is collectible. The Company applies judgment in determining the customer's ability and intention to pay for services expected to be transferred, which is based on factors including the customer's payment history, management's ability to mitigate exposure to credit risk (for example, requiring payment in advance of the transfer of products or services, or the ability to stop transferring promised products or services in the event a customer fails to pay consideration when due), and experience selling to similarly situated customers. Since the transaction price is fixed and defined as part of entering into a contract, and generally does not change, variable consideration is insignificant.

Performance obligations within a contract are identified based on the products and services promised to be transferred in the contract. When a contract includes more than one promised product or service, the Company must apply judgment to determine whether the promises represent multiple performance obligations or a single, combined performance obligation. This evaluation requires the Company to determine if the promises are both capable of being distinct, where the customer can benefit from the product or service on its own or together with other resources readily available, and are distinct within the context of the contract, where the transfer of products or services is separately identifiable from other promises in the contract. When both criteria are met, each promised product or service is accounted for as a separate performance obligation. In cases where the promises are distinct, the Company is further required to evaluate if the promises are a series of products and services that are substantially the same and have the same pattern of transfer to the customer (referred to as the "series" guidance). When the Company determines that promises meet the series guidance, they are accounted for as a single, combined performance obligation.

Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation on a relative basis according to their standalone selling prices. The Company determines standalone selling price based on the price at which the performance obligation is sold separately. If the Company does not have a history of selling a performance obligation, management applies judgment to estimate the standalone selling price, taking into consideration available information, including market conditions, factors considered to set list prices, pricing of similar products, and internal pricing objectives. The corresponding allocated revenues are recognized when (or as) the performance obligations are satisfied, as discussed further below.

Research revenues

The majority of research revenues are annual subscriptions to our research, including access to a designated portion of our research and, depending on the type of license, unlimited analyst inquiry or guidance sessions, an executive coach or advisor, peer offerings, and unlimited participation in Forrester webinars, all of which are delivered throughout the contract period. The Company has concluded that these promises represent a stand ready obligation to provide a daily information service, in which the services are the same each day, every day is distinct, and the customer simultaneously receives and consumes the benefits as the Company transfers control throughout the contract period. Accordingly, these subscriptions meet the requirements of the series guidance and are each accounted for as a single performance obligation. The Company recognizes revenue ratably over the contract term, using an output measure of time elapsed. Certain of the research products include advisory services and/or an event ticket, which are accounted for as a separate performance obligation and are recognized at the point in time the service is completed, the final deliverable is transferred to the customer, or the event occurs. Research revenues also include sales of electronic reprints, which are written research documents prepared by Forrester's analysts and hosted via an on-line platform. Reprints include a promise to deliver a customer-selected research document and certain usage data provided through the on-line platform, which represents two performance obligations. The Company satisfies the performance obligation for the research document by providing access to the electronic reprint and accordingly recognizes revenue at that point in time. The Company satisfies the performance obligation for the data portion of the reprint on a daily basis and accordingly recognizes revenue over time.

Consulting revenues

Consulting revenues consists of consulting projects and advisory services.

Consulting project revenues consist of the delivery of focused insights and recommendations that assist customers with their challenges in developing and executing strategies around technology, customer experience, and digital transformation. Projects are fixed-fee arrangements that are generally completed over two weeks to three months. The Company has concluded that each project represents a single performance obligation as each is a single promise to deliver a customized engagement and deliverable. For the majority of these services, either practically or contractually, the work performed and delivered to the customer has no alternative use to the Company. Additionally, Forrester maintains an enforceable right to payment at all times throughout the contract. The Company utilizes an input method and recognizes revenue over time, based on hours expended relative to the total estimated hours required to satisfy the performance obligation. The input method closely aligns with how control of interim deliverables is transferred to the customer throughout the engagement and is also the method used internally to price the project and assess operational performance. If the Company were to enter into an agreement where it does not have an enforceable right to payment at all times, revenue would be recognized at the point in time the project is completed.

Advisory services revenues are short-term presentations or knowledge sharing sessions (which can range from one hour to two days), such as speeches and advisory days. Each is a promise for a Forrester analyst to deliver a deeper understanding of Forrester's published research and represents a single performance obligation. Revenue is recognized at the point in time the service is completed or the final deliverable is transferred to the customer, which is when the customer has received the benefit(s) of the service.

Events revenues

Events revenues consist of either ticket or sponsorship sales for Forrester-hosted events. Each is a single promise that either allows entry to, or grants the right to promote a product or service at, a specific event. The Company concluded that each of these represents a single performance obligation. The Company recognizes revenue at the completion of the event, which is the point in time when the customer has received the benefit(s) from attending or sponsoring the event.

Prepaid performance obligations

Prepaid performance obligations (including event tickets, reprints, consulting projects, and advisory services) on non-cancellable contracts, for which the Company estimates will expire unused, are recognized in proportion to the pattern of related rights exercised by the customer. This assessment requires judgment, including estimating the percentage of prepaid rights that will go unexercised and anticipating the impact that future changes to products, pricing, and customer engagement will have on actual expirations. The Company updates estimates used to recognize unexercised rights on a quarterly basis.

Contract modifications

Consulting contracts are occasionally modified to update the scope of the services purchased. Since a consulting project is a single performance obligation that is only partially satisfied at the modification date, the updated project requirements are not distinct and the modification is accounted for as part of the existing contract. The effect of the modification on the transaction price and the Company's measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue (either an increase or decrease) on a cumulative catch-up basis. For the year ended December 31, 2022, the Company recorded an immaterial amount of cumulative catch-up adjustments.

Refer to Note 13 – *Operating Segment and Enterprise Wide Reporting* for a summary of disaggregated revenue by geographic region.

Contract Assets and Liabilities

Accounts receivable

Accounts receivable includes amounts billed and currently due from customers. Since the only condition for payment of the Company's invoices is the passage of time, the Company records a receivable on the date the invoice is issued. Also included in accounts receivable are unbilled amounts resulting from revenue exceeding the amount billed to the customer, where the right to payment is unconditional. If the right to payment for services performed was conditional on something other than the passage of time, the unbilled amount would be recorded as a separate contract asset. There were no contract assets as of December 31, 2022.

The majority of the Company's contracts are non-cancelable. However, for contracts that are cancelable by the customer, the Company does not record a receivable when it issues an invoice. The Company records accounts receivable on these contracts only up to the amount of revenue earned but not yet collected.

In addition, since the majority of the Company's contracts are for a duration of one year and payment is expected within one year from the transfer of products and services, the Company does not adjust its receivables or transaction price for the effects of a significant financing component.

Deferred revenue

The Company refers to contract liabilities as deferred revenue on the Consolidated Balance Sheets. Payment terms in the Company's customer contracts vary, but generally require payment in advance of fully satisfying the performance obligation(s). Deferred revenue consists of billings in excess of revenue recognized. Similar to accounts receivable, the Company does not record deferred revenue for unpaid invoices issued on a cancelable contract.

During the years ended December 31, 2022 and 2021, the Company recognized approximately $189.2 million and $154.9 million of revenue, respectively, related to its deferred revenue balance at January 1 of each such period.

Approximately $416.8 million of revenue is expected to be recognized during the next 24 months from remaining performance obligations as of December 31, 2022.

Cost to Obtain Contracts

The Company capitalizes commissions paid to sales representatives and related fringe benefits costs that are incremental to obtaining customer contracts. These costs are included in deferred commissions on the Consolidated Balance Sheets. The Company elected the practical expedient to account for these costs at a portfolio level as the Company's contracts are similar in nature and the amortization model used closely matches the amortization expense that would be recognized on a contract-by-contract basis. Costs to obtain a contract are amortized to earnings over the initial contract term, which is the same period the related revenue is recognized.

Amortization of the expense related to deferred commissions was $45.9 million, $43.9 million, and $40.0 million for the years ended December 31, 2022, 2021, and 2020, respectively, and is recorded in selling and marketing expenses in the Consolidated Statements of Income. The Company evaluates the recoverability of deferred commissions at each balance sheet date and there were no impairments recorded during 2022, 2021, or 2020.

Leases

The Company determines whether an arrangement is a lease at inception of the arrangement. The Company accounts for a lease when it has the right to control the leased asset for a period of time while obtaining substantially all of the assets' economic benefits. All of the Company's leases are operating leases, the majority of which are for office space. Operating lease right-of-use ("ROU") assets and non-current operating lease liabilities are included as individual line items on the Consolidated Balance Sheets, while short-term operating lease liabilities are recorded within accrued expenses and other current liabilities.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The discount rate used to determine the present value of the lease payments is the Company's incremental borrowing rate based on the information available at lease inception, as generally an implicit rate in the lease is not readily determinable. An operating lease ROU asset includes all lease payments, lease incentives and initial direct costs incurred. Some of the Company's leases include options to extend or terminate the lease. When determining the lease term, these options are included in the measurement and recognition of the Company's ROU assets and lease liabilities when it is reasonably certain that the Company will exercise the option(s). The Company considers various economic factors when making this determination, including, but not limited to, the significance of leasehold improvements incurred in the office space, the difficulty in replacing the asset, underlying contractual obligations, and specific characteristics unique to a particular lease.

Subsequent to entering into a lease arrangement, the Company reassesses the certainty of exercising options to extend or terminate a lease. When it becomes reasonably certain that the Company will exercise an option that was not included in the lease term, the Company accounts for the change in circumstances as a lease modification, which results in the remeasurement of the ROU asset and lease liability as of the modification date.

Lease expense for operating leases is recognized on a straight-line basis over the lease term based on the total lease payments (which include initial direct costs and lease incentives). The expense is included in operating expenses in the Consolidated Statements of Income.

The Company's lease agreements generally contain lease and non-lease components. Non-lease components are fixed charges stated in an agreement and primarily include payments for parking at the leased office facilities. The Company accounts for the lease and fixed payments for non-lease components as a single lease component under Topic 842, which increases the amount of the ROU assets and lease liabilities. Most of the Company's lease agreements also contain variable payments, primarily maintenance-related costs, which are expensed as incurred and not included in the measurement of the ROU assets and lease liabilities.

Leases with an initial term of twelve months or less are not recorded on the Consolidated Balance Sheets and are not material.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2022, 2021, and 2020 was $2.3 million, $2.1 million, and $0.7 million, respectively. These expenses consisted primarily of online marketing and is included in selling and marketing expense in the Consolidated Statements of Income.

Stock-Based Compensation

The Company recognizes the fair value of stock-based compensation expense over the requisite service period of the individual grantee, which generally equals the vesting period. Forfeitures are recognized as they occur and all income tax effects related to settlements of share-based payment awards are reported in earnings as an increase or decrease to income tax expense. All income tax-related cash flows resulting from share-based payments are reported as operating activities in the Consolidated Statements of Cash Flows and cash paid by directly withholding shares for tax withholding purposes is classified as a financing activity.

Stock-based compensation expense was recorded in the following expense categories (in thousands):

| | Years Ended December 31, | | |
	2022	2021	2020
Cost of services and fulfillment	$ 8,435	$ 6,057	$ 6,156
Selling and marketing	2,774	1,698	1,751
General and administrative	3,334	2,315	2,970
Total	$ 14,543	$ 10,070	$ 10,877

Shares subject to the employee stock purchase plan were valued utilizing the Black-Scholes model using the following assumptions and had the following fair values (no options were granted in 2022, 2021, or 2020):

| | Years Ended December 31, | | |
	2022	2021	2020
Average risk-free interest rate	3.71%	0.05%	0.12%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life	0.5 Years	0.5 Years	0.5 Years
Expected volatility	33%	30%	93%
Weighted average fair value	$ 10.22	$ 11.20	$ 14.57

Expected volatility is based on the historical volatility of Forrester's common stock as well as management's expectations of future volatility over the expected term of the awards granted. The risk-free interest rate is based on the U.S. Treasury Constant Maturity rate with an equivalent remaining term. The expected term calculation is based upon the option period of the employee stock purchase plan.

The unamortized fair value of stock-based awards as of December 31, 2022 was $24.2 million with a weighted average remaining recognition period of 2.4 years.

Depreciation and Amortization

Forrester provides for depreciation and amortization of property and equipment, computed using the straight-line method, over their estimated useful lives of its assets as follows:

	Estimated Useful Life
Computers and equipment	3 to 10 Years
Computer software	3 to 5 Years
Furniture and fixtures	7 Years
Leasehold improvements	Shorter of asset life or lease term

Forrester provides for amortization of intangible assets, computed using an accelerated method according to the expected cash flows to be received from the underlying assets, over their estimated useful lives as follows:

	Estimated Useful Life
Customer relationships	5 to 9 Years
Technology	1 to 8 Years
Trademarks	6 to 8 Years

Income Taxes

Forrester recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statements and tax basis of assets and liabilities as well as operating loss carryforwards.

Forrester's provision for income taxes is composed of a current and a deferred provision for federal, state, and foreign jurisdictions. The current provision is calculated as the estimated taxes payable or refundable on tax returns for the current year. The deferred provision is calculated as the net change during the year in deferred tax assets and liabilities. Valuation allowances are provided if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized.

Forrester accounts for uncertain tax positions using a "more-likely-than-not" threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity, and changes in facts or circumstances related to a tax position. The Company evaluates these tax positions on a quarterly basis. The Company also accrues for potential interest and penalties related to unrecognized tax benefits in income tax expense.

Net Income Per Common Share

Basic net income per common share is computed by dividing net income by the basic weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing net income by the diluted weighted average number of common shares and common equivalent shares outstanding during the period. The weighted average number of common equivalent shares outstanding has been determined in accordance with the treasury-stock method. Common stock equivalents consist of common stock issuable upon the exercise of outstanding stock options and the vesting of restricted stock units.

Basic and diluted weighted average common shares are as follows (in thousands):

	Years Ended December 31,		
	2022	2021	2020
Basic weighted average common shares outstanding	18,967	19,110	18,827
Weighted average common equivalent shares	205	247	108
Diluted weighted average common shares outstanding	19,172	19,357	18,935
Options and restricted stock units excluded from diluted weighted average share calculation as effect would have been anti-dilutive	210	3	326

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU No. 2020-04, *Reference Rate Reform (Topic 848) – Facilitation of the Effects of Reference Rate Reform on Finance Reporting*. The new standard provides optional guidance for a limited period of time to ease the potential burden in accounting for, or recognizing the effects of, reference rate reform on financial reporting due to the risk of cessation of the London Interbank Offered Rate ("LIBOR"). The updates apply to contracts, hedging relationships, and other transactions that reference LIBOR, or another reference rate expected to be discontinued because of reference rate reform, and as a result require a modification. An entity may elect to apply the amendments immediately or at any point through December 31, 2022. It is anticipated the standard will have no impact on the Company's financial position or results of operations.

In December 2022, the FASB issued ASU No. 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*. The amendments in this update defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. The amendments in this update apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. It is anticipated the standard will have no impact on the Company's financial position or results of operations.

Note 2 – Marketable Investments

The following table summarizes the Company's marketable investments (in thousands):

| | As of December 31, 2022 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Corporate obligations	$ 17,900	$ 8	$ (205)	$ 17,703
Federal agency obligations	1,999	—	(14)	1,985
Total	$ 19,899	$ 8	$ (219)	$ 19,688

| | As of December 31, 2021 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Corporate obligations	$ 18,542	$ —	$ (33)	$ 18,509
Total	$ 18,542	$ —	$ (33)	$ 18,509

Realized gains and losses on investments are included in earnings and are determined using the specific identification method. There were no realized gains or losses on marketable investments during the years ended December 31, 2022 and 2021.

The following table summarizes the maturity periods of the marketable investments in the Company's portfolio as of December 31, 2022 (in thousands).

	2023	2024	2025	Total
Corporate obligations	$ 11,982	$ 3,816	$ 1,905	$ 17,703
Federal agency obligations	—	1,985	—	1,985
Total	$ 11,982	$ 5,801	$ 1,905	$ 19,688

The following table shows the gross unrealized losses and market value of the Company's available-for-sale securities with unrealized losses that are not deemed to be other-than-temporary, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position (in thousands):

| | As of December 31, 2022 | | | |
| | Less Than 12 Months | | 12 Months or Greater | |
	Market Value	Unrealized Losses	Market Value	Unrealized Losses
Corporate obligations	$ 9,619	$ 139	$ 8,084	$ 66
Federal agency obligations	1,985	14	—	—
Total	$ 11,604	$ 153	$ 8,084	$ 66

| | As of December 31, 2021 | | | |
| | Less Than 12 Months | | 12 Months or Greater | |
	Market Value	Unrealized Losses	Market Value	Unrealized Losses
Corporate obligations	$ 18,509	$ 33	$ —	$ —
Total	$ 18,509	$ 33	$ —	$ —

Note 3 – Goodwill and Other Intangible Assets

A summary of goodwill by segment and the changes in the carrying amount of goodwill is shown in the following table (in thousands):

	Research Segment	Consulting Segment	Total
Balance at December 31, 2020	$ 238,913	$ 8,298	$ 247,211
Translation adjustments	(2,143)	(74)	(2,217)
Balance at December 31, 2021	236,770	8,224	244,994
Translation adjustments	(2,750)	(95)	(2,845)
Balance at December 31, 2022	$ 234,020	$ 8,129	$ 242,149

The Company performed its annual impairment test as of November 30, 2022 utilizing a qualitative assessment to determine if it was more likely than not that the fair values of each of its reporting units was less than their respective carrying values, and concluded that no impairments existed.

As of December 31, 2022, the Company had no accumulated goodwill impairment losses and the Consulting reporting unit had a negative carrying value.

A summary of Forrester's intangible assets is as follows (in thousands):

| | December 31, 2022 | | |
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:			
Customer relationships	$ 77,786	$ 33,805	$ 43,981
Technology	16,803	14,696	2,107
Trademarks	12,472	9,056	3,416
Total	$ 107,061	$ 57,557	$ 49,504

| | December 31, 2021 | | |
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:			
Customer relationships	$ 78,364	$ 25,805	$ 52,559
Technology	16,845	13,073	3,772
Trademarks	12,478	6,076	6,402
Total	$ 107,687	$ 44,954	$ 62,733

Amortization expense related to intangible assets was approximately $13.2 million, $15.1 million, and $19.7 million during the years ended December 31, 2022, 2021, and 2020, respectively. Estimated intangible asset amortization expense for each of the five succeeding years is as follows (in thousands):

2023	$ 11,938
2024	9,898
2025	8,872
2026	8,390
2027	8,324
Thereafter	2,082
Total	$ 49,504

Note 4 – Debt

Amended Credit Agreement

On December 21, 2021, the Company and certain of its subsidiaries entered into an amendment of its existing credit facility, dated as of January 3, 2019, with JPMorgan Chase Bank, N.A., as administrative agent (the "Administrative Agent"), and the lenders party thereto (the "Existing Credit Agreement" and the Existing Credit Agreement as amended by the Amendment, the "Amended Credit Agreement").

The Existing Credit Agreement was amended to, among other things, (a) increase the aggregate principal amount of revolving credit commitments (the "Revolving Credit Facility") from $75.0 million to $150.0 million and eliminate the existing term loan facility, (b) extend the scheduled maturity date of the revolving credit commitments to December of 2026, (c) reduce (i) the applicable margin with respect to revolving loans to, at Forrester's option, (i) between 1.25% and 1.75% per annum for loans based on LIBOR and (ii) between 0.25% and 0.75% per annum for loans based on the applicable base rate, in each case, based on Forrester's consolidated total leverage ratio, (d) reduce the commitment fee applicable to undrawn revolving credit commitments to between 0.30% and 0.20% per annum based on the Company's consolidated total leverage ratio, (e) replace the minimum fixed charge coverage ratio financial covenant under the Existing Credit Agreement with a minimum consolidated interest coverage ratio of 3.50:1.00 and (f) include a covenant limiting the amount of capital expenditures made by the Company in each fiscal year.

On December 21, 2021, the Company converted the $100.0 million outstanding term loan amounts under the Existing Credit Agreement to $100.0 million outstanding on the Revolving Credit Facility as the lenders remained the same under both facilities. The Amended Credit Agreement permits the Company to increase commitments under the Revolving Credit Facility in an aggregate principal amount up to $50.0 million, subject to approval by the Administrative Agent and certain customary terms and conditions.

The Company may voluntarily prepay revolving loans under the Amended Credit Agreement at any time and from time to time, without premium or penalty, other than customary breakage reimbursement requirements for LIBOR-based loans. No interim amortization payments are required to be made under the Amended Credit Agreement.

The Amended Credit Agreement provides that once LIBOR ceases to exist in 2023, the benchmark rate for the Revolving Credit Facility will automatically transfer from LIBOR to the Secured Overnight Financing Rate.

Up to $5.0 million of the Revolving Credit Facility is available for the issuance of letters of credit, and any drawings under the letters of credit must be reimbursed within one business day. As of December 31, 2022, $0.6 million in letters of credit were issued under the Revolving Credit Facility.

The Company incurred $0.5 million in costs related to the issuance of the Revolving Credit Facility under the Amended Credit Agreement, which are included in other assets on the Consolidated Balance Sheets. These costs are being amortized on a straight-line basis over the five-year term of the Revolving Credit Facility and are included in interest expense in the Consolidated Statements of Income. The Amended Credit Agreement was accounted for as a debt modification and thus no existing debt issuance costs were written off to interest expense as a result of the modification.

Existing Credit Agreement

Prior to December 21, 2021, the Company had a credit facility that provided for a $125.0 million Term Loan A facility and a $75.0 million Revolving Credit Facility. The term loan amounts outstanding under the Existing Credit Agreement were repaid when the Company entered into the Amended Credit Agreement on December 21, 2021.

Outstanding Borrowings

The following table summarizes the Company's total outstanding borrowings as of the dates indicated (in thousands):

Description:	December 31, 2022	December 31, 2021
Revolving credit facility (1) (2) (3)	$ 50,000	$ 75,000

(1) The contractual annualized interest rate as of December 31, 2022 on the Revolving Credit Facility was 5.6875%, which consisted of LIBOR of 4.4375% plus a margin of 1.25%.
(2) The Company had $99.4 million of available borrowing capacity on the Revolving Credit Facility (not including the expansion feature) as of December 31, 2022.
(3) The weighted average annual effective rate on the Company's total debt outstanding for the years ended December 31, 2022 and 2021 was 2.9% and 2.1%, respectively.

The Amended Credit Agreement contains certain customary restrictive loan covenants, including among others, financial covenants that apply a maximum leverage ratio, minimum interest coverage ratio, and maximum annual capital expenditures. The negative covenants limit, subject to various exceptions, the Company's ability to incur additional indebtedness, create liens on assets, merge, consolidate, liquidate or dissolve any part of the Company, sell assets, change fiscal year, or enter into certain transactions with affiliates and subsidiaries. The Company was in full compliance with the covenants as of December 31, 2022. The Facility also contains customary events of default, representations, and warranties.

All obligations under the Amended Credit Agreement are unconditionally guaranteed by each of the Company's existing and future, direct and indirect, material wholly-owned domestic subsidiaries, other than certain excluded subsidiaries, and are collateralized by a first priority lien on substantially all tangible and intangible assets, including intellectual property, and all of the capital stock of the Company and its subsidiaries (limited to 65% of the voting equity of certain subsidiaries).

Note 5 – Leases

The components of lease expense were as follows (in thousands):

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Operating lease cost	$ 14,284	$ 15,527	$ 16,188
Short-term lease cost	754	439	330
Variable lease cost	5,416	5,582	1,871
Sublease income	(746)	(549)	(256)
Total lease cost	$ 19,708	$ 20,999	$ 18,133

Additional lease information is summarized in the following table (in thousands, except lease term and discount rate):

	Year Ended December 31, 2022	Year Ended December 31, 2021
Cash paid for amounts included in the measurement of operating lease liabilities	$ 12,939	$ 11,373
Operating ROU assets obtained in exchange for lease obligations	$ 323	$ 7,522
Weighted-average remaining lease term - operating leases (years)	5.1	5.9
Weighted-average discount rate - operating leases	4.3%	4.3%

Future minimum lease payments under non-cancelable leases and estimated future sublease cash receipts from non-cancelable arrangements as of December 31, 2022 are as follows (in thousands):

	Operating Lease Payments	Sublease Cash Receipts
2023	$ 16,463	$ 606
2024	16,027	624
2025	14,074	—
2026	12,118	—
2027	5,589	—
Thereafter	8,728	—
Total lease payments	72,999	$ 1,230
Less imputed interest	(8,616)	
Present value of lease liabilities	$ 64,383	

Lease balances are as follows (in thousands):

	As of December 31, 2022
Operating lease ROU assets	$ 49,970
Short-term operating lease liabilities (1)	$ 13,632
Non-current operating lease liabilities	50,751
Total operating lease liabilities	$ 64,383

(1) Included in accrued expenses and other current liabilities in the Consolidated Balance Sheets.

The Company's leases do not contain residual value guarantees, material restrictions or covenants. During the year ended December 31, 2021, the Company subleased one of its facilities in San Francisco, California. The sublease agreement expires in 2024 and (i) does not include renewal and termination options, (ii) provides for customary escalations of lease payments in the normal course of business, and (iii) grants the subtenant certain allowances, such as free rent.

During the year ended December 31, 2022, the Company recorded $3.7 million of ROU asset impairments and $1.3 million of leasehold improvement impairments related to closing one floor of its offices located at 150 Spear Street, San Francisco, California. The space had been vacant prior to the Company electing to permanently reduce its office space. The impairments are included in restructuring costs in the Consolidated Statements of Income. During the year ended December 31, 2020, the Company recorded $2.3 million of ROU asset impairments and $1.1 million of leasehold improvement impairments related to a facility lease from the SiriusDecisions acquisition in 2019 that the Company no longer used as a result of the integration of SiriusDecisions. The impairments are included in integration costs in the Consolidated Statements of Income. The leasehold improvements were originally recorded in property and equipment, net in the Consolidated Balance Sheets. As a result of the impairments, the ROU asset and leasehold improvements were required to be recorded at their estimated fair value as Level 3 non-financial assets. The fair value of the asset group was determined using a discounted cash flow model, which required the use of estimates, including projected cash flows for the related assets, the selection of a discount rate used in the model, and regional real estate industry data. The fair value of the asset group was allocated to the ROU asset and leasehold improvements based on their relative carrying values.

During the fourth quarter of 2020, the Company received a variable incentive payment of $3.5 million from one of its landlords to terminate the related office space lease early. This amount was recognized as a reduction in variable lease expense.

The Company did not have any lease impairments or abandonments during 2021.

Note 6 – Derivatives and Hedging

The Company enters into derivative contracts (an interest rate swap and foreign currency forwards) to mitigate the cash flow risk associated with changes in interest rates on its variable rate debt (refer to Note 4 – *Debt*) and changes in foreign exchange rates on forecasted foreign currency transactions. The Company accounts for its derivative contracts in accordance with FASB ASC Topic 815 – *Derivatives and Hedging* ("Topic 815")*,* which requires all derivatives, including derivatives designated as accounting hedges, to be recorded on the balance sheet at fair value.

Interest Rate Swap

During 2019, the Company entered into a single interest rate swap contract that matured on December 31, 2022, with an initial notional amount of $95.0 million. The Company paid a base fixed rate of 1.65275% and in return received the greater of: (1) 1-month LIBOR, rounded up to the nearest 1/16 of a percent, or (2) 0.00%.

The swap had been designated and accounted for as a cash flow hedge of the forecasted interest payments on the Company's debt. The swap was considered to be a highly effective hedge of the designated interest rate risk for the entire contract period and changes in the fair value of the swap were recorded in accumulated other comprehensive loss, a component of equity in the Consolidated Balance Sheets.

Foreign Currency Forwards

The Company enters into a limited number of foreign currency forward exchange contracts to mitigate the effects of adverse fluctuations in foreign currency exchange rates on transactions entered into in the normal course of business that are denominated in foreign currencies that differ from the local functional currency. These contracts generally have short durations and are recorded at fair value with both realized and unrealized gains and losses recorded in other income (expense), net in the Consolidated Statements of Income because the Company does not designate these contracts as hedges for accounting purposes.

During 2022, the Company entered into ten foreign currency forward exchange contracts, all of which settled by December 31, 2022. Accordingly, as of December 31, 2022, there are no amounts recorded in the Consolidated Balance Sheets. During 2021, the Company entered into seven foreign currency forward exchange contracts, all of which settled by December 31, 2021. Accordingly, as of December 31, 2021, there are no amounts recorded in the Consolidated Balance Sheets. During 2020, the Company entered into three foreign currency forward exchange contracts, all of which settled by December 31, 2020.

The Company's derivative counterparties are investment grade financial institutions. The Company does not have any collateral arrangements with its derivative counterparties and the derivative contracts do not contain credit risk related contingent features. The table below provides information regarding amounts recognized in the Consolidated Statements of Income for derivative contracts for the periods indicated (in thousands):

| | For the Year Ended December 31, | | |
Amount recorded in:	2022	2021	2020
Interest expense (1)	$ (103)	$ (807)	$ (858)
Other income (expense), net (2)	(194)	(90)	(157)
Total	$ (297)	$ (897)	$ (1,015)

(1) Consists of interest expense from the interest rate swap contract.

(2) Consists of net realized losses on foreign currency forward contracts.

Note 7 – Fair Value Measurements

The Company has certain financial assets and liabilities which have been classified as either Level 1, 2, or 3 within the fair value hierarchy as described below.

Level 1 — Fair value based on quoted prices in active markets for identical assets or liabilities.

Level 2 — Fair value based on inputs other than Level 1 inputs that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Fair value based on unobservable inputs that are supported by little or no market activity and such inputs are significant to the fair value of the assets or liabilities.

The following table represents the Company's fair value hierarchy for its financial assets and liabilities that are measured at fair value on a recurring basis (in thousands):

| | As of December 31, 2022 | | |
	Level 1	Level 2	Total
Assets:			
Money market funds (1)	$ 5,800	$ —	$ 5,800
Marketable investments (2)	—	19,688	19,688
Total Assets	$ 5,800	$ 19,688	$ 25,488

| | As of December 31, 2021 | | |
	Level 1	Level 2	Total
Assets:			
Money market funds (1)	$ 6,885	$ —	$ 6,885
Marketable investments (2)	—	$ 18,509	18,509
Total Assets	$ 6,885	$ 18,509	$ 25,394
Liabilities:			
Interest rate swap (3)	$ —	$ (294)	$ (294)
Total Liabilities	$ —	$ (294)	$ (294)

(1) Included in cash and cash equivalents in the Consolidated Balance Sheets.
(2) Marketable investments have been initially valued at the transaction price and subsequently valued, at the end of the reporting period, utilizing third party pricing services or other market observable data. The pricing services utilize industry standard valuation methods, including both income and market based approaches and observable market inputs to determine value. These observable market inputs include reportable trades, benchmark yields, credit spreads, broker/dealer quotes, bids, offers, current spot rates and other industry and economic events.
(3) The Company had an interest rate swap contract that hedged the risk of variability from interest payments on its borrowings (refer to Note 4 – *Debt* and Note 6 – *Derivatives and Hedging*). The fair value of the interest rate swap was based on mark-to-market valuations prepared by a third-party broker. Those valuations were based on observable interest rates and other observable market data, which the Company considers Level 2 inputs.

During the years ended December 31, 2022 and 2021, the Company did not transfer assets or liabilities between levels of the fair value hierarchy. Additionally, there have been no changes to the valuation techniques for Level 2 assets and liabilities.

Level 3 activity consisted entirely of the contingent purchase price related to the acquisition of FeedbackNow during 2018. Changes in the fair value of Level 3 contingent consideration were as follows (in thousands):

	Contingent Consideration
Balance at December 31, 2019	(2,511)
Fair value adjustment of contingent purchase price (1)	(22)
Payment of contingent purchase price (2)	2,680
Foreign exchange effect	(147)
Balance at December 31, 2020	$ —

(1) Subsequent to the acquisition of FeedbackNow, the increases in the fair value of the contingent consideration were primarily due to the achievement of contract bookings during these periods. The Monte Carlo simulation was used to determine the fair value and increases or decreases in the simulation's inputs would have resulted in higher or lower fair value measurements. These amounts were recognized as acquisition and integration costs in the Consolidated Statements of Income.
(2) During the third quarter of 2020, the second year financial targets were met and $2.7 million was paid to the sellers during the fourth quarter of 2020.

Note 8 – Income Taxes

Income before income taxes consists of the following (in thousands):

| | | Years Ended December 31, | | | |
	2022		2021		2020
Domestic	$	16,552	$ 22,424	$	7,237
Foreign		14,172	10,767		5,696
Total	$	30,724	$ 33,191	$	12,933

The components of the income tax expense are as follows (in thousands):

| | | Years Ended December 31, | | | |
	2022		2021		2020
Current:					
Federal	$	9,349	$ 4,203	$	603
State		3,819	2,272		2,054
Foreign		2,402	2,147		1,963
Total current		15,570	8,622		4,620
Deferred:					
Federal		(5,513)	334		490
State		(1,788)	(663)		(1,641)
Foreign		649	54		(526)
Total deferred		(6,652)	(275)		(1,677)
Income tax expense	$	8,918	$ 8,347	$	2,943

A reconciliation of the federal statutory rate to Forrester's effective tax rate is as follows:

| | Years Ended December 31, | | |
	2022	2021	2020
Income tax provision at federal statutory rate	21.0%	21.0%	21.0%
Increase (decrease) in tax resulting from:			
State tax provision, net of federal benefit	5.2	3.8	2.6
Foreign tax rate differential	(0.5)	(0.4)	(0.2)
Stock compensation	0.9	(0.4)	5.7
Withholding taxes	1.7	1.3	3.3
Non-deductible expenses	1.5	—	2.2
Change in valuation allowance	1.0	—	(5.8)
Foreign subsidiary income subject to U.S. tax	0.6	(0.5)	(4.3)
Change in tax legislation	(1.6)	(0.3)	(1.9)
Other, net	(0.8)	0.6	0.2
Effective tax rate	29.0%	25.1%	22.8%

The increase in the effective tax rate during 2022 as compared to 2021 was primarily due to increased non-deductible stock compensation, an increase in foreign subsidiary income subject to U.S. tax in 2022, and an increase in non-deductible expenses related to meals and entertainment in 2022 that did not occur in 2021. These increases were partially offset by a benefit related to a change in tax legislation in 2022.

The components of deferred income taxes are as follows (in thousands):

| | As of December 31, | |
	2022	2021
Non-deductible reserves and accruals	$ 2,736	$ 1,567
Net operating loss and other carryforwards	6,215	8,343
Stock compensation	2,051	1,256
Lease liability	17,715	20,870
Gross deferred tax asset	28,717	32,036
Less - valuation allowance	(989)	(1,114)
Sub-total	27,728	30,922
Other liabilities	(807)	(741)
Depreciation and amortization	(1,023)	(1,962)
Goodwill and intangible assets	(18,648)	(22,488)
Operating lease right-of-use assets	(13,705)	(17,340)
Deferred commissions	(6,913)	(8,268)
Net deferred tax liability	$ (13,368)	$ (19,877)

As of December 31, 2022 and 2021, long-term net deferred tax assets were $0.8 million and $1.5 million, respectively, and are included in other assets in the Consolidated Balance Sheets. Long-term net deferred tax liabilities were $14.1 million and $21.3 million at December 31, 2022 and 2021, respectively, and are included in non-current liabilities in the Consolidated Balance Sheets.

As of December 31, 2022, the Company has fully utilized its U.S. federal net operating loss carryforwards.

The Company has foreign net operating loss carryforwards of approximately $18.9 million, which can be carried forward indefinitely. Approximately $3.1 million of the foreign net operating loss carryforwards relate to a prior acquisition, the utilization of which is subject to limitation under the tax law of the United Kingdom.

As of December 31, 2022, the Company has no U.S. federal and state capital loss carryforwards.

The Company considers all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a net deferred income tax asset. Judgment is required in considering the relative impact of negative and positive evidence. In arriving at these judgments, the weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified. Although realization is not assured, based upon the Company's historical taxable income and projections of the Company's future taxable income over the periods during which the deferred tax assets are deductible and the carryforwards expire, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances, as discussed below.

As of December 31, 2022 and 2021, the Company maintained a valuation allowance of approximately $1.0 million and $1.1 million, respectively, primarily relating to foreign net operating loss carryforwards from an acquisition, and as of December 31, 2021, also from U.S. capital losses from the Company's investment in technology-related private equity funds.

The following table provides a summary of the changes in the deferred tax valuation allowance for the years ended December 31, 2022, 2021, and 2020 (in thousands):

	2022	2021	2020
Deferred tax valuation allowance at January 1	$ 1,114	$ 1,237	$ 2,274
Additions	106	—	52
Deductions	(336)	(108)	(1,134)
Change in tax legislation	186	—	2
Translation adjustments	(81)	(15)	43
Deferred tax valuation allowance at December 31	$ 989	$ 1,114	$ 1,237

The Company will generally be free of additional U.S. federal tax consequences on additional unremitted foreign earnings that have been subject to U.S. tax primarily through GILTI or would be eligible for a dividends received deduction for earnings distributed after January 1, 2018. Notwithstanding the U.S. taxation of these amounts, the Company intends to continue to invest all of its unremitted earnings of $41.7 million, as well as the capital in these subsidiaries, indefinitely outside of the U.S. unless there are opportunities in the future to repatriate in a tax efficient manner. The Company does not expect to incur any material, additional taxes related to such amounts.

The Company utilizes a two-step process for the measurement of uncertain tax positions that have been taken or are expected to be taken on a tax return. The first step is a determination of whether the tax position should be recognized in the financial statements. The second step determines the measurement of the tax position. A reconciliation of the beginning and ending amount of unrecognized tax benefits is summarized as follows for the years ended December 31, 2022, 2021, and 2020 (in thousands):

	2022	2021	2020
Unrecognized tax benefits at January 1	$ 5	$ 28	$ 345
Reductions for tax positions of prior years	(4)	(24)	(344)
Translation adjustments	(1)	1	27
Unrecognized tax benefits at December 31	$ —	$ 5	$ 28

As of December 31, 2022, the Company had no unrecognized tax benefits. The Company does not expect the liability for unrecognized tax benefits to change materially within the next 12 months.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense and such amounts were not significant in the years ended December 31, 2022, 2021, and 2020. Accrued interest and penalties were insignificant at December 31, 2022, 2021, and 2020.

The Company files income tax returns in the U.S. and in foreign jurisdictions. Generally, the Company is no longer subject to U.S., state, local, and foreign income tax examinations by tax authorities in its major jurisdictions for years before 2016, except to the extent of net operating loss and tax credit carryforwards from those years. Major taxing jurisdictions include the U.S., the Netherlands, the United Kingdom, Germany, and Switzerland. As of December 31, 2022, the Company has no jurisdictions under audit.

Note 9 – Stockholders' Equity

Preferred Stock

Forrester has authorized 500,000 shares of $0.01 par value preferred stock. The Board of Directors has full authority to issue this stock and to fix the voting powers, preferences, rights, qualifications, limitations, or restrictions thereof, including dividend rights, conversion rights, redemption privileges, liquidation preferences, and the number of shares constituting any series or designation of such series.

Treasury Stock

As of December 31, 2022, Forrester's Board of Directors has authorized an aggregate $585.0 million to purchase common stock under the Company's stock repurchase program. The shares repurchased may be used, among other things, in connection with Forrester's equity incentive and purchase plans. As of December 31, 2022, the Company had repurchased approximately 17.0 million shares of common stock at an aggregate cost of $510.0 million.

Dividends

The Company does not currently pay cash dividends on its common stock.

Equity Plans

The Company maintains the Forrester Research, Inc. Amended and Restated Equity Incentive Plan (the "Equity Incentive Plan"). The Equity Incentive Plan, which runs until May 2026, provides for the issuance of stock-based awards, including incentive stock options ("ISOs"), non-qualified stock options ("NSOs"), and restricted stock units ("RSUs") to purchase up to 6,350,000 shares authorized in the plan and 793,275 shares returned from prior plans. Under the terms of the Equity Incentive Plan, ISOs may not be granted at less than fair market value on the date of grant (and in no event less than par value). Options and RSUs generally vest annually over four years and options expire after 10 years. No future awards can be granted or issued under prior plans and there is a maximum amount of awards issuable under the plan to the Company's non-employee Directors. RSUs granted to non-employee directors vest quarterly over one year. Options and RSUs granted under the Equity Incentive Plan immediately vest upon certain events, as described in the plan. As of December 31, 2022, approximately 1.4 million shares were available for future grant of awards under the Equity Incentive Plan.

As of December 31, 2022, no options remain outstanding under prior plans.

Restricted Stock Units

Restricted stock units represent the right to receive one share of Forrester common stock when the restrictions lapse and the vesting conditions are met. RSUs are valued on the date of grant based upon the value of the Company's stock on the date of grant less the present value of dividends expected to be paid during the requisite service period. Shares of Forrester's common stock are delivered to the grantee upon vesting, subject to a reduction of shares for payment of withholding taxes. The weighted average grant date fair value for RSUs granted in 2022, 2021, and 2020 was $50.37, $46.64, and $35.15, respectively. The value of RSUs vested and converted to common stock, based on the value of Forrester's common stock on the date of vesting, was $10.8 million, $11.5 million, and $10.0 million during 2022, 2021, and 2020, respectively.

RSU activity for the year ended December 31, 2022 is presented below (in thousands, except per share data):

	Number of Shares		Weighted-Average Grant Date Fair Value
Unvested at December 31, 2021	634	$	42.45
Granted	355		50.37
Vested	(230)		42.45
Forfeited	(77)		44.99
Unvested at December 31, 2022	682	$	46.28

Stock Options

Stock option activity for the year ended December 31, 2022 is presented below (in thousands, except per share data and contractual term):

	Number of Shares		Weighted - Average Exercise Price Per Share	Weighted - Average Remaining Contractual Term (in years)		Aggregate Intrinsic Value
Outstanding at December 31, 2021	114	$	35.52			
Exercised	(23)		35.35			
Forfeited	(2)		34.91			
Outstanding at December 31, 2022	89	$	35.58	2.07	$	116
Vested and Exercisable at December 31, 2022	89	$	35.58	2.07	$	116

The total intrinsic value of options exercised during 2022, 2021, and 2020 was $0.3 million, $2.2 million, and $0.5 million, respectively.

No stock options were granted during the year ended December 31, 2022.

Employee Stock Purchase Plan

In May 2022, stockholders of the Company approved an amendment to the Company's Second Amended and Restated Employee Stock Purchase Plan, which provided for an additional 600,000 shares of common stock, par value $0.01 per share, to be granted under the plan. The Company's Third Amended and Restated Employee Stock Purchase Plan (the "Stock Purchase Plan"), provides for the issuance of up to 0.8 million shares of common stock and as of December 31, 2022, approximately 0.7 million shares remain available for issuance. With certain limited exceptions, all employees of Forrester whose customary employment is more than 20 hours per week, including officers and directors who are employees, are eligible to participate in the Stock Purchase Plan. Purchase periods under the Stock Purchase Plan are six months in length and commence on each successive March 1 and September 1. Stock purchased under the Stock Purchase Plan is required to be held for one year before it is able to be sold. During each purchase period the maximum number of shares of common stock that may be purchased by an employee is limited to the number of shares equal to $12,500 divided by the fair market value of a share of common stock on the first day of the purchase period. An employee may elect to have up to 10% deducted from his or her compensation for the purpose of purchasing shares under the Stock Purchase Plan. The price at which the employee's shares are purchased is the lower of: (1) 85% of the closing price of the common stock on the day that the purchase period commences, or (2) 85% of the closing price of the common stock on the day that the purchase period terminates.

Shares purchased by employees under the Stock Purchase Plan are as follows (in thousands, except per share data):

Purchase Period Ended	Shares Purchased		Purchase Price
February 28, 2022	41	$	40.50
August 31, 2022	54	$	35.35
February 28, 2021	51	$	30.29
August 31, 2021	39	$	39.13

Accumulated Other Comprehensive Loss ("AOCL")

The components of accumulated other comprehensive loss are as follows (in thousands):

	Marketable Investments		Interest Rate Swap		Translation Adjustment		Total AOCL
Balance at December 31, 2019	$ —	$	(104)	$	(4,753)	$	(4,857)
Foreign currency translation (1)	—		—		4,884		4,884
Unrealized loss before reclassification, net of tax of $283	—		(1,333)		—		(1,333)
Reclassification to income, net of tax of $(242) (2)	—		616		—		616
Balance at December 31, 2020	—		(821)		131		(690)
Foreign currency translation (1)	—		—		(3,083)		(3,083)
Unrealized gain (loss) before reclassification, net of tax of $(6)	(25)		29		—		4
Reclassification to income, net of tax of $(227) (2)	—		580		—		580
Balance at December 31, 2021	(25)		(212)		(2,952)		(3,189)
Foreign currency translation (1)	—		—		(4,807)		(4,807)
Unrealized gain (loss) before reclassification, net of tax of $(10)	(134)		137		—		3
Reclassification to income, net of tax of $(28) (2)	—		75		—		75
Balance at December 31, 2022	$ (159)	$	—	$	(7,759)	$	(7,918)

(1) The Company does not record tax provisions or benefits for the net changes in foreign currency translation adjustments as it intends to permanently reinvest undistributed earnings of its foreign subsidiaries.

(2) Reclassification is related to the Company's interest rate swap (cash flow hedge) and was recorded in interest expense in the Consolidated Statements of Income. Refer to Note 6 – *Derivatives and Hedging*.

Note 10 – Employee Pension Plans

Forrester sponsors several defined contribution plans for eligible employees. Generally, the defined contribution plans have funding provisions which, in certain situations, require contributions based upon formulas relating to employee wages or the level of elective participant contributions, as well as allow for additional discretionary contributions. Further, certain plans contain vesting provisions. Forrester's contributions to these plans totaled approximately $8.2 million, $6.5 million, $7.6 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Note 11 – Restructuring

In January 2023, the Company implemented a reduction in its workforce of approximately 4% of its employees across various geographies and functions to streamline operations. The Company recorded $4.3 million of severance and related costs for this action in the fouth quarter of 2022. The Company also recorded a restructuring charge of $5.0 million during the fourth quarter of 2022 related to closing one floor of its offices located at 150 Spear Street, San Francisco, California, of which $3.7 million related to an impairment of a right-of-use asset and $1.3 million related to an impairment of leasehold improvements.

Approximately all $4.3 million of the severance and related benefit costs incurred during 2022 are expected to be paid in 2023.

Note 12 – Non-Marketable Investments

At December 31, 2022 and 2021, the carrying value of the Company's non-marketable investments, which were interests in technology-related private equity funds, was $0.9 million and $0.6 million, respectively, and is included in other assets in the Consolidated Balance Sheets.

The Company's investments are accounted for using the equity method as the investments are limited partnerships and the Company has an ownership interest in excess of 5%. Accordingly, the Company records its share of the investee's operating results each period, which are included in gains on investments, net in the Consolidated Statement of Income. The Company recorded $0.3 million and $2.5 million in gains from its non-marketable investments for the years ended December 31, 2022 and 2020, respectively, and gains were immaterial during 2021.

The Company uses the cumulative earnings approach to classify distributions received from equity method investments. During the years ended December 31, 2022 and 2021, no distributions were received from the funds. During the year ended December 31, 2020, $4.3 million was distributed from the funds to the Company. This amount was included within other investing activity in the Consolidated Statements of Cash Flows as it was considered a return on investment.

Note 13 – Operating Segment and Enterprise Wide Reporting

The Company's chief operating decision-maker (used in determining the Company's segments) is the chief executive officer and the chief financial officer. The Company operates in three segments: Research, Consulting, and Events. These segments, which are also the Company's reportable segments, are based on the management structure of the Company and how the chief operating decision maker uses financial information to evaluate performance and determine how to allocate resources. The Company's products and services are delivered through each segment as described below.

The Research segment includes the revenues from all of the Company's research products as well as consulting revenues from advisory services (such as speeches and advisory days) delivered by the Company's research organization. Research segment costs include the cost of the organizations responsible for developing and delivering these products in addition to the costs of the product management organization responsible for product pricing and packaging, and the launch of new products.

The Consulting segment includes the revenues and the related costs of the Company's project consulting organization. The project consulting organization delivers a majority of the Company's project consulting revenue and certain advisory services.

The Events segment includes the revenues and the costs of the organization responsible for developing and hosting in-person and virtual events. As of January 1, 2022, the Company realigned its events sales costs from selling and marketing expense to the Events segment as they now fall under the Events management structure. The 2021 and 2020 amounts have been revised to conform to the current presentation.

The Company evaluates reportable segment performance and allocates resources based on segment revenues and expenses. Segment expenses include the direct expenses of each segment organization and exclude selling and marketing expenses, general and administrative expenses, stock-based compensation expense, depreciation expense, adjustments to incentive bonus compensation from target amounts, amortization of intangible assets, restructuring and integration costs, interest and other income (expense), and gains on investments. The accounting policies used by the segments are the same as those used in the consolidated financial statements. The Company does not review or evaluate assets as part of segment performance. Accordingly, the Company does not identify or allocate assets by reportable segment.

The Company provides information by reportable segment in the tables below (in thousands):

	Research Segment	Consulting Segment	Events Segment	Consolidated
Year Ended December 31, 2022				
Research revenues	$ 354,453	$ —	$ —	$ 354,453
Consulting revenues	41,559	111,028	—	152,587
Events revenues	—	—	30,747	30,747
Total segment revenues	396,012	111,028	30,747	537,787
Segment expenses	(133,566)	(56,889)	(21,801)	(212,256)
Selling, marketing, administrative and other expenses				(270,381)
Amortization of intangible assets				(13,161)
Restructuring costs				(9,335)
Interest expense, other income, and gains on investments				(1,930)
Income before income taxes				$ 30,724

	Research Segment		Consulting Segment		Events Segment		Consolidated	
Year Ended December 31, 2021								
Research revenues	$	325,340	$	—	$	—	$	325,340
Consulting revenues		47,247		108,867		—		156,114
Events revenues		—		—		12,861		12,861
Total segment revenues		372,587		108,867		12,861		494,315
Segment expenses		(118,155)		(51,770)		(12,709)		(182,634)
Selling, marketing, administrative and other expenses								(257,576)
Amortization of intangible assets								(15,129)
Integration costs								(334)
Interest expense, other expense, and gains on investments								(5,451)
Income before income taxes							$	33,191

	Research Segment		Consulting Segment		Events Segment		Consolidated	
Year Ended December 31, 2020								
Research revenues	$	301,544	$	—	$	—	$	301,544
Consulting revenues		50,406		86,897		—		137,303
Events revenues		—		—		10,137		10,137
Total segment revenues		351,950		86,897		10,137		448,984
Segment expenses		(110,843)		(40,168)		(11,221)		(162,232)
Selling, marketing, administrative and other expenses								(245,115)
Amortization of intangible assets								(19,683)
Integration costs								(5,779)
Interest expense, other expense, and gains on investments								(3,242)
Income before income taxes							$	12,933

Net long-lived tangible assets by location as of December 31, 2022 and 2021 are as follows (in thousands):

	2022		2021	
United States	$	60,631	$	76,966
United Kingdom		8,678		10,667
Europe (excluding United Kingdom)		319		316
Asia Pacific		3,550		5,305
Total	$	73,178	$	93,254

Revenues by geographic destination, based on the location products and services are consumed, and as a percentage of total revenues for the years ended December 31, 2022, 2021, and 2020 are as follows (dollars in thousands):

	2022		2021		2020	
United States	$	426,041	$	381,662	$	356,288
Europe (excluding United Kingdom)		36,664		41,264		34,897
United Kingdom		20,079		21,913		15,741
Canada		20,759		17,213		14,005
Asia Pacific		26,548		26,768		22,969
Other		7,696		5,495		5,084
Total	$	537,787	$	494,315	$	448,984

	2022	2021	2020
United States	79%	77%	79%
Europe (excluding United Kingdom)	7	9	8
United Kingdom	4	5	4
Canada	4	3	3
Asia Pacific	5	5	5
Other	1	1	1
Total	100%	100%	100%

Note 14 – Certain Balance Sheet Accounts

Property and Equipment:

Property and equipment as of December 31, 2022 and 2021 is recorded at cost less accumulated depreciation and consists of the following (in thousands):

	2022	2021
Computers and equipment	$ 14,303	$ 15,751
Computer software	34,903	39,858
Furniture and fixtures	9,745	10,896
Leasehold improvements	30,285	31,697
Total property and equipment	89,236	98,202
Less accumulated depreciation	(66,028)	(69,957)
Total property and equipment, net	$ 23,208	$ 28,245

The Company incurs costs to develop or obtain internal use computer software used for its operations, and certain of these costs meeting the criteria in ASC 350 – *Internal Use Software* (as updated by ASU No. 2018-15, refer to Note 1 – *Summary of Significant Accounting Policies*) are capitalized and amortized over their useful lives. The entire balance in the computer software category above consists of these costs. Amortization of capitalized internal use software costs totaled $4.8 million, $4.6 million, and $4.9 million for the years ended December 31, 2022, 2021, and 2020, respectively, and is included in depreciation expense in the Consolidated Statements of Income.

Accrued Expenses and Other Current Liabilities:

Accrued expenses and other current liabilities as of December 31, 2022 and 2021 consist of the following (in thousands):

	2022	2021
Payroll and related benefits	$ 53,581	$ 61,979
Taxes	5,823	4,731
Lease liability	13,632	12,992
Other	17,971	18,098
Total	$ 91,007	$ 97,800

Non-Current Liabilities:

Non-current liabilities as of December 31, 2022 and 2021 consist of the following (in thousands):

	2022	2021
Deferred tax liability	$ 14,133	$ 21,346
Other	2,509	2,502
Total	$ 16,642	$ 23,848

Allowance for Doubtful Accounts:

A rollforward of the allowance for doubtful accounts as of and for the years ended December 31, 2022, 2021, and 2020 is as follows (in thousands):

	2022	2021	2020
Balance, beginning of year	$ 610	$ 708	$ 628
Cumulative effect adjustment of adopting Topic 326 (1)	—	—	218
Provision for doubtful accounts	638	225	721
Write-offs	(669)	(318)	(850)
Translation adjustments	(19)	(5)	(9)
Balance, end of year	$ 560	$ 610	$ 708

(1) Topic 326 was adopted on January 1, 2020. Refer to Note 1 – *Summary of Significant Accounting Policies* for a discussion on the adoption.

Note 15 – Contingencies

From time to time, the Company may be subject to legal proceedings and civil and regulatory claims that arise in the ordinary course of its business activities. It is our policy to record accruals for legal contingencies to the extent that it has concluded that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated, and to expense costs associated with loss contingencies, including any related legal fees, as they are incurred.

The Company believes that it has meritorious defenses in connection with its current lawsuits and material claims and disputes and intends to vigorously contest each of them. Regardless of the outcome, litigation can have a material adverse effect on the Company because of defense and settlement costs, diversion of management resources, and other factors.

In the opinion of the Company's management based upon information currently available to the Company, while the outcome of these legal proceedings and claims is uncertain, the likely results of these lawsuits, claims and disputes are not expected, either individually or in the aggregate, to have a material adverse effect on the Company's financial position, results of operations or cash flows, although the effect could be material to the Company's consolidated results of operations or consolidated cash flows for any interim reporting period.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2022.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States ("GAAP"). Internal control over financial reporting includes those policies and procedures that: 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making its assessment, management used the criteria set forth in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in 2013. Based on this assessment, management concluded that as of December 31, 2022, the Company's internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) of the Exchange Act) that occurred during the quarter ended December 31, 2022, which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

On March 8, 2023, our Board of Directors approved an amendment to our bylaws to clarify procedures relating to our existing advance notice bylaws and any potential nomination of directors under Rule 14a-19 ("Rule 14a-19") of the Securities Exchange Act of 1934, as amended, including as to the maximum number of nominees a stockholder may nominate and the impact of noncompliance with Rule 14a-19 by a stockholder who provides notice of nomination pursuant to Rule 14a-19.

A copy of our bylaws marked to show the changes approved by our Board is filed as Exhibit 3.4 to this Annual Report on Form 10-K and an unmarked copy of our bylaws incorporating the changes approved by our Board is filed as Exhibit 3.5 to this Annual Report on Form 10-K.

Item 9C. *Disclosure Regarding Foreign Jurisdictions That Prevent Inspections*

Not applicable

PART III

Item 10. *Directors, Executive Officers, and Corporate Governance*

Executive Officers

The following table sets forth information about our executive officers as of March 10, 2023.

Name	Age	Position
George F. Colony	69	Chairman of the Board, Chief Executive Officer
Ryan D. Darrah	51	Chief Legal Officer and Secretary
L. Christian Finn	52	Chief Financial Officer
Carrie Johnson	47	Chief Product Officer
Mike Kasparian	47	Chief Information Officer
Sharyn Leaver	48	Chief Research Officer
Sarah Le Roy	54	Chief People Officer
Shirley Macbeth	51	Chief Marketing Officer
Steven Peltzman	54	Chief Business Technology Officer
Nate Swan	57	Chief Sales Officer

George F. Colony, Forrester's founder, has served as Chairman of the Board of Directors and Chief Executive Officer since the Company's inception in July 1983, and as President since September 2001 and from 1983-2000.

Ryan D. Darrah began serving as Chief Legal Officer and Secretary in March 2017. Previously, he was the Assistant General Counsel and Assistant Secretary of the Company. Prior to joining the Company in 2007, Mr. Darrah served as General Counsel and Secretary of Sports Loyalty Systems, Inc. and ProfitLogic, Inc.

L. Christian Finn became the Company's Chief Financial Officer in September 2021. Prior to joining Forrester, he was Vice President FP&A and Global Procurement of LogMeIn, Inc., a software as a service company focused on unified communications and collaboration, from September 2015 to September 2021. Prior to joining LogMeIn, from 2011 to 2015 Mr. Finn was with Nuance Communications, Inc., most recently serving as the Chief Financial Officer of its Healthcare division.

Carrie Johnson became Forrester's Chief Product Officer in January 2022. Previously, she served as Chief Research Officer from November 2018 until January 2022, Senior Vice President, Research from August 2015 to November 2018, and Vice President, Group Director from October 2013 to August 2015. Ms. Johnson joined Forrester in 1998.

Mike Kasparian began serving as Chief Information Officer in May 2018. Previously he served as Vice President, Information Technology from 2011 to May 2018. Mr. Kasparian joined Forrester in 2001.

Sharyn Leaver began serving as the Company's Chief Research Officer in January 2022. Previously she served as Senior Vice President, Research, from November 2018 to January 2022, and Vice President and Group Research Director from October 2013 to November 2018. Ms. Leaver joined Forrester in 2001.

Sarah Le Roy became the Company's Chief People Officer in April 2022. Prior to joining Forrester, she was Chief Human Resources Officer of RSA Security, a computer and network security company based in Bedford, Massachusetts, from December 2020 to April 2022. Prior to joining RSA, from 2019 to 2020 Ms. Le Roy was Chief Human Resources Officer of Decision Resources Group based in Burlington, Massachusetts and from 2018 to 2019 she was Senior Vice President, Chief Human Resources Officer, of Lantheus Medical Imaging based in Billerica, Massachusetts.

Shirley Macbeth became the Company's Chief Marketing Officer in March 2020. Prior to joining Forrester, she was Senior Vice President, Corporate Marketing, of ACI Worldwide, a publicly traded payment systems company, from October 2011 to March 2020.

Steven Peltzman joined Forrester as its Chief Business Technology Officer in September 2011. From 2001 to 2011, Mr. Peltzman was the Chief Information Officer of the Museum of Modern Art in New York City. Prior to that, Mr. Peltzman served as the Chief Technology Officer at MarketMedical.com and as the vice president of technology at Earthweb and was an officer in the United States Air Force.

Nate Swan became Forrester's Chief Sales Officer in January 2023. Prior to joining Forrester, he was Vice President of Sales at OneTrust LLC, a software as a service company focused on privacy management software platforms, from January to December 2022. Prior to joining OneTrust, from June to September 2021, Mr. Swann was Chief Sales Officer of Ideal Image, and from 1997 until June of 2021, he was with Gartner, Inc., most recently as Senior Vice President, Sales Learning and Development.

Our Code of Business Conduct and Ethics covers all employees, officers and directors, including our principal executive, financial and accounting officers. A copy of our Code of Business Conduct and Ethics can be found on our web site, www.forrester.com.

We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Company's Code of Business Conduct and Ethics, that relates to a substantive amendment or material departure from a provision of the Code, by posting such information on our Internet website at *www.forrester.com*. We also intend to satisfy the disclosure requirements of the Nasdaq Stock Market regarding waivers of the Code of Business Conduct and Ethics by posting such information on our Internet website at *www.forrester.com*.

The remainder of the response to this item is contained in our Proxy Statement for our 2023 Annual Meeting of Stockholders (the "2023 Proxy Statement") under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance", all of which is incorporated herein by reference.

Item 11. *Executive Compensation*

The response to this item is contained in the 2023 Proxy Statement under the captions "Director Compensation" and "Executive Compensation" and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The response to this item is contained in the 2023 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" and is incorporated herein by reference.

The following table summarizes, as of December 31, 2022, the number of options issued under our equity incentive plans and the number of shares available for future issuance under these plans:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)(1)
Equity compensation plans approved by stockholders	771,072 (1)	$ 35.58	2,136,068 (2)
Equity compensation plans not approved by stockholders	N/A	N/A	N/A
Total	771,072	$ 35.58	2,136,068

(1) Includes 682,122 restricted stock units that are not included in the calculation of the weighted average exercise price.
(2) Includes, as of December 31, 2022, 1,412,830 shares available for issuance under our Equity Incentive Plan and 723,238 shares that are available for issuance under our Stock Purchase Plan.

The shares available under our Equity Incentive Plan are available to be awarded as restricted or unrestricted stock or stock units.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The response to this item is contained in the Company's 2023 Proxy Statement under the captions "Information with Respect to Board of Directors", "Certain Relationships and Related Transactions", and "Related Person Transactions" and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The response to this item is contained in the Company's 2023 Proxy Statement under the caption "Independent Auditors' Fees and Other Matters" and is incorporated herein by reference.

Item 15. *Exhibits and Financial Statement Schedules.*

    a. Financial Statements. See Index to Financial Statement herein.

    b. Financial Statement Schedules. None.

    c. Exhibits. A complete listing of exhibits required is given in the Exhibit Index herein, which precedes the exhibits filed with this report.

Item 16. *Form 10-K Summary.*

    Not applicable.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of November 26, 2018, by and among Forrester Research, Inc., Supernova Acquisition Corp., SiriusDecisions, Inc., the Founder Stockholders named therein, and Fortis Advisors LLC, as Stockholder Representative
3.1	Restated Certificate of Incorporation of Forrester Research, Inc. (see Exhibit 3.1 to Registration Statement on Form S-1A filed on November 5, 1996)
3.2	Certificate of Amendment of the Certificate of Incorporation of Forrester Research, Inc. (see Exhibit 3.1 to Annual Report on Form 10-K for the year ended December 31, 1999)
3.3	Certificate of Amendment to Restated Certificate of Incorporation of Forrester Research, Inc.
3.4(1)	Amendments to Amended and Restated By-Laws Effective March 8, 2023
3.5(1)	Amended and Restated By-Laws of Forrester Research, Inc.
4.1	Specimen Certificate for Shares of Common Stock, $.01 par value, of Forrester Research, Inc. (see Exhibit 4 to Registration Statement on Form S-1A filed on November 5, 1996)
4.2	Description of Common Stock
10.01+	Registration Rights and Non-Competition Agreement (see Exhibit 10.1 to Registration Statement on Form S-1 filed on September 26, 1996)
10.02+	Amended and Restated Employee Stock Purchase Plan
10.03+	Amended and Restated Equity Incentive Plan
10.04+	Form of Incentive Stock Option Certificate (Amended and Restated Equity Incentive Plan)
10.05+	Form of Non-Qualified Stock Option Certificate (Amended and Restated Equity Incentive Plan)
10.06+	Form of Performance-Based Stock Option Certificate (Amended and Restated Equity Incentive Plan)
10.07+(1)	Form of Performance-Based Restricted Stock Unit Award Agreement (Amended and Restated Equity Incentive Plan)
10.08+	Form of Restricted Stock Unit Award Agreement (Amended and Restated Equity Incentive Plan)
10.09+	Form of Restricted Stock Unit Award Agreement for Directors with One-Year Vesting (Amended and Restated Equity Incentive Plan)
10.10+	Form of Stock Option Certificate with Non-Solicitation Covenant (Amended and Restated Equity Incentive Plan)
10.11+	Form of Stock Option Certificate with Non-Solicitation and Non-Competition Covenant (Amended and Restated Equity Incentive Plan)
10.12+	Form of Restricted Stock Unit Award Agreement with Non-Solicitation Covenant (Amended and Restated Equity Incentive Plan)
10.13+	Form of Restricted Stock Unit Award Agreement with Non-Solicitation and Non-Competition Covenant (Amended and Restated Equity Incentive Plan)
10.14+(1)	Amended and Restated Executive Cash Incentive Plan
10.15+	Executive Quarterly Cash Incentive Plan (incorporated by reference to Exhibit 10.18 to the 2021 Form 10-K)
10.16	Forrester Research, Inc. Executive Severance Plan
10.17	Lease of Premises at Cambridge Discovery Park, Cambridge, Massachusetts dated as of September 29, 2009 from BHX, LLC, as Trustee of Acorn Park I Realty Trust to the Company
10.18	First Amendment of Lease dated as of December 21, 2009 by 200 Discovery Park, LLC, successor to BHX, LLC, as Trustee of Acorn Park I Realty Trust, and the Company
10.19	Agreement Regarding Project Rights dated as of September 29, 2009, by BHX, LLC, a Massachusetts limited liability company, as Trustee of Acorn Park I Realty Trust, a Massachusetts nominee trust, and the Company

10.20	Second Amendment of Lease dated as of February 8, 2012 by 200 Discovery Park, LLC and the Company
10.21	Credit Agreement, dated as of January 3, 2019, among the Company, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders from time to time party thereto.
10.22	First Amendment to Credit Agreement, dated December 21, 2021, among the Company, as borrower, SiriusDecisions, Inc. and Whitcomb Investments, Inc., each as subsidiary guarantors, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto.
21(1)	Subsidiaries of the Registrant
23.1(1)	Consent of PricewaterhouseCoopers LLP
31.1(1)	Certification of the Principal Executive Officer
31.2(1)	Certification of the Principal Financial Officer
32.1(2)	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2(2)	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS(1)	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document
101.SCH(1)	Inline XBRL Taxonomy Extension Schema Document
101.CAL(1)	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF(1)	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB(1)	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE(1)	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104(1)	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(1) Filed herewith.
(2) Furnished herewith.

+ Denotes management contract or compensation arrangements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORRESTER RESEARCH, INC.

By: /s/ GEORGE F. COLONY
George F. Colony
Chairman of the Board and Chief Executive Officer

Date: March 10, 2023

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Capacity In Which Signed	Date
/s/ GEORGE F. COLONY George F. Colony	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 10, 2023
/s/ L. CHRISTIAN FINN L. Christian Finn	Chief Financial Officer (Principal Financial Officer)	March 10, 2023
/s/ SCOTT R. CHOUINARD Scott R. Chouinard	Chief Accounting Officer and Treasurer (Principal Accounting Officer)	March 10, 2023
/s/ YVONNE L. WASSENAAR Yvonne L. Wassenaar	Member of the Board of Directors	March 10, 2023
/s/ ROBERT M. GALFORD Robert M. Galford	Member of the Board of Directors	March 10, 2023
/s/ GRETCHEN TEICHGRAEBER Gretchen Teichgraeber	Member of the Board of Directors	March 10, 2023
/s/ DAVID J. BOYCE David J. Boyce	Member of the Board of Directors	March 10, 2023
/s/ ANTHONY J. FRISCIA Anthony J. Friscia	Member of the Board of Directors	March 10, 2023
/s/ NEIL BRADFORD Neil Bradford	Member of the Board of Directors	March 10, 2023
/s/ JEAN BIRCH Jean Birch	Member of the Board of Directors	March 10, 2023
/s/ WARREN ROMINE Warren Romine	Member of the Board of Directors	March 10, 2023

Notice Of 2023 Annual Meeting Of Stockholders And Proxy Statement

Forrester Research, Inc.
60 Acorn Park Drive
Cambridge, Massachusetts 02140

George F. Colony
Chairman of the Board
and Chief Executive Officer

March 28, 2023

To Our Stockholders:

You are cordially invited to attend the 2023 Annual Meeting of Stockholders of Forrester Research, Inc., which will be held on Tuesday, May 9, 2023 at 10:00 a.m. Eastern Daylight Time. The Annual Meeting will be a virtual stockholder meeting, conducted via live audio webcast, through which you can submit questions and vote online. You may attend the meeting by visiting www.virtualshareholdermeeting.com/FORR2023 and entering your 16-digit control number included with these proxy materials.

On the following pages, you will find the formal notice of the Annual Meeting and our proxy statement. At the Annual Meeting you are being asked to elect eight Directors, to approve an amendment and restatement of our Amended and Restated Equity Incentive Plan, to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023, to approve by non-binding vote our executive compensation, and to cast a non-binding vote on the frequency of non-binding executive compensation votes.

We hope that many of you will be able to attend. Thank you for your continued support and investment in Forrester.

Sincerely yours,

GEORGE F. COLONY
Chairman of the Board
and Chief Executive Officer

Forrester Research, Inc.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
May 9, 2023

Notice is hereby given that the 2023 Annual Meeting of Stockholders of Forrester Research, Inc. will be held at 10:00 a.m. Eastern Daylight Time on Tuesday, May 9, 2023. The annual meeting will be a virtual stockholder meeting, conducted via live audio webcast, through which you can submit questions and vote online. You may attend the meeting by visiting www.virtualshareholdermeeting.com/FORR2023 and entering your 16-digit control number included with these proxy materials. The purpose of the annual meeting will be the following:

1. To elect the eight directors named in the accompanying proxy statement to serve until the 2024 Annual Meeting of Stockholders;
2. To approve an amendment and restatement of the Forrester Research, Inc. Amended and Restated Equity Incentive Plan;
3. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023;
4. To approve by non-binding vote our executive compensation; and
5. To cast a non-binding vote on the frequency of non-binding executive compensation votes.

The foregoing items of business are more fully described in the proxy statement accompanying this notice.

Stockholders of record at the close of business on March 13, 2023 are entitled to notice of and to vote at the meeting. A list of stockholders entitled to vote at the meeting will be open to examination by any stockholder, for any purpose germane to the meeting, during normal business hours for a period of ten days before the meeting at our corporate offices at 60 Acorn Park Drive, Cambridge, Massachusetts 02140, and online during the meeting accessible at www.virtualshareholdermeeting.com/FORR2023.

If you are unable to participate in the annual meeting online, please vote your shares as provided in this proxy statement.

By Order of the Board of Directors



RYAN D. DARRAH
Secretary

Cambridge, Massachusetts
March 28, 2023

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETING. PLEASE VOTE YOUR SHARES OVER THE INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH ON THE PROXY CARD, OR COMPLETE, SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE WHETHER OR NOT YOU PLAN TO PARTICIPATE IN THE MEETING ONLINE.

FORRESTER RESEARCH, INC.

Annual Meeting of Stockholders
May 9, 2023
PROXY STATEMENT

The Board of Directors of Forrester Research, Inc., a Delaware corporation, is soliciting proxies from our stockholders. The proxy will be used at our 2023 Annual Meeting of Stockholders and at any adjournments thereof. You are invited to attend the meeting to be held at 10:00 a.m. Eastern Daylight Time on Tuesday, May 9, 2023. The annual meeting will be held virtually, conducted via live audio webcast, through which you can submit questions and vote online. You may attend the meeting by visiting www.virtualshareholdermeeting.com/FORR2023. Be sure to have your 16-digit control number included with these proxy materials in order to access the annual meeting. This proxy statement was first made available to stockholders on or about March 28, 2023.

This proxy statement contains important information regarding our annual meeting. Specifically, it identifies the proposals upon which you are being asked to vote, provides information that you may find useful in determining how to vote, and describes voting procedures.

We use several abbreviations in this proxy statement. We call our Board of Directors the "Board", refer to our fiscal year which began on January 1, 2022 and ended on December 31, 2022 as "fiscal 2022," and refer to our fiscal year ending December 31, 2023 as "fiscal 2023". We also refer to ourselves as "Forrester" or the "Company."

Who May Attend and Vote?

Stockholders who owned our common stock at the close of business on March 13, 2023 are entitled to notice of and to vote at the annual meeting. We refer to this date in this proxy statement as the "record date." As of the record date, we had 19,190,575 shares of common stock issued and outstanding. Each share of common stock is entitled to one vote on each matter to come before the meeting.

How Do I Vote?

If you are a stockholder of record of our common stock:

1. *You may vote over the internet.* If you have internet access, you may vote your shares from any location in the world by following the "Vote by Internet" instructions on the enclosed proxy card. In addition, you may attend the annual meeting via the internet and vote during the annual meeting. Please have your 16-digit control number included with these proxy materials in order to access the annual meeting.

2. *You may vote by telephone.* You may vote your shares by following the "Vote by Phone" instructions on the enclosed proxy card.

3. *You may vote by mail.* If you choose to vote by mail, simply mark your proxy card, date and sign it, and return it in the postage-paid envelope provided.

By voting over the internet or by telephone, or by signing and returning the proxy card according to the enclosed instructions, you are enabling the individuals named on the proxy card (known as "proxies") to vote your shares at the meeting in the manner you indicate. We encourage you to vote in advance even if you plan to attend the meeting. In this way, your shares will be voted even if you are unable to attend the meeting. Your shares will be voted in accordance with your instructions. If a proxy card is signed and received by our Secretary, but no instructions are indicated, then the proxy will be voted "FOR" the election of the nominees for directors, "FOR" approval of the amendment and restatement of the Forrester Research, Inc. Amended and Restated Equity Incentive Plan, "FOR" ratifying the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal 2023, "FOR" approval of the non-binding vote on our executive compensation, and for holding a non-binding vote on our executive compensation at the annual meeting of stockholders every year.

How Do I Vote if My Shares are Held in Street Name?

If you hold shares in "street name" (that is, through a bank, broker, or other nominee), the bank, broker, or other nominee, as the record holder of your shares, is required to vote your shares according to your instructions. In order to vote your shares, you will need to follow the directions your brokerage firm provides you. Many brokers also offer the option of voting over the internet or by telephone, instructions for which would be provided by your brokerage firm on your voting instruction form. Please follow the instructions on that form to make sure your shares are properly voted. If you hold shares in "street name" and would like to attend the annual meeting and vote online, you must contact the person in whose name your shares are registered and follow directions provided to obtain a proxy card from that person and have it available for the annual meeting.

What Does the Board of Directors Recommend?

The Board recommends that you vote FOR the election of nominees for directors identified in Proposal One, FOR approval of the amendment and restatement of the Forrester Research, Inc. Amended and Restated Equity Incentive Plan, FOR ratifying the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm as described in Proposal Three, FOR approval by non-binding vote of our executive compensation as provided in Proposal Four, and, on Proposal Five, for holding a non-binding vote on executive compensation every year.

If you are a record holder and submit the proxy card but do not indicate your voting instructions, the persons named as proxies on your proxy card will vote in accordance with the recommendations of the Board of Directors. If you hold your shares in "street name", and you do not indicate how you wish to have your shares voted, your nominee has discretion to instruct the proxies to vote on Proposal Three but does not have the authority, without your specific instructions, to vote on the election of directors or on Proposals Two, Four, or Five, and those votes will be counted as "broker non-votes".

What Vote is Required for Each Proposal?

A majority of the shares entitled to vote on a particular matter, present in person or represented by proxy, constitutes a quorum as to any proposal. The nominees for election of the directors at the meeting (Proposal One) who receive the greatest number of votes properly cast for the election of directors will be elected. As a result, shares that withhold authority as to the nominees recommended by the Board will have no effect on the outcome. The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and voting is required to approve the amendment and restatement of the Forrester Research, Inc. Amended and Restated Equity Incentive Plan (Proposal Two), to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm (Proposal Three), and to approve the non-binding vote on our executive compensation (Proposal Four). The option of one year, two years or three years that receives a majority of the shares of common stock present in person or represented by proxy and voting will be the frequency for the advisory vote on executive compensation (Proposal Five), and if no option receives a majority of the votes cast, we will consider the option that receives the most votes to be the option selected by stockholders.

Shares represented by proxies that indicate an abstention or a "broker non-vote" (that is, shares represented at the annual meeting held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter) will be counted as shares that are present and entitled to vote on the matter for purposes of determining the presence of a quorum, but are not considered to have been voted, and have the practical effect of reducing the number of affirmative votes required to achieve a majority for those matters requiring the affirmative vote of the holders of a majority of the shares present or represented by proxy and voting (Proposals Two, Three, Four and Five) by reducing the total number of shares from which the majority is calculated. However, because directors are elected by a plurality vote, abstentions and broker non-votes will have no effect on the outcome on Proposal One.

May I Change or Revoke My Vote After I Return My Proxy Card or After I Have Voted My Shares over the Internet or by Telephone?

Yes. If you are a stockholder of record, you may change or revoke a proxy any time before it is voted by:

- returning to us a newly signed proxy bearing a later date;
- delivering a written instrument to our Secretary revoking the proxy; or
- attending the annual meeting via the internet and voting online. Simply attending the annual meeting will not, by itself, revoke your proxy.

If you hold shares in "street name", you should follow the procedure in the instructions that your nominee has provided to you.

Who Will Bear the Cost of Proxy Solicitation?

We will bear the expense of soliciting proxies. Our officers and regular employees (who will receive no compensation in addition to their regular salaries) may solicit proxies. In addition to soliciting proxies through the mail, our officers and regular employees may solicit proxies personally, as well as by mail, telephone, and electronically from brokerage houses and other stockholders. We will reimburse brokers and other persons for reasonable charges and expenses incurred in forwarding soliciting materials to their clients.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting To Be Held on May 9, 2023

This proxy statement and our Annual Report to Stockholders are available on-line at www.proxyvote.com. These materials will be mailed to stockholders who request them.

How Can I Obtain an Annual Report on Form 10-K?

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 is available on our website at www.forrester.com/aboutus. If you would like a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, we will send you one without charge. Please contact Investor Relations, Forrester Research, Inc., 60 Acorn Park Drive, Cambridge, MA 02140, Tel: (617) 613-6000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and notes provide information about the beneficial ownership of our outstanding common stock as of March 13, 2023 (except as otherwise noted) by:

(i)   each person who we know beneficially owns more than 5% of our common stock;

(ii)   each of the executive officers named below in the Summary Compensation Table;

(iii)   each member of our Board of Directors; and

(iv)   our directors and executive officers as a group.

Except as otherwise indicated, each of the stockholders named in the table below has sole voting and investment power with respect to the shares of our common stock beneficially owned. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC") and includes voting or investment power with respect to the shares. Shares subject to exercisable options and vesting restricted stock units include options that are currently exercisable or exercisable within 60 days of March 13, 2023 and shares underlying restricted stock units scheduled to vest within 60 days of March 13, 2023.

Name of Beneficial Owner	Common Stock Beneficially Owned		
	Shares Beneficially Owned	Shares Subject to Exercisable Options and Vesting Restricted Stock Units	Percentage of Outstanding Shares
George F. Colony c/o Forrester Research, Inc. 60 Acorn Park Drive Cambridge, MA 02140(1)	7,380,411	—	38.5%
Royce & Associates, LP 745 Fifth Avenue New York, NY 10151(2)	1,934,979	—	10.1%
BlackRock, Inc. 55 East 52nd Street New York, NY 10022(3)	1,876,680	—	9.8%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355(4)	1,377,276	—	7.2%
Jean Birch	13,961	—	*
David Boyce	8,912	—	*
Neil Bradford	20,072	—	*
Tony Friscia	16,338	—	*
Robert Galford	28,776	—	*
Warren Romine	2,252	—	*
Gretchen Teichgraeber	14,004	—	*
Yvonne Wassenaar	14,973	—	*
L. Christian Finn	5,317	—	*
Kelley Hippler	—	—	*
Carrie Johnson	6,972	—	*
Sharyn Leaver	7,094	—	*
Sarah Le Roy	—	2,668	*
Directors, named executive officers, and other executive officers as a group (19 persons)(1)	7,569,503	10,245	39.5%

(1)   Includes 1,580 shares held by Mr. Colony's wife as to which Mr. Colony disclaims beneficial ownership.

(2)   Beneficial ownership as of December 31, 2022, as reported in a Schedule 13G filed with the SEC on January 23, 2023, stating that Royce & Associates, LP has sole voting and dispositive power with respect to 1,934,979 shares.

(3)   Beneficial ownership as of December 31, 2022, as reported in a Schedule 13G filed with the SEC on January 24, 2023, stating that BlackRock, Inc. has sole voting power with respect to 1,864,071 shares and sole dispositive power with respect to 1,876,680 shares.

(4)   Beneficial ownership as of December 30, 2022, as reported in a Schedule 13G filed with the SEC on February 9, 2023, stating that The Vanguard Group has shared voting power with respect to 18,970 shares, sole dispositive power with respect to 1,348,661 shares and shared dispositive power with respect to 28,615 shares.

* Less than 1%

PROPOSAL ONE:

ELECTION OF DIRECTORS

Our directors are elected annually by the stockholders. The Board has nominated David Boyce, Neil Bradford, George Colony, Anthony Friscia, Robert Galford, Warren Romine, Gretchen Teichgraeber and Yvonne Wassenaar to serve one-year terms that will expire at the 2024 Annual Meeting of Stockholders. These individuals all currently serve on our Board.

One of our current directors, Jean Birch, will be retiring from the Board effective May 9, 2023, and is not a nominee for election at the forthcoming annual meeting. Ms. Birch has served as a member of the Board and as the Chair of the Audit Committee for 5 years. We gratefully acknowledge her dedicated service and numerous contributions to Forrester.

The proxies intend to vote each share for which a proper proxy card has been returned or voting instructions received and not revoked in favor of the nominees named above. If you wish to withhold the authority to vote for the election of any of the nominees, your voting instructions must so indicate or your returned proxy card must be marked to that effect.

It is expected that each of the nominees will be able to serve, but if any of them is unable to serve, the proxies reserve discretion to vote, or refrain from voting, for a substitute nominee or nominees.

The following section provides information about each nominee, including information provided by each nominee about his or her principal occupation and business experience for the past five years and the names of other publicly-traded companies, if any, for which he or she currently serves as a director or has served as a director during the past five years. In addition to the information presented with respect to each nominee's experience, qualifications and skills that led our Board to conclude that he or she should serve as a director, we also believe that each of the nominees has demonstrated business acumen and a significant commitment to our company, and has a reputation for integrity and adherence to high ethical standards.

NOMINEES FOR ELECTION

David Boyce, age 55, became a director of Forrester in June 2017. Mr. Boyce is an investor and advisor on product-led growth (PLG). He teaches PLG at Brigham Young University's Marriott School of Business, invests in PLG companies through his own investing entity Formative Ventures, and advises growth companies on PLG via Winning by Design, LLC, a global revenue architecture consultancy working primarily with growth-stage unicorn and pre-unicorn companies. From 2014 until its acquisition by Aurea in 2021, Mr. Boyce was the Chief Strategy Officer of XANT, Inc. (formerly known as InsideSales.com, Inc.), a software company offering a leading sales acceleration platform. Prior to joining XANT, Mr. Boyce was the Chief Executive Officer and Chairman of Fundly, Inc., a crowdfunding site for online fundraising from 2010 to 2013. Previously, Mr. Boyce was global VP of Strategy at Oracle from 2005 to 2010. We believe Mr. Boyce's qualifications to serve on our Board of Directors include his extensive experience as an operating executive at several software companies and his expertise in product, strategy and marketing.

Neil Bradford, age 50, became a director of Forrester in February 2018. Mr. Bradford is the founder and Chief Executive Officer of General Index Limited, a start-up provider of energy and commodity pricing data. From 2017 to March 2019, Mr. Bradford served as the Chief Executive Officer of Financial Express, Ltd., an investment ratings and fund research agency based in the United Kingdom. Prior to joining FE, Mr. Bradford was the Chief Executive Officer of Argus Media, a provider of price assessments, business intelligence and market data for the global energy and commodities markets. In 1997, Mr. Bradford co-founded Fletcher Research Limited, a UK-based technology research firm that was acquired by Forrester in 1999. Mr. Bradford served in executive roles with Forrester until 2006. We believe Mr. Bradford's qualifications to serve on our Board of Directors include his years of experience in the research and advisory business, having both founded and led companies in the industry, his prior experience as an executive officer of Forrester, and his perspective on European business as a UK citizen having worked for firms headquartered in London.

George F. Colony, age 69, is the founder of Forrester and since 1983, he has served as Chairman of the Board and Chief Executive Officer. He also has served as Forrester's President since September 2001, and he previously was Forrester's President from 1983 to 2000. We believe Mr. Colony's qualifications to serve on our Board of Directors and as its Chairman include his extensive experience in the research industry, including more than 35 years as our chief executive officer, and his significant ownership stake in the Company.

Anthony Friscia, age 67, became a director of Forrester in June 2017. Mr. Friscia is currently an independent business consultant. From 2014 to 2016, Mr. Friscia was the President and Chief Executive Officer of Eduventures, Inc., a research and advisory firm that provides proprietary research and strategic advice to higher education leaders. Previously, from 2011 to 2014, Mr. Friscia served as a consultant and special advisor to the President of the New School, a private university in New York City. In 1986, Mr. Friscia founded AMR Research, a provider of research and advice on global supply chain and enterprise technology to operations and IT executives, and served as its President and Chief Executive Officer until 2010. We believe Mr. Friscia's qualifications to serve on our Board of Directors include his years of experience in business leadership and providing strategic advice to senior leaders, including extensive experience as a chief executive officer in the research and advisory business.

Robert M. Galford, age 70, became a director of Forrester in November 1996. Since November 2007, Mr. Galford has been the managing partner of the Center for Leading Organizations, an organizational development firm he founded in Concord, Massachusetts. From 2001 to 2007, Mr. Galford was a managing partner of the Center for Executive Development, an executive education provider in Boston, Massachusetts. We believe Mr. Galford's qualifications to serve on our Board of Directors include his many years of organizational development and executive education experience, along with his more recent corporate governance experience as an instructor for the National Association of Corporate Directors.

Warren Romine, age 52, became a director of Forrester in March 2022. Mr. Romine is the founder and managing director of Orchard Knob Capital LLC, an independent financial advisory firm focused on the aerospace, defense and government services markets. In October 2022, Mr. Romine joined the faculty at Harvard Business School as a Professor/Senior Lecturer in the finance department. From 2017 to January 2022, Mr. Romine was a Managing Director and co-head of the Aerospace and Defense group at KippsDeSanto & Co., an investment bank focused on growth-oriented aerospace, defense and technology companies. Previously, from 2013 to 2017, Mr. Romine was a Managing Director and head of the Aerospace, Defense and Government Services group at FBR & Co., an investment banking and brokerage firm. From 2006 to 2014, Mr. Romine also served as chair of the audit committee of the board of directors of RELM Wireless Corporation, a publicly-traded manufacturer of telecommunications products. We believe that Mr. Romine's qualifications to serve on our Board of Directors include his extensive finance and management experience in the investment banking business, his expertise regarding mergers and acquisitions, and his prior experience as a public company board member.

Gretchen G. Teichgraeber, age 69, became a director of Forrester in December 2005. Since 2017, Ms. Teichgraeber has been the chair of the board of Leadership Connect, a premier information services company with its main office in New York City that publishes biographical and contact data on leaders in the private and public sectors, and she was previously their CEO from 2009 to 2017. Previously, Ms. Teichgraeber was an independent consultant to digital media companies and various non-profit organizations from 2007 to 2009. From 2000 to 2007, Ms. Teichgraeber was the chief executive officer of Scientific American, Inc., publisher of the science and technology magazine, Scientific American. Prior to joining Scientific American, Ms. Teichgraeber served as general manager, publishing, and vice president, marketing and information services at CMP Media, Inc., a leading provider of technology news and information. We believe Ms. Teichgraeber's qualifications to serve on our Board of Directors include her significant general management and marketing experience in the publishing and information services business, including on-line and print media.

Yvonne Wassenaar, age 54, became a director of Forrester in June 2017. Ms. Wassenaar currently also serves as a director of Arista Networks, Inc., JFrog Ltd., Rubrik, Inc. and Harvey Mudd College. From 2019 to 2022, Ms. Wassenaar was the Chief Executive Officer of Puppet, Inc., an information technology automation software company. From 2017 to 2018, Ms. Wassenaar was the Chief Executive Officer of Airware, an enterprise drone solutions company. From 2014 to 2017, Ms. Wassenaar was with New Relic, Inc., a cloud-based SaaS company, most recently as Chief Information Officer. Prior to joining New Relic, Ms. Wassenaar held senior positions at VMware, Inc. from 2010 to 2014. We believe Ms. Wassenaar's qualifications to serve on our Board of Directors include her thought leadership in the areas of cloud computing, big data analytics and business digitization and her extensive experience in senior leadership positions at technology companies.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE _FOR_ THE ELECTION OF THE NOMINEES NAMED ABOVE.

Corporate Governance

We believe that good corporate governance is important to ensure that Forrester is managed for the long-term benefit of its stockholders. Based on our continuing review of the provisions of the Sarbanes-Oxley Act of 2002, rules of the Securities and Exchange Commission and the listing standards of The NASDAQ Stock Market, our Board of Directors has adopted Corporate Governance Guidelines, an amended and restated charter for the Audit Committee of the Board of Directors, and a charter for the Compensation and Nominating Committee of the Board.

Our Corporate Governance Guidelines include stock retention guidelines applicable to executive officers and directors. The guidelines, which are described in more detail below in the Compensation Discussion and Analysis section, require all directors and executive officers to hold a targeted value of our common stock within specified time frames, and include restrictions on sales of our common stock by such directors and executive officers until the guidelines have been met. These guidelines may be waived, at the discretion of the Compensation and Nominating Committee of the Board of Directors, if compliance with the guidelines would create severe hardship or prevent an executive officer or director from complying with a court order. We currently do not have a policy regarding hedging.

We also have a written code of business conduct and ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions. You can access our Code of Business Conduct and Ethics, Corporate Governance Guidelines and our current committee charters on our website, at www.forrester.com/aboutus.

Information With Respect to Board of Directors

Board Meetings and Committees

Our Board of Directors has determined that each of the current directors, with the exception of Mr. Colony, our Chairman and Chief Executive Officer, is independent under applicable NASDAQ standards as currently in effect.

Our Board of Directors held five meetings during fiscal 2022. Each director attended at least 75 percent of the aggregate of the meetings of the Board of Directors and of each committee of which he or she is a member. Forrester does not require directors to attend the annual meeting of stockholders. Mr. Colony, who presided at the meeting, attended the 2022 annual meeting of stockholders, as did Mr. Galford. Historically, very few stockholders have attended our annual meeting and we have not found it to be a particularly useful forum for communicating with our stockholders. The Board of Directors currently has two standing committees, the Audit Committee and the Compensation and Nominating Committee, whose members consist solely of independent directors.

Our Audit Committee consists of five members: Jean M. Birch, Chair, Neil Bradford, Tony Friscia, Warren Romine, and Yvonne Wassenaar, each of whom, in addition to satisfying the NASDAQ independence standards, also satisfies the Sarbanes-Oxley independence requirements for audit committee membership. In addition, the Board has determined that Ms. Birch is an "audit committee financial expert" under applicable rules of the Securities and Exchange Commission, and all of the members of the Audit Committee satisfy the financial literacy standards of NASDAQ. The Audit Committee held five meetings during fiscal 2022. The responsibilities of our Audit Committee and its activities during fiscal 2022 are described in the committee's amended and restated charter, which is available on our website at www.forrester.com/aboutus. The charter will also be made available without charge to any stockholder who requests it by writing to Forrester Research, Inc., Attn: Chief Legal Officer and Secretary, 60 Acorn Park Drive, Cambridge, MA 02140.

Our Compensation and Nominating Committee consists of three members: Robert M. Galford, Chair, David Boyce, and Gretchen G. Teichgraeber. The Compensation and Nominating Committee held six meetings during fiscal 2022. The Compensation and Nominating Committee has authority, as specified in the committee's charter, to, among other things, evaluate and approve the compensation of our Chief Executive Officer, review and approve the compensation of our other executive officers, administer our stock plans, and oversee the development of executive succession plans for the CEO and other executive officers. The committee also has the authority to identify and recommend to the Board qualified candidates for director. The Compensation and Nominating Committee charter is available on our website at www.forrester.com/aboutus. The charter will also be made available without charge to any stockholder who requests it by writing to Forrester Research, Inc., Attn: Chief Legal Officer and Secretary, 60 Acorn Park Drive, Cambridge, MA 02140.

During fiscal 2021, Forrester engaged Mercer to provide general compensation and benefits advice with respect to 2022 and brokerage services. The total fees paid to Mercer with respect to these services were approximately $432,000.

Compensation Committee Interlocks and Insider Participation

No person who served during the past fiscal year as a member of our Compensation and Nominating Committee is or was an officer or employee of Forrester, or had any relationship with Forrester requiring disclosure in this proxy statement. During the past fiscal year, none of our executive officers served as a member of the board of directors of another entity, any of whose executive officers served as one of our directors.

Board Leadership Structure

At the present time, Mr. Colony serves as both Chairman of the Board and Chief Executive Officer. Mr. Colony is a significant stakeholder in Forrester, beneficially owning approximately 39% of our outstanding common stock. As such, we believe it is appropriate that he set the agenda for the Board of Directors in addition to serving as the Chief Executive Officer. We also do not believe that the size of the Company warrants the division of these responsibilities.

In 2017, the Board of Directors selected Robert Galford to act as lead independent director. In this role, Mr. Galford presides at executive sessions of the independent directors and will bear such further responsibilities as the Board as a whole may designate from time to time.

The Board's Role in Risk Oversight; Risk Considerations in our Compensation Programs

The Board's role in the Company's risk oversight process includes receiving regular reports from members of management on areas of material risk to the Company, including financial, strategic, operational, cybersecurity, ESG, legal and regulatory risks. The full Board (or the appropriate Committee in the case of risks that are under the purview of a particular Committee) receives these reports from the appropriate manager within the Company. When a committee receives such a report, the Chair of the relevant Committee reports on the discussion to the full Board during the Committee reports portion of the next Board meeting, enabling the full Board to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Our Compensation and Nominating Committee does not believe that our compensation programs encourage excessive or inappropriate risk taking. We structure our pay programs to consist of both fixed and variable compensation, with the fixed base salary portion providing steady income regardless of our stock price performance. The variable components, consisting of cash bonus and stock-based awards, and for our chief sales officer with respect to periods through December 31, 2022 but not thereafter, sales commissions, are designed to reward both short and long-term performance. Targets under our bonus plans are a function of contract value (CV) bookings and modified operating income (described in greater detail in the Compensation Discussion and Analysis below), important financial metrics for our business. For long-term performance, we generally have awarded restricted stock units vesting over four years and, commencing March 1, 2023, have also awarded stock options and performance-based restricted stock units. We believe that the variable elements of compensation are a sufficient percentage of overall compensation to motivate executives to produce excellent short and long-term results for the Company, while fixed base salary is also sufficiently high such that the executives are not encouraged to take unnecessary or excessive risks. In addition, our bonus plan funding metrics apply company-wide, regardless of function or client group, which we believe encourages relatively consistent behavior across the organization. While sales commissions are not capped, we cap our bonus at 1.95 times target company performance. Therefore, even if Company performance dramatically exceeds target performance, bonus payouts are limited. Conversely, we have a minimum threshold on Company performance under our executive bonus plan approved by the Compensation and Nominating Committee so that the bonus plan is not funded at performance below a certain level. We also believe that our Executive Severance Plan described in detail below, which provides severance compensation in the event of involuntary termination of employment without cause and in connection with a change in control, promotes stability and continuity of operations.

Director Candidates

As noted above, the Compensation and Nominating Committee has responsibility for recommending nominees for election as directors of Forrester. Our stockholders may recommend individuals for this committee to consider as potential director candidates by submitting their names and background to the "Forrester Research Compensation and Nominating Committee", c/o Chief Legal Officer and Secretary, 60 Acorn Park Drive, Cambridge, MA 02140. The Compensation and Nominating Committee will consider a recommended candidate for the next annual meeting of stockholders only if biographical information and background material are provided no later than the date specified below under "Stockholder Proposals" for receipt of director nominations.

The process that the Compensation and Nominating Committee will follow to identify and evaluate candidates includes requests to Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates, and interviews of selected candidates by members of the Compensation and Nominating Committee. Assuming that biographical and background material is provided for candidates recommended by the stockholders, the Compensation and Nominating Committee will evaluate those candidates by following substantially the same process, and applying substantially the same criteria, as for candidates submitted by Board members.

In considering whether to recommend any candidate for inclusion in the Board's slate of recommended director nominees, including candidates recommended by stockholders, the Compensation and Nominating Committee will apply the criteria set forth in the committee's charter and in the Corporate Governance Guidelines. These criteria include, among others, the candidate's integrity, age, experience, commitment, diligence, conflicts of interest, and the ability to act in the interests of all stockholders. Although the Compensation and Nominating Committee considers as one of many factors in the director identification and nomination process diversity of race, gender and ethnicity, as well as geography and business experience, it has no specific diversity policy. The Compensation and Nominating Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. We believe that the backgrounds and qualifications of the directors, considered as a group, should provide a composite mix of experience, knowledge and abilities, including direct operating experience, that will allow the Board to fulfill its responsibilities.

In addition, our by-laws permit stockholders to nominate directors for election at an annual meeting of stockholders, other than as part of the Board's slate. To nominate a director, in addition to providing certain information about the nominee and the nominating stockholder, the stockholder must give timely notice to Forrester, which, under our advance notice by-law, requires that the notice be received by us no less than 90 nor more than 120 days prior to the anniversary date of the preceding annual meeting of stockholders. In addition, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the company's nominees must also comply with the additional requirements of Rule 14a-19 under the Securities Exchange Act of 1934. In accordance with our by-laws, the 2024 Annual Meeting will be held on May 14, 2024.

Board Diversity

The following Board Diversity Matrix presents our Board diversity statistics in accordance with Nasdaq Rule 5606, as self-disclosed by our directors. We currently satisfy the minimum objectives of Nasdaq Rule 5605(f)(2) by having at least one director who identifies as female and one director who identifies as a member of an Underrepresented Minority (as defined by the Nasdaq Rules).

Board Diversity Matrix (As of March 28, 2023)				
Total Number of Directors	9			
	Female	**Male**	**Non-Binary**	**Did not Disclose Gender**
Part I: Gender Identity				
Directors	3	5	–	1
Part II: Demographic Background				
African American or Black	–	1	–	–
Alaskan Native or Native American	–	–	–	–
Asian	–	–	–	–
Hispanic or Latinx	–	–	–	–
Native Hawaiian or Pacific Islander	–	–	–	–
White	3	4	–	–
Two or More Races or Ethnicities	–	–	–	–
LGBTQ+	–			
Did not Disclose Demographic Background	1			

Communications from Stockholders

The Board will give appropriate attention to communications on issues that are submitted by stockholders, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by committee charters, the Compensation and Nominating Committee, with the assistance of the Chief Legal Officer and Secretary, will be primarily responsible for monitoring communications from stockholders and will provide copies of summaries of such communications to the other directors as deemed appropriate.

Stockholders who wish to send communications on any topic to the Board should address such communications to the Forrester Research Compensation and Nominating Committee, c/o Chief Legal Officer and Secretary, Forrester Research, Inc., 60 Acorn Park Drive, Cambridge, MA 02140.

Environmental, Social and Governance (ESG)

Forrester recognizes the importance of being accountable not only to our stockholders, but also to a broader range of stakeholders, including our customers, employees and the public in general. In addition to our own internal efforts, we have research teams focusing on corporate values, Diversity and Inclusion ("D&I"), and sustainability. We work closely with senior leaders at our clients to advise them on how they can align their ESG efforts with their businesses, and in 2022 we launched our "green market revolution" research to help our clients capitalize on the unique business opportunities presented by sustainability. Our goal is to effect positive change in society and for our planet through our research, data, and expertise.

Our culture emphasizes certain key values — including client, courage, collaboration, integrity, and quality — that we believe are critical to deliver Forrester's unique value proposition of helping business and technology leaders use customer obsession to drive growth. In addition, we seek to foster a culture where employees can be creative, feel supported and empowered, and are encouraged to think boldly about new ideas. As a reflection of these efforts, in 2022, for the fifth time in six years, Forrester was honored with a Glassdoor Employees' Choice Award, recognizing the Best Places to Work in 2022.

Attracting, retaining, and developing the best and brightest talent around the globe is critical to the ongoing success of our company. To this end, we focus on attracting, hiring, and the inclusion of all backgrounds and perspectives, with the goals of improving employee retention and engagement, strengthening the quality of our research, and improving client retention and customer experience. We field regular all-employee surveys to measure our progress against our goals. In 2022, in addition to the ongoing activities of our D&I Council and regional D&I Networks, examples of our efforts with respect to D&I included: launching company-wide inclusion training for employees and managers; expanding our global and regional D&I events and celebrating diversity heritage and awareness months through events and discussions; and our continuation of various partnerships to attract and access more talent from underrepresented groups.

We have a robust learning and development program and celebrate and enrich the Forrester culture through frequent recognition of achievements. To keep employees and teams connected and inspired to do their best work in a distributed work environment, we have enhanced the learning and development opportunities for our employees across a broad range of initiatives including new hire and onboarding, D&I, and leadership training. We also support our employees' efforts to serve in their local communities by offering each employee the opportunity to take paid volunteer days each calendar year. In addition, we and our employees frequently contribute funds or goods to support philanthropic and community giving efforts. Past initiatives have included employee participation in sponsored charitable events and distribution of goods through select disaster relief organizations.

Forrester also recognizes a shared responsibility to respect and protect the environment. Although our facilities and operations have a small ecological footprint, we reduce the environmental impact of our business through various waste reduction practices, including WELL and LEED certified/eco-friendly buildings, recycling, and battery disposal. In addition, we have invested in multiple technologies to facilitate remote work that can in many cases reduce the need for travel and the related environmental impacts, and our hybrid work policy should significantly reduce the time spent commuting to most of our major offices, while also lowering our energy consumption and allowing us to use our office spaces more efficiently.

In 2021, we engaged our sustainability research team, which actively advises our clients on building more sustainable business strategies, to assess our carbon emissions and develop a plan to continue to lessen our environmental impact. While we found that our emissions are in line with industry standards, in 2022 we continued to take steps that will help us reduce our carbon footprint by at least 50% by 2025. In addition to our hybrid work policy, these steps include revisiting our company-wide travel policies to optimize internal and external travel, eliminating emissions from our data center by continuing to accelerate the migration of more of our platforms and services to the cloud, and our events team partnering with One Tree Planted, a global reforestation nonprofit organization, to plant a new tree for every attendee survey response submitted after one of our events.

Our clients trust us with some of their most sensitive confidential information, and we take our obligation to secure it seriously. We have implemented appropriate technical and organizational measures to ensure a level of security appropriate to the risk of disclosure of this information, and we attempt to minimize the amount of personally identifiable information regarding third parties in our possession. When the processing of personally identifiable information is unavoidable, we strive to comply with all applicable laws and regulations, including the European Union General Data Protection Regulation (GDPR), the California Consumer Privacy Act and the California Privacy Rights Act. We have also implemented a Privacy Impact Assessment process to be used before we contract with new vendors of products or services that may have access to confidential and/or personal information.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

We have implemented an executive compensation program that rewards performance. Our executive compensation program is designed to attract, retain and motivate the key individuals who are most capable of contributing to the success of our Company and building long-term value for our stockholders. The elements of our executives' total compensation are base salary, cash incentive awards, equity incentive awards and other employee benefits. We have designed a compensation program that makes a substantial portion of executive pay variable, subject to increase when performance targets are exceeded, and subject to reduction when performance targets are not achieved.

2022 Business Results

In 2022, we accelerated our product transition to our new Forrester Decisions platform. Although the Company missed its sales plan for the year, it exceeded or met its revenue, adjusted operating margin and adjusted earnings per share guidance for the year, with revenues increasing by 9% to $537.8 million.

Compensation for Performance

A substantial amount of the total compensation of our executive officers is linked to our performance, both through short-term cash incentive compensation and long-term equity incentive compensation. We believe this aligns our executives' incentives with our objective of enhancing stockholder value over the longer term.

Cash Compensation.   A significant portion of the current cash compensation opportunity for our executive officers is achieved through our Amended and Restated Executive Cash Incentive Plan (the "Executive Cash Incentive Plan"). As described in more detail below, payments under the plan are based on company financial performance metrics (for 2022, booked sales accounts for the Company's CV products, or "CV bookings", and modified operating income). By design, our plan pays more when we perform well and less, or nothing, when we do not.

Equity Awards.   Another key component of compensation for our executive officers consists of long-term equity incentives, principally in the form of restricted stock units (RSUs). In 2022, all RSUs granted to executive officers vest over time, with 25% to vest annually over four years. We believe these awards have retention value and reflect a balance between short-term financial performance and long-term stockholder return, supporting our performance-based compensation. Consistent with past years, we did not grant equity awards in 2022 to George Colony, our Chairman and Chief Executive Officer, who is the beneficial owner of approximately 39% of our common stock.

Compensation Program Changes in 2022

Base Salary and Short-Term Cash Incentive Compensation.   Based on a review of market data, and taking into account the contributions of the named executive officers and our financial performance in 2021, during its annual executive compensation review our Compensation and Nominating Committee (the "Committee") increased, effective January 1, 2022, the base salaries of four of the named executive officers then in office by an average of approximately 10.8% over 2021, while increasing the target cash incentive bonus amount of those named executive officers by an average of 20.1% over 2021, as discussed further below.

Executive Cash Incentive Plan.   As was the case in the five previous years, while the Committee approved the same performance matrix for purposes of both the Executive Cash Incentive Plan and the Forrester Employee Bonus Plan, the Committee decided to place a stronger emphasis on exceeding, rather than just meeting, the target metrics for the executive team. Accordingly, the Committee approved different percentage payouts at various performance levels for the Executive Cash Incentive Plan than the Forrester Employee Bonus Plan, with executive officers achieving less compensation if 2022 performance were to meet or fall short of the targeted levels, and additional compensation for performance above the targeted levels.

Supplemental Bonuses.   In 2022, in addition to target cash incentive bonuses under the Executive Cash Incentive Plan, the Committee approved additional potential bonuses totaling $170,000 for Mr. Colony and $75,000 for the other named executive officers upon achievement by the Company of specified levels of CV product contract bookings and client count, as discussed in more detail below. The Committee also approved an additional potential bonus of $30,000 for Mr. Colony based on the achievement of a specified stock price on December 31, 2022.

Stock Retention Guidelines. As a result of its annual review of the Company's stock retention guidelines described in more detail below, the Committee determined that changes in annual compensation and stock market fluctuations had caused the retention targets of some executive officers to be inconsistent with the goal of the guidelines. Accordingly, as discussed in further detail below, the Committee decided to update the retention targets for all executive officers and directors effective April 1, 2022.

Say on Pay Stockholder Vote. As we have done each year since 2011, in 2022 we submitted our executive compensation program to an advisory vote of our stockholders and, consistent with the results of our previous say on pay votes, it received the support of 99% of the total votes cast at our annual meeting. We pay careful attention to any feedback we receive from our stockholders about our executive compensation program, including the say on pay vote. The Committee considered this feedback when setting our executive cash compensation program and granting equity awards to executives in 2022 and will continue to consider stockholder feedback in its subsequent executive compensation decision making.

Compensation Objectives and Strategy

The primary purpose of our executive compensation program is to attract, retain and motivate the key individuals who are most capable of contributing to the success of our Company and building long-term value for our stockholders. Our principal objectives and strategy concerning our executive compensation program are as follows:

- encourage achievement of key Company values — including client service, quality, collaboration, courage and integrity — that we believe are critical to our continued growth;

- base cash compensation on individual achievement and responsibility, teamwork, and our short-term financial performance;

- align employees' incentives with our objective of enhancing stockholder value over the longer term through long-term incentives, principally in the form of RSUs; and

- emphasize individual excellence and encourage employees at all levels, as well as executive officers, to take initiative and lead individual projects that enhance our performance.

These objectives and strategy are reviewed each year by the Committee, which oversees our executive compensation program. In furtherance of these objectives, the Committee takes the following actions each year:

- reviews the performance of George Colony, our Chairman and Chief Executive Officer, including his demonstration of leadership and his overall contribution to the financial performance of the Company;

- reviews the assessment by Mr. Colony of the performance of the other executive officers against their individual and team goals;

- reviews the company-wide financial goals that are used in the calculation of the cash incentive compensation for our executives;

- reviews all components of compensation for each executive officer: base salary, short-term cash incentive compensation, and long-term equity incentive compensation;

- assesses relevant market data; and

- holds executive sessions (without our management present) as appropriate to accomplish the above actions.

Mr. Colony also plays a substantial role in the compensation process for the other executive officers, primarily by recommending annual goals for the executives reporting directly to him, evaluating their performance against those goals, and providing recommendations on their compensation to the Committee.

In late 2021, we engaged Mercer to help us assess the compensation paid to our executives. The findings of Mercer were referenced by Forrester management in working with the Committee to formulate compensation recommendations for 2022, but were not used to specifically target compensation or create a compensation framework. The Committee did not separately engage an independent compensation consultant in 2022 for its general executive compensation analysis because the members were comfortable relying on their independent review of the market data, surveys and other supporting information provided by management, taking into account that the Company does not offer special perquisites, deferred compensation plans, or other special executive compensation arrangements. The Committee believes it is adequately experienced to address relevant issues and discharge its responsibilities consistent with the Company's compensation objectives and philosophy.

The Committee has not historically used formal benchmarking data to establish compensation levels but has relied instead on relevant market data and surveys to design compensation packages that it believes are competitive with other similarly situated companies or those with whom we compete for talent. While compensation surveys provide useful data for comparative purposes, the Committee believes that successful compensation programs also require the application of sound judgment and subjective determinations of individual and Company performance.

The Committee believes it is helpful to utilize data compiled from a wide array of companies and believes it important to consider comparative data from companies of comparable size and revenue, operating within a comparable industry, and located or operating within our principal geographic markets. In setting executive compensation for 2022, the Committee primarily considered data from the Radford Global Compensation Database, which included companies with annual revenues from $200 million to $1 billion, as well as comparable companies in the industries and geographies applicable to our executives. For each of the Company's executive officers, the data the Committee reviewed included comparative market percentiles for base salary, total annual cash compensation opportunity (or "on-target earnings"), and total direct compensation (on-target earnings plus equity incentives). The Committee determined that each of the compensation components of the named executive officers, other than Mr. Colony, were aligned with the comparative market data considering experience, role criticality, and performance and, accordingly, made its decisions regarding 2022 executive compensation with the goal of maintaining that status.

Since Mr. Colony owns such a substantial percentage of our common stock, the Committee generally does not deem the available market data on chief executive officer compensation as comparable and does not place substantial weight on that data when setting his executive compensation.

Elements of Compensation

Compensation for our named executive officers consists of the following principal components:

- base salary;
- short-term cash incentive compensation;
- long-term equity incentive compensation, principally in the form of RSUs;
- severance and change-of-control benefits; and
- other benefits available generally to all full-time employees.

We do not have an express policy for weighting different elements of compensation or for allocating between long-term and short-term compensation, but we do attempt to maintain compensation packages that will advance our overall compensation objectives. In reviewing and setting the compensation of each executive officer, we consider the individual's position with the Company and his or her ability to contribute to achievement of strategic and financial objectives.

In 2022, as illustrated below, base salaries for our named executive officers other than Mr. Colony represented an average of approximately 32.8% of total target compensation for these individuals, while the base salary for Mr. Colony represented 40.7% of his total target compensation. Because of Mr. Colony's significant ownership of our common stock, the Committee generally does not grant equity-based awards to him, resulting in a higher ratio of base salary to total target compensation than that of the other named executive officers.


CEO Pay Mix - Fiscal Year 2022 (Target)
40.7%
59.3%
Base Salary
Annual Cash Incentive


All Other NEOs Pay Mix-Fiscal Year 2022 (Target)
28.7%
32.8%
38.5%
Base Salary
RSUs
Annual Cash Incentive

Base Salary.   The Committee approves the base salaries of our named executive officers annually by evaluating the responsibilities of their position, the experience and performance of the individual, and as necessary or appropriate, survey and market data. The base salary of a named executive officer is also considered together with the other components of his or her compensation to ensure that both the executive's total cash compensation opportunity (or "on-target earnings") and the allocation between base salary and variable compensation for the executive are in line with our overall compensation philosophy and business strategy. Additionally, the Committee may adjust base salary more frequently than annually to address retention issues or to reflect promotions or other changes in the scope or breadth of an executive's role or responsibilities.

Our goal is to pay base salaries to our named executive officers that are competitive with the base salaries of companies that are similarly situated or with which we compete to attract and retain executives, while taking into account total on-target earnings, and remaining consistent with our overall compensation objectives with respect to variable compensation. In January 2022, in connection with her promotion to Chief Research Officer, the Committee increased Sharyn Leaver's base salary by 6.6%. In February 2022, taking into account the market data discussed above, the respective tenures, experience and performance of the named executive officers and our financial performance in 2021, the Committee decided to increase the base salaries of the other named executive officers then in office by an average of 10.8%, with such changes effective as of January 1, 2022.

Short-Term Cash Incentive Compensation.   A significant portion of each of our named executive officers' total annual cash compensation is dependent on our achievement of annual financial objectives set forth under our Executive Cash Incentive Plan. Payouts under the plan are made annually in arrears.

An individual named executive officer's annual bonus payout under the Executive Cash Incentive Plan is based on the following factors, which are discussed in more detail below:

- the named executive officer's target award;

- the Company's financial performance; and

- if applicable, the named executive officer's individual and/or team performance.

Effective January 1, 2022, in connection with her promotion to Chief Research Officer, the Committee set Ms. Leaver's target cash incentive bonus amount at $187,500, a 75.0% increase over her previous target award under the Forrester Employee Bonus Plan. Also effective January 1, 2022, as part of its executive compensation reviews, the Committee increased the target cash incentive bonus amounts for each of the other named executive officers then in office by an average of approximately 20.1%, taking into account the Company's financial performance in 2021, the market data discussed above, and the respective tenures, experience and performance of our named executive officers, and also increased Ms. Leaver's target cash incentive bonus amount by an additional 20.0%. After giving effect to these increases, and including the annualized target cash incentive bonus of $192,500 for Sarah Le Roy, our Chief People Officer, the average annual target cash incentive bonus amount for our named executive officers, other than Kelley Hippler, our former Chief Sales Officer, was approximately 72.1% of that person's base salary. As of January 1, 2022, Ms. Hippler's target cash incentive bonus amount under our Executive Cash Incentive Plan was $149,625, or 40.0% of her base salary, because as Chief Sales Officer, a significant portion of her target cash incentive amount was tied to sales commissions. Ms. Hippler's 2022 commission-based target cash incentive amount was set at $277,875, or 74.1% of her base salary.

For purposes of the Executive Cash Incentive Plan, the financial performance of our Company for 2022 was measured based on booked sales accounts of our CV products (referred to as "CV bookings") and modified operating income. Generally speaking, we define CV products as those services that our clients use over a year's time and that are renewable periodically, usually on an annual basis. Our CV products primarily consist of our subscription research products. Because CV products are our most profitable products and historically our contracts for CV products have renewed at high rates (as measured by our client retention and wallet retention metrics), the Company views the increase in CV as one of its key metrics. The Committee also selected CV bookings as one of the metrics because we believe that CV bookings provide an important measure of our current business activity and estimated future revenues.

We define modified operating income to mean the Company's operating income assuming cash incentive compensation payouts under the Executive Cash Incentive Plan and the Forrester Employee Bonus Plan at target levels and excluding amortization of acquisition-related intangible assets, reorganization costs, costs associated with acquisition activities, stock-based compensation and net gains or losses from investments. The Committee selected modified operating income as the other key metric because we believe modified operating income provides a comprehensive measure of our financial performance that takes into account the importance of both revenue growth and expense management. In addition, by linking payouts under the plan to the Company's profitability, we provide our employees with the opportunity to share in our profits while assuring that payouts are only made if we achieve a satisfactory, pre-approved level of profitability, taking into account the nature of our business, planned investments to support growth of the business, and the economic environment.

The Committee may adjust the CV bookings and modified operating income metrics, as it deems appropriate, to include or exclude particular non-recurring items to avoid unanticipated results and to promote, and provide appropriate incentives for, actions and decisions that are in the best interests of the Company and its stockholders.

The Executive Cash Incentive Plan was structured as follows in 2022, similar in structure to that in 2021:

- A matrix for 2022 containing CV bookings on the x axis and modified operating income on the y axis was approved by the Committee under the plan based on the Company's 2022 operating plan approved by the Board of Directors. Minimum CV bookings and modified operating income levels were set taking into account the Company's recent levels of CV bookings and modified operating income and planned investments to support growth of the business. Failure of our Company to meet either of these minimum levels would result in each executive officer being ineligible to receive any bonus payout. The minimum, target and maximum levels of CV bookings and modified operating income under the Executive Cash Incentive Plan approved by the Committee were as follows (all dollars in thousands):

	CV Bookings	Modified Operating Income
Minimum	$ 348,218	$ 55,732
Target	$ 386,909	$ 69,665
Maximum	$ 425,600	$ 83,598

- If the Company's target CV bookings and modified operating income were both exactly achieved, the Executive Cash Incentive Plan allowed for the payment of 95% of a named executive officer's target award.

- If both CV bookings and modified operating income were above the minimum thresholds but neither exceeded the target, the bonus payout would be between 0% and 75% of the target award.

- If both CV bookings and modified operating income were above the minimum thresholds but only modified operating income exceeded the target, the bonus payout would be between 65% and 100% of the target award.

- If both CV bookings and modified operating income were above the minimum thresholds but only CV bookings exceeded the target, the bonus payout would be between 40% and 125% of the target award.

- If both of the applicable target CV bookings and modified operating income were exceeded, the plan allowed for the payment of up to 195% of a named executive officer's target award.

The Company's actual CV bookings and modified operating income for 2022 were $349.7 million and $69.3 million, respectively, resulting in 55% of each eligible named executive officer's target award being payable. This illustrates the pay for performance structure of the compensation awarded to our named executive officers, as our 2022 CV bookings were only slightly higher than the minimum threshold while modified operating income was only slightly below our target level. The total cash incentive plan compensation paid to Ms. Hippler for 2022 also included commissions of $132,584, or 47.7% of her targeted commissions for 2022, as set forth in the Summary Compensation Table under the heading "Non-Equity Incentive Plan Compensation".

In 2022, the Committee determined to offer the named executive officers two additional potential bonuses. The first bonus would be payable if the Company were to achieve CV bookings of at least $399.1 million in 2022, and the second bonus would be payable if the Company were to have at least 3,200 client companies as of December 31, 2022. The amount of the potential CV-related bonus was $90,000 for Mr. Colony and $52,500 for each of the other named executive officers, and the amount of the potential client-related bonus was $80,000 for Mr. Colony and $22,500 for each of the other named executive officers. The Company's actual CV bookings for 2022 were $349.7 million and the Company had 2,778 client companies as of December 31, 2022, resulting in none of the named executive officers receiving these additional bonuses. The Committee also determined to offer Mr. Colony a further additional bonus of $30,000 based on the Company's stock price being at least $70 per share at the close of business on December 30, 2022. The Company's stock price at such time was $35.76, resulting in Mr. Colony not receiving this additional bonus.

Pursuant to our employment offer letter dated March 18, 2022 with Ms. Le Roy that was approved by the Committee, Ms. Le Roy received an additional sign-on bonus of $100,000.

Long-term Equity Incentive Compensation. Since 2016, our equity awards to executive officers have consisted of RSUs granted under our equity incentive plan, with the number of RSUs awarded to be calculated with reference to a specific compensation value divided by the share price of our common stock on the award date.

All stock-based compensation awards granted to our executive officers are granted by the Committee. We believe that stock-based awards help to motivate and retain executives and also align management's incentives with long-term stock price appreciation. In general, we believe that time-based equity-based awards serve to encourage retention while further aligning the interests of executives and stockholders, as the awards have value only if the recipient continues to provide service to the Company through the vesting date, and, while the RSUs have immediate compensatory value to recipient upon vesting, increases in our share price provide significant additional compensatory value to the recipient, and decreases in the share price reduce the original compensation value of the award. Neither the Company nor our board of directors, including the Committee, has any plan, program or practice of timing equity incentive awards in coordination with the release or withholding of material non-public information.

In determining the size and nature of stock-based awards for 2022, the Committee considered the aggregate number of stock-based awards outstanding relative to the Company's total shares outstanding, the average aggregate size of stock-based awards made to executive officers of companies that are similarly situated or with which we compete to attract and retain executives, and the individuals that they believed were most likely to contribute to or influence a return to the Company's historical growth levels and improvement in the Company's operating margin. On February 7, 2022, the Committee reviewed and approved the grant of time-based RSUs to each of L. Christian Finn, our Chief Financial Officer, Ms. Hippler, Carrie Johnson, our Chief Product Officer, and Ms. Leaver, effective March 1, 2022, as part of a grant of equity-based compensation to key employees across the Company. Mr. Finn was granted 9,934 RSUs, Ms. Hippler was granted 10,927 RSUs, Ms. Johnson was granted 8,940 RSUs, and Ms. Leaver was granted 6,457 RSUs. The Committee determined that the RSUs would vest 25% annually over four years.

On May 2, 2022, pursuant to her previously-referenced employment offer letter, Ms. Le Roy received an award of 9,071 RSUs that would vest 25% annually over four years.

Given Mr. Colony's significant ownership of our common stock, the Committee did not grant stock options or RSUs to Mr. Colony in 2022.

Severance and Change in Control Agreements. Effective May 15, 2014, we adopted the Forrester Research, Inc. Executive Severance Plan (the "Severance Plan"), applicable to all of our executive officers, including the named executive officers. Similar to plans maintained by many other companies, our Severance Plan provides for payments and benefits to our executive officers upon a qualifying termination of employment, including in connection with a change in control. Further detail on the Severance Plan is contained below under the heading "Severance and Change-of-Control Benefits." We believe that the Severance Plan functions as a retention tool for our executive officers to remain with the Company and enable the executive officers to focus on the continuing business operations and, as applicable, the success of a potential business combination that the Board of Directors has determined to be in the best interests of the stockholders. We believe this results in stability and continuity of operations.

Other Benefits

As employees of our Company, our executive officers are eligible to participate in all Company-sponsored benefit programs on the same basis as other full-time employees, including health and dental insurance and life and disability insurance. In addition, our executive officers are eligible to receive the same employer match under our 401(k) plan as is applicable for all participating employees and to participate in our employee stock purchase plan, pursuant to which participants may elect to purchase shares of our stock on a semi-annual basis at a 15% discount based on the lower of the price of our stock at the beginning and end of each period. We do not offer any supplemental executive health and welfare or retirement programs, or provide any other supplemental benefits or perquisites, to our executives.

Stock Retention Guidelines

Our Corporate Governance Guidelines include stock retention guidelines to further align the interests of our directors and executive officers with those of our stockholders. Members of our executive team and Board of Directors are subject to these stock retention guidelines for so long as they remain an executive officer, or serve as a director, of the Company.

The guidelines require directors of the Company to acquire and hold during their service as a Forrester Board member shares of Forrester's common stock ("Common Stock") equal in value to at least two times their total annual compensation from Forrester (including cash retainer and grant date value of equity grants) as in effect on April 23, 2019 (or, if later, the date of commencement of Board service or such other date as the Committee shall designate). Directors have five years from April 23, 2019 (or, if later, the date of commencement of Board service) to meet the target stock ownership guideline.

Executive officers of the Company are required to acquire and hold during their service as a Forrester executive team member shares of Common Stock equal in value to at least one times their total annual on-target earnings (defined as base salary plus total annual cash compensation opportunity) as in effect on April 23, 2019 (or, if later, the date of commencement of executive team service or such other date as the Committee shall designate). In April of 2022, the Committee determined that the retention targets for all executive officers and directors would be adjusted, effective immediately, using the average closing stock price of the Company during March 2022 and the on-target earnings (for executive officers) and total compensation (for directors) as of April 1, 2022 for purposes of calculating such targets. Executive officers with fewer than two years tenure on the executive team as of April 23, 2019 or that become executive officers thereafter have five years from April 23, 2019 (or, if later, the date of commencement of executive team service) to meet the target stock ownership guideline, and officers with two or more years tenure on the executive team as of April 23, 2019 have three years from such date to meet the target stock ownership guideline.

Until such time as a director or officer reaches his or her share ownership guideline, the director or officer may sell shares of Common Stock only to the extent that, subsequent to such sale, such director or officer continues to hold more shares than he or she held as of December 31 of the preceding year. In addition, if a director or officer has not reached his or her share ownership guideline within the required accumulation period, he or she will be required to retain 100% of the net shares of Forrester common stock delivered to him or her upon the exercise or vesting of stock awards held by him or her until such guideline is reached. Net shares are the number of shares remaining after shares are sold or netted to pay the exercise price of stock options and withholding taxes. For directors, the applicable withholding taxes will be presumed to be the minimum withholding tax applicable to an employee. All directors and executive officers are expected to continuously own sufficient shares to meet the guideline once it has been reached. Unexercised stock options and unvested restricted stock units will not count toward meeting the stock ownership guidelines.

These guidelines may be waived, at the discretion of the Committee, if compliance with the guidelines would create severe hardship or prevent an executive officer or director from complying with a court order. The Committee will reassess these guidelines on an annual basis, taking into account factors such as compensation and stock price changes. Our directors and executive officers have complied in full with these guidelines since their initial adoption.

Impact of Tax and Accounting on Compensation Decisions

As a result of federal tax legislation enacted in December 2017, compensation paid to certain of our executive officers in excess of $1 million per person per year will not be deductible unless it qualifies for transition relief applicable to certain compensation arrangements in place as of November 2, 2017 and not later materially modified.

The Committee believes that the interests of our stockholders are best served if the Committee continues to retain flexibility and discretion to approve and amend compensation plans, agreements and arrangements to support our corporate objectives, even if a plan, agreement or arrangement does not qualify for full or partial tax deductibility and even if an amendment results in a loss or limitation of tax deductibility. Despite the changes as a result of the 2017 tax legislation, the Committee currently expects (consistent with its executive compensation philosophy) to structure executive compensation programs such that a significant portion of executive compensation is linked to our performance.

The Committee also takes into consideration the accounting treatment of the different forms of awards it may grant to executive officers.

Compensation Committee Report

The Compensation and Nominating Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis included in this proxy statement with management and, based on this review and discussion, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation and Nominating Committee

Robert M. Galford, Chair
David Boyce
Gretchen G. Teichgraeber

The information contained in the report above shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in any such filing.

SUMMARY COMPENSATION TABLE

The following table shows the compensation earned by our Chief Executive Officer, our Chief Financial Officer, each of our three other most highly compensated executive officers as of December 31, 2022, and one of our other highly compensated executive officers who resigned in September 2022. We refer to these officers as the "named executive officers."

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total ($)
George F. Colony	2022	597,896	—	—	371,250	23,484	992,630
Chairman of the Board and	2021	461,923	150,000	—	922,500	17,845	1,552,268
Chief Executive Officer	2020	425,000	237,500	—	—	19,343	681,843
L. Christian Finn	2022	420,083	—	499,978	145,736	11,320	1,077,117
Chief Financial Officer	2021	110,385	200,000	999,986	229,503	446	1,540,319
Carrie Johnson	2022	428,750	—	449,950	175,313	11,766	1,065,779
Chief Product Officer	2021	387,385	50,000	399,979	445,500	9,780	1,292,644
	2020	371,354	120,000	349,967	—	12,056	853,377
Sharyn Leaver	2022	374,556	—	324,981	123,750	10,400	833,687
Chief Research Officer							
Sarah Le Roy(4)	2022	248,235	100,000	499,994	71,172	1,378	920,779
Chief People Officer							
Kelley Hippler(5)	2022	304,908	—	549,956	132,584	6,722	994,170
Chief Sales Officer	2021	349,566	50,000	499,997	545,854	10,356	1,455,773
	2020	340,112	56,000	399,993	179,935	12,588	988,628

---

(1) Amounts for 2020 represent discretionary bonuses approved by the Committee. Amounts for 2021 represent: additional performance-based bonuses approved by the Committee of $150,000 for Mr. Colony and $50,000 for each of Mr. Finn, Ms. Hippler and Ms. Johnson; and a sign-on bonus of $150,000 for Mr. Finn. Amount for 2022 represents a sign-on bonus for Ms. Le Roy.

(2) These amounts represent the aggregate grant date fair value of restricted stock unit awards. The grant date fair value of restricted stock units is based upon the closing price of the Company's common stock on the date of grant, as adjusted to reflect the absence of dividend credits prior to vesting of the restricted stock units, if any. The amounts set forth may be more or less than the value ultimately realized by the named executive officer based upon, among other things, the value of the Company's common stock at the time of vesting of the restricted stock units and whether the restricted stock units actually vest.

(3) 2022 amounts include the following amounts of Company matching contributions under our 401(k) plan: Mr. Colony, $9,150; Mr. Finn, $9,150; Ms. Johnson, $9,150; Ms. Leaver, $9,150; Ms. Le Roy, $155; and Ms. Hippler, $6,722. Other amounts consist of group term life insurance premiums and miscellaneous other items.

(4) Ms. Le Roy became our Chief People Officer on April 29, 2022.

(5) As disclosed in the Company's Form 8-K filed September 6, 2022, Ms. Hippler resigned as an executive officer of the Company, effective September 30, 2022. Because of her total compensation received during 2022, Ms. Hippler is listed as a named executive officer of the Company in the above table, but she was no longer an executive officer of the Company at December 31, 2022.

GRANTS OF PLAN-BASED AWARDS FOR 2022

The following table sets forth information with respect to plan-based awards granted to named executive officers in 2022.

Name	Grant Date	Committee Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)(2)(3)(4)			All Other Stock Awards: Number of Shares of Stock (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(5)
			Threshold ($)	Target ($)	Maximum ($)				
George F. Colony	—	—	270,000	675,000	1,316,250	—	—	—	—
	—	—	N/A	90,000	90,000	—	—	—	—
	—	—	N/A	80,000	60,000	—	—	—	—
	—	—	N/A	30,000	30,000	—	—	—	—
L. Christian Finn	—	—	106,000	265,000	516,750	—	—	—	—
	—	—	N/A	52,500	52,500	—	—	—	—
	—	—	N/A	22,500	22,500	—	—	—	—
	03/01/22	02/07/22	—	—	—	9,934	—	—	499,978
Carrie Johnson	—	—	127,500	318,750	621,563	—	—	—	—
	—	—	N/A	52,500	52,500	—	—	—	—
	—	—	N/A	22,500	22,500	—	—	—	—
	03/01/22	02/07/22	—	—	—	8,940	—	—	449,950
Sharyn Leaver	—	—	90,000	225,000	438,750	—	—	—	—
	—	—	N/A	52,500	52,500	—	—	—	—
	—	—	N/A	22,500	22,500	—	—	—	—
	03/01/22	02/07/22	—	—	—	6,457	—	—	324,981
Sarah Le Roy	—	—	52,107	130,267	254,021	—	—	—	—
	—	—	N/A	52,500	52,500	—	—	—	—
	—	—	N/A	22,500	22,500	—	—	—	—
	05/02/22	03/09/22	—	—	—	9,071	—	—	499,994
Kelley Hippler	—	—	59,850	427,500	N/A	—	—	—	—
	—	—	N/A	52,500	52,500	—	—	—	—
	—	—	N/A	22,500	22,500	—	—	—	—
	08/02/21	07/21/21	—	—	—	11,018	—	—	549,956

(1) Except with respect to Ms. Hippler, consists of: awards under our Executive Cash Incentive Plan, a non-equity incentive plan, with payouts thereunder made annually in arrears; two additional potential annual bonuses conditioned upon attainment of targeted levels of CV bookings and client count, respectively; and, with respect to Mr. Colony, an additional potential annual bonus conditioned upon the attainment of a targeted stock price. Our Executive Cash Incentive Plan and the additional bonuses are described in detail, including calculation of threshold, target and maximum awards under the plan, in the Compensation Discussion and Analysis above. Actual amounts awarded are set forth in the Summary Compensation Table above.

(2) Mr. Colony's "Target" amounts include the target amount he was eligible to receive under our Executive Cash Incentive Plan of $675,000 and three targeted additional bonuses of $90,000, $80,000 and $30,000.

(3) The "Target" amounts for Mr. Finn, Ms. Johnson, Ms. Leaver and Ms. Le Roy include the target amounts they were eligible to receive under our Executive Cash Incentive Plan of $265,000, $318,750, $225,000 and $130,267, respectively, and targeted additional bonuses of $52,500 and $22,500 for each officer.

(4) Ms. Hippler's "Target" amounts include the target amount she was eligible to receive under our Executive Cash Incentive Plan of $149,625, target sales commissions of $277,875, and targeted additional bonuses of $52,500 and $22,500. There is no cap on Ms. Hippler's "Maximum" amount because there is no cap on possible commission payments.

(5) The grant date fair value of restricted stock units is based upon the closing price of the Company's common stock on the date of grant.

OUTSTANDING EQUITY AWARDS AT 2022 FISCAL YEAR-END

The following table sets forth information for the named executive officers regarding outstanding option awards and stock awards held as of December 31, 2022.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
George F. Colony	—	—	—	—	—	—
L. Christian Finn	—	—	—	—	15,120(2)	540,691
	—	—	—	—	9,934(3)	355,240
Carrie Johnson	—	—	—	—	2,211(4)	79,065
	—	—	—	—	4,862(5)	173,865
	—	—	—	—	6,610(6)	236,374
	—	—	—	—	8,940(3)	319,694
Sharyn Leaver	—	—	—	—	589(4)	21,063
	—	—	—	—	1,388(5)	49,635
	—	—	—	—	2,478(6)	88,613
	—	—	—	—	6,457(3)	230,902
Sarah Le Roy	—	—	—	—	9,071(7)	324,379
Kelley Hippler	—	—	—	—	—	—

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(1) The market value was calculated based on $35.76, the closing price per share of our common stock on December 30, 2022.
(2) Consists of time-based restricted stock units that vest as to one third of the shares subject to the award on each of October 1, 2023, October 1, 2024 and October 1, 2025.
(3) Consists of time-based restricted stock units that vest as to 25% of the shares subject to the award on each of March 1, 2023, March 1, 2024, March 1, 2025, and March 1, 2026.
(4) Consists of time-based restricted stock units that vest on August 1, 2023.
(5) Consists of time-based restricted stock units that vest as to 50% of the shares subject to the award on each of August 1, 2023 and August 1, 2024.
(6) Consists of time-based restricted stock units that vest as to one third of the shares subject to the award on each of August 1, 2023, August 1, 2024 and August 1, 2025.
(7) Consists of time-based restricted stock units that vest as to 25% of the shares subject to the award on each of May 1, 2023, May 1, 2024, May 1, 2025, and May 1, 2026.

OPTION EXERCISES AND STOCK VESTED TABLE FOR 2022

The following table sets forth information for the named executive officers regarding the value realized during 2022 by the executives pursuant to option exercises and the vesting of RSUs.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
George F. Colony	—	—	—	—
L. Christian Finn	—	—	5,041	181,526
Carrie Johnson	—	—	8,194	385,547
Sharyn Leaver	—	—	2,475	117,637
Sarah Le Roy	—	—	—	—
Kelley Hippler	8,750	77,343	10,478	498,019

Pension Benefits

We have no defined benefit pension plans or long-term incentive plans applicable to the named executive officers.

Nonqualified Deferred Compensation

We have no nonqualified defined contribution or deferred compensation plans.

Severance and Change-of-Control Benefits

Effective May 15, 2014, our Board of Directors adopted and approved the Forrester Research, Inc. Executive Severance Plan (the "Severance Plan"), which is applicable to all of the Company's executive officers, including the named executive officers. The Severance Plan provides for the payment of severance and other benefits to each executive officer in the event of a termination of employment with the Company without cause and also, in the case of a change in control, by an executive officer for good reason, each as defined in the Severance Plan (each, a "Qualifying Termination"). In the event of a Qualifying Termination and subject to the executive's execution of a general release of claims against the Company, in addition to any accrued obligations such as unpaid base salary, vacation and earned bonuses, the Severance Plan provides for the following severance payments and benefits:

- In the event of a Qualifying Termination other than following a change in control:

  - continued payment of the executive officer's base salary in installments for one year, or in the case of Mr. Colony (or any successor CEO), for 18 months, after the Qualifying Termination;

  - payment in a lump sum of an amount equal to the lesser of the executive officer's (x) annual target bonus and, if applicable, sales commissions, as in effect on the date of the Qualifying Termination, or (y) the average of the actual bonus and, if applicable, sales commissions, earned by the executive officer under the applicable plans for the two fiscal years preceding the year of the Qualifying Termination (or for such shorter period that the executive officer was employed by the Company); or in the case of the chief executive officer, payment in a lump sum of an amount equal to one and one-half times the lesser of the chief executive officer's (x) annual target bonus and, if applicable, sales commissions, as in effect on the date of the Qualifying Termination, or (y) the average of the actual bonus and, if applicable, sales commissions earned by the chief executive officer under the applicable plans for the two fiscal years preceding the year of the Qualifying Termination;

  - payment in cash during the 12-month period following a Qualifying Termination for executive officers other than the chief executive officer, and during the 18-month period following a Qualifying Termination for the chief executive officer, of an amount equal to the Company's portion of the cost for medical and dental coverage under applicable Company plans; and

  - 6 months of outplacement assistance, subject to extension for an additional 6 months upon request of the executive officer and at the discretion of the Company.

- In the event of a Qualifying Termination during the 18-month period following a change in control (as defined in the Severance Plan):

  - payment in a lump sum of the executive officer's annual base salary, or in the case of the chief executive officer, two times annual base salary;

- payment in a lump sum of an amount equal to the excess, if any, of (x) the executive officer's annual target bonus amount and/or annual target sales commission amount pro-rated as of the Qualifying Termination, over (y) the amount paid or payable for the actual bonus and/or sales commissions earned through the Qualifying Termination;

- payment of the higher of the executive officer's (x) target annual incentive opportunity, including target bonus opportunity and, if applicable, target sales commissions, or (y) the average of the actual bonus and, if applicable, sales commissions, earned by the executive under the applicable plans for the two fiscal years preceding the year of the Qualifying Termination (or such shorter period that the executive officer was employed by the Company); or in the case of the chief executive officer, the higher of two times his or her (x) target annual incentive opportunity, including target bonus opportunity and, if applicable, target sales commissions, or (y) the average of the actual bonus and, if applicable, sales commissions, earned by the chief executive officer under applicable plans for the two fiscal years preceding the year of the Qualifying Termination;

- payment in cash in a lump sum of an amount equal to 12 months for executive officers other than the chief executive officer, and 24 months for the chief executive officer, of the Company's portion of the cost for medical and dental coverage under applicable Company plans;

- 12 months of outplacement assistance; and

- without limiting an executive officer's rights under any equity plans or agreements, accelerated vesting of, or cancellation and payment of merger consideration for (net of exercise price, if any), all unvested equity and equity-based awards, with performance-based awards, if any, vesting at target level of performance.

The Severance Plan shall also reimburse each executive officer whose termination of employment results from a change of control all reasonable legal fees and expenses incurred to obtain or enforce rights or benefits under the Severance Plan if the executive officer prevails in substantial part on the material issues of the proceeding.

The Severance Plan does not provide for a gross-up payment to any of the executive officers to offset any excise taxes that may be imposed on excess parachute payments under Section 4999 ("Excise Tax") of the Internal Revenue Code of 1986, as amended. Instead, the Severance Plan provides that in the event that the severance payments and benefits described above, and any other parachute payments, would, if paid, be subject to the Excise Tax, then the severance payments and benefits under the Severance Plan will be reduced to the extent necessary so that no portion of the payments or benefits under the Severance Plan are subject to the Excise Tax, provided that there shall be no such reduction if the net amount of the payments received by the executive officer after giving effect to all applicable taxes is greater than the net amount of the payments received by the executive officer after giving effect to the reduction.

We have not entered into agreements providing for severance benefits with any of the other named executive officers. Each of our named executive officers other than Mr. Colony has entered into stock option and restricted stock unit grant agreements that provide for full acceleration of vesting upon a change of control of the Company, unless there is an assumption, substitution or cash-out of the options or restricted stock units in connection with the change of control.

The following table provides the details of payments that would have been paid to, or value that would have been received by, the named executive officers in connection with either a change of control, a termination of employment without cause or for good reason in connection with a change of control, or a termination of employment without cause in the absence of a change of control, in each case effective as of December 31, 2022.

Name	Event (1)	Salary Continuation ($)	Annual Incentive Compensation ($)	Payment in Lieu of Medical and Dental ($)	Outplacement Assistance ($)(2)	Value of Accelerated Unvested Equity ($)(3)	Total ($)
George F. Colony	Change in Control	—	—	—	—	—	—
	Termination Upon Change in Control	1,200,000	2,253,750	30,375	20,000	—	3,504,125
	Not for Cause Termination	900,000	982,500	22,781	10,000	—	1,915,281
L. Christian Finn	Change in Control	—	—	—	—	895,931	895,931
	Termination Upon Change in Control	420,000	534,264	24,474	20,000	895,931	1,894,669
	Not for Cause Termination	420,000	279,503	24,474	10,000	—	733,977
Carrie Johnson	Change in Control	—	—	—	—	808,998	808,998
	Termination Upon Change in Control	425,000	612,287	22,567	20,000	808,998	1,888,852
	Not for Cause Termination	425,000	307,750	22,567	10,000	—	765,317
Sharyn Leaver	Change in Control	—	—	—	—	390,213	390,213
	Termination Upon Change in Control	375,000	476,250	24,474	20,000	390,213	1,285,937
	Not for Cause Termination	375,000	123,750	24,474	10,000	—	533,224
Sarah Le Roy	Change in Control	—	—	—	—	324,379	324,379
	Termination Upon Change in Control	385,000	400,731	24,327	20,000	324,379	1,154,437
	Not for Cause Termination	385,000	71,172	24,327	10,000	—	490,499
Kelley Hippler(4)	Change in Control	—	—	—	—	—	—
	Termination Upon Change in Control	—	—	—	—	—	—
	Not for Cause Termination	—	—	—	—	—	—

(1) None of the named executive officers has an agreement to receive any salary continuation, variable cash compensation, benefits continuation, acceleration of equity or gross-up in the event such named executive officer dies, becomes disabled, voluntarily terminates his or her employment with Forrester without "Good Reason" or if that named executive officer is terminated by Forrester for cause.

(2) Estimated cost of 12 months of outplacement service in the event of a change in control and 6 months of outplacement service in the event of termination without a change in control.

(3) Calculated using $35.76, the closing price per share of our common stock on December 30, 2022. In the case of unvested options, calculated using the difference between $35.76 and the exercise price of the applicable option, multiplied by the number of unvested shares. In the case of unvested restricted stock units (RSUs), calculated using $35.76 multiplied by the number of shares underlying such unvested RSU.

(4) Ms. Hippler was no longer serving as an executive officer as of December 31, 2022, and was thus no longer eligible for any payments under the Severance Plan described above.

Director Compensation

DIRECTOR COMPENSATION TABLE FOR 2022

The following table shows the compensation that we paid during the year ended December 31, 2022 to each of our directors, other than Mr. Colony, who was not paid additional compensation for his service as a director and whose compensation is reflected in "Executive Compensation" above.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)(3)	Total ($)
Jean M. Birch	43,000	119,981	162,981
Dave Boyce	35,000	119,981	154,981
Neil Bradford	35,000	119,981	154,981
Tony Friscia	35,000	119,981	154,981
Robert M. Galford	50,000	119,981	169,981
Warren Romine	33,750	149,975	183,725
Gretchen G. Teichgraeber	35,000	119,981	154,981
Yvonne Wassenaar	35,000	119,981	154,981

(1) The amounts in this column reflect the aggregate grant date fair value of restricted stock unit awards for 2022. The grant date fair value of restricted stock units is based upon the closing price of the Company's common stock on the date of grant. The amounts set forth may be more or less than the value ultimately realized by the named director based upon, among other things, the value of the Company's Common Stock at the time of vesting of the restricted stock units and whether such restricted stock units actually vest.

(2) On April 1, 2022, Mr. Romine received 523 restricted stock units. On June 1, 2022, each of the directors, other than Mr. Colony, received 2,306 restricted stock units.

(3) At December 31, 2022, the non-employee directors held options to purchase, and restricted stock units for, the number of shares listed next to their names below:

Name	Number of Shares Options	RSUs
Jean M. Birch	—	1,154
Dave Boyce	—	1,154
Neil Bradford	—	1,154
Tony Friscia	—	1,154
Robert M. Galford	—	1,154
Warren Romine	—	1,154
Gretchen G. Teichgraeber	—	1,154
Yvonne Wassenaar	—	1,154

Our non-employee directors receive an annual retainer of $30,000 and members of each Board committee receive an additional annual retainer of $5,000 for each committee on which they serve, with the Chairman of the Audit Committee receiving an additional $8,000 per year and the Chairman of the Compensation and Nominating Committee receiving an additional $5,000 per year. Our lead independent director receives an additional $10,000 annual retainer. Each of these annual fees is payable quarterly in arrears. Members of our Board of Directors are reimbursed for their expenses incurred in connection with attending any meeting.

The Compensation and Nominating Committee of the Board of Directors has the authority under the Forrester Research, Inc. Amended and Restated Equity Incentive Plan ("Equity Incentive Plan") to grant stock options and RSUs to non-employee directors in such amounts and on such terms as it shall determine at the time of grant. On April 1, 2022, in connection with his election to the Board of Directors, Mr. Romine received 523 restricted stock units, which equals the number of whole shares calculated by dividing $30,000 by $57.35, the closing price of the Company's common stock on the date of award. These RSUs vested fully on June 1, 2022. On June 1, 2022, our eight non-employee directors at that time each received 2,306 restricted stock units, which equals the number of whole shares calculated by dividing $120,000 by $52.03, the closing price of the Company's common stock on the date of award. These RSUs vest in four equal quarterly installments over a one-year period. RSUs granted under the Equity Incentive Plan become vested in full upon a change of control of the Company, unless there is an assumption, substitution or cash-out of such RSUs in connection with the change of control.

CEO PAY RATIO

Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 requires most companies with publicly traded stock in the United States to identify the median annual total compensation of their worldwide employee population (other than the chief executive officer) and to compare that amount with the annual total compensation of their chief executive officer. The pay ratio information included below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

We identified our median employee using our total employee population as of October 1, 2021 by applying a consistently applied compensation measure across our global employee population. For our consistently applied compensation measure, we used cash compensation (base salary plus bonuses and commissions) paid in the nine months ending September 30, 2021. We used cash compensation as our consistently applied compensation measure as we believe that this measure provides a reasonably accurate depiction of total earnings for the purpose of identifying our median employee. We do not believe that there have been any changes to our employee population or employee compensation arrangements that would result in a significant change in our pay ratio disclosure and so have elected to use the same median employee for our 2022 disclosure, as permitted by Item 402(u) of Regulation S-K. We then calculated the median employee's total annual compensation in accordance with the requirements of the Summary Compensation Table. Earnings of our employees outside the U.S. were converted to U.S. dollars using the currency exchange rates used for organizational planning purposes, which consider historical and forecasted rates as well as other factors. We did not use any other material estimates, assumptions, adjustments or statistical sampling to determine the worldwide median employee.

Our median employee's total 2022 compensation (other than the CEO) was $110,642. Our Chief Executive Officer's total 2022 compensation was $992,630, as reported in the Summary Compensation Table. Accordingly, our 2022 CEO to Median Employee Pay Ratio was 9.0 to 1.

Please keep in mind that under the SEC's rules and guidance, there are numerous ways to determine the compensation of a company's median employee, including the employee population sampled, the elements of pay and benefits used, any assumptions made and the use of statistical sampling. In addition, no two companies have identical employee populations or compensation programs, and pay, benefits and retirement plans differ by country even within the same company. As such, our pay ratio may not be comparable to the pay ratio reported by other companies.

PAY VERSUS PERFORMANCE

As described in greater detail in "Executive Compensation – Compensation Discussion and Analysis," our executive compensation program reflects a variable pay-for-performance philosophy. The following table and related disclosures provide further "pay versus performance" disclosure with respect to our chief executive officer, also referred to as our principal executive officer (PEO), and our other named executive officers (NEOs), as contemplated by Item 402(v) of Regulation S-K.

Year	Summary Compensation Table Total to PEO[1]	Compensation Actually Paid to PEO[2]	Average Summary Compensation Table Total For Non-PEO NEOs[3]	Average Compensation Actually Paid to Non-PEO NEOs[4]	Value of Initial Fixed $100 Investment Based On:		Net Income (millions)[7]	Year-Over-Year CV Bookings Growth[8]
					Company TSR[5]	Peer Group TSR[6]		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2022	$ 992,630	$ 992,630	$ 978,306	$ 449,918	$ 86	$ 126	$ 21.8	0.8%
2021	$ 1,552,268	$ 1,552,268	$ 1,134,598	$ 1,324,876	$ 141	$ 162	$ 24.8	16.0%
2020	$ 681,843	$ 681,843	$ 860,550	$ 873,033	$ 100	$ 128	$ 10.0	-3.5%

(1) The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Colony (our Chief Executive Officer or PEO) for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation – Summary Compensation Table."

(2) The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Colony, as computed in accordance with Item 402(v) of Regulation S-K. Because Mr. Colony did not receive or hold any equity awards during the years reflected in the table and we do not maintain a pension in which Mr. Colony participates, no additions or deductions from Summary Compensation Table (SCT) total compensation for our PEO are needed to determine the amount of "compensation actually paid" in accordance with Item 402(v) of Regulation S-K.

(3) The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding Mr. Colony, who has served as our CEO in each of the covered years) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding Mr. Colony) included for purposes of calculating the average amounts in each applicable year are as follow: (i) for 2022, L. Christian Finn, Kelley Hippler, Carrie Johnson, Sharyn Leaver, and Sarah Le Roy; (ii) for 2021, Scott Chouinard, Ryan Darrah, Michael Doyle, L. Christian Finn, Kelley Hippler, and Carrie Johnson; and (iii) for 2020, Michael Doyle, Kelley Hippler, Carrie Johnson, and Steve Peltzman.

(4) The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" (CAP) to the NEOs as a group (excluding Mr. Colony), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the average amount of compensation earned by or paid to the NEOs as a group (excluding Mr. Colony) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to the average compensation for the NEOs as a group (excluding Mr. Colony) for each year to determine the compensation actually paid:

Average Non-PEO NEOs SCT Total to CAP Reconciliation:

Year	Salary	Bonus and Non-Equity Incentive Compensation	Other Compensation	SCT Total	Reported Value of Equity Awards	Equity Award Adjustments	CAP
			(i)		(ii)	(iii)	
2022	$ 355,306	$ 149,711	$ 8,317	$ 978,306	$ (464,972)	$ (63,417)	$ 449,918
2021	$ 290,528	$ 376,641	$ 104,942	$ 1,134,598	$ (362,487)	$ 552,765	$ 1,324,876
2020	$ 369,916	$ 141,109	$ 12,038	$ 860,550	$ (337,488)	$ 349,971	$ 873,033

(i) Reflects "all other compensation" reported in the SCT for each year shown.

(ii) Represents the grant date fair value of equity-based awards granted each year as reported in the "Stock Awards" column in the Summary Compensation Table for the applicable year. Because we do not maintain a pension in which any NEO participates, no adjustments from the SCT total related to pension value are needed to calculate "compensation actually paid" in accordance with Item 402(v) of Regulation S-K.

(iii) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Average Non-PEO NEOs Equity Award Adjustments:

	2020 Average	2021 Average	2022 Average
Plus: Fair Value for Stock Awards Granted in the Covered Year that are Unvested at End of Year	$ 392,907	$ 450,772	$ 257,486
Change in Fair Value of Outstanding Unvested Stock Awards from Prior Year	$ 2,451	$ 121,557	$ (152,787)
Change in Fair Value of Stock Awards from Prior Years that Vested in the Covered Year	$ (45,387)	$ 27,727	$ (71,058)
Less: Fair Value of Stock Awards Forfeited during the Covered Year	-	$ (47,291)	$ (97,057)
Total Adjustment	$ 349,971	$ 552,765	$ (63,417)

(5)   Company TSR is calculated to show the cumulative stockholder return on our common stock during the covered period. We did not pay any dividends in the covered years.

(6)   Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the following published industry index: S&P Small Cap 600 Information Technology.

(7)   The dollar amounts reported represent the amount of net income reflected in our audited financial statements for the applicable year.

(8)   Year-over-year CV bookings growth is the percentage increase in bookings of our CV products with respect to a given covered year compared to the prior covered year.

Financial Performance Measures

As described in greater detail in "Executive Compensation – Compensation Discussion and Analysis," our executive compensation program reflects a variable pay-for-performance philosophy. The most important financial performance measures we used to link executive compensation actually paid to our NEOs, for the most recently completed fiscal year, to our performance are as follows:

- CV Bookings
- Modified Operating Income
- Year-Over-Year CV Bookings Growth

Analysis of the Information Presented in the Pay versus Performance Table

While we utilize several performance measures to align executive compensation with our performance, all of these measures are not presented in the above Pay versus Performance Table. Moreover, we generally seek to incentivize long-term performance, and therefore do not specifically align our performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the Pay versus Performance Table.

CAP versus TSR

As shown in the chart below, the PEO and other NEOs' CAP amounts are aligned with the Company's TSR. This is due primarily to the Company's use of equity incentives, which are tied directly to stock price in addition to the company's financial performance.



CAP versus Net Income

As shown in the chart below, while the variations in the Company's net income and the PEO and other NEOs' CAP have been directionally consistent each year, the decrease in the CAP amounts was proportionately greater than the decrease in net income in 2022. This is due in large part to the significant emphasis the Company places on equity incentives, which are sensitive to changes in stock price. In addition, the Company does not use net income to determine compensation levels or incentive plan payouts.



CAP versus Company-Selected Measure (CSM)

The chart below compares the PEO and other NEOs' CAP to our CSM, year-over-year CV bookings growth, which indicates there is a very strong relationship between this CSM and CAP.

The Company's amount of CV bookings is one of the two metrics used in determining the level of payout under our Executive Cash Incentive Plan, with the target level of CV bookings being derived from the targeted year-over-year CV bookings growth percentage reflected in the annual operating plan approved by the Board of Directors. In addition, we believe there is a strong correlation between our CV bookings growth and our stock price, which in turn leads to fluctuations in the CAP to our non-PEO NEOs, who receive equity incentives as part of their compensation.



TSR: Company versus Peer Group

As shown in the chart below, the Company's 3-year cumulative TSR is less than the companies included in our industry index, the S&P Small Cap 600 Information Technology Index. For more information regarding the Company's performance and the companies that the Compensation Committee considers when determining compensation, refer to "Executive Compensation – Compensation Discussion and Analysis."



COMPARISON OF 3 YEAR CUMULATIVE TOTAL RETURN*
Among Forrester Research, Inc. and the S&P Small Cap 600 Information Technology Index

—□— Forrester Research, Inc.   --△-- S&P Small Cap 600 Information Technology

*$100 invested on 12/31/19 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

The information contained above under the heading "Pay Versus Performance" shall not be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in any such filing.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Board of Directors has appointed an Audit Committee composed of five non-employee directors: Ms. Birch (Chair), Mr. Bradford, Mr. Friscia, Mr. Romine, and Ms. Wassenaar. Each of the members of the Audit Committee is "independent" as defined under the NASDAQ Stock Market listing standards. The Board has determined that Ms. Birch is an "audit committee financial expert" under applicable rules of the Securities and Exchange Commission ("SEC"), and the members of the Audit Committee satisfy the NASDAQ financial literacy standards.

The Audit Committee is responsible for providing independent oversight of Forrester's accounting functions and internal controls. The Audit Committee oversees Forrester's financial reporting process on behalf of the Board of Directors, reviews financial disclosures, and meets privately, outside of the presence of management, with Forrester's internal auditor and with representatives of the independent registered public accounting firm. The Audit Committee also selects and appoints the independent registered public accounting firm, reviews the performance of the independent registered public accounting firm, and reviews the independent registered public accounting firm's fees. The Audit Committee operates under a written charter adopted by the Board of Directors.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed Forrester's audited financial statements for the fiscal year ended December 31, 2022 with Forrester's management and with PricewaterhouseCoopers LLP ("PricewaterhouseCoopers"), Forrester's independent registered public accounting firm. The Audit Committee also reviewed the report of management contained in Forrester's Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC, as well as PricewaterhouseCoopers' report included in Forrester's Annual Report on Form 10-K related to its audit of (i) the consolidated financial statements and (ii) the effectiveness of internal control over financial reporting.

The Audit Committee has discussed with PricewaterhouseCoopers the matters required to be discussed under the rules adopted by the Public Company Accounting Oversight Board ("PCAOB"). The Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers required by the PCAOB regarding PricewaterhouseCoopers' communications with the Audit Committee concerning independence and has discussed with PricewaterhouseCoopers their independence.

Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, the inclusion of the audited financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for filing with the SEC.

> AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
>
> Jean M. Birch, Chair
> Neil Bradford
> Tony Friscia
> Warren Romine
> Yvonne Wassenaar

The information contained in the report above shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in any such filing.

OTHER INFORMATION

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors, and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission ("SEC"). Officers, directors and greater than 10% beneficial stockholders are required by SEC regulation to furnish to us copies of all Forms 3, 4 and 5 they file. Based solely on our review of copies of such forms which we received, we believe that all of our officers, directors, and greater than 10% beneficial owners complied on a timely basis with all filing requirements with respect to transactions during 2022, except for one report filed for Scott Chouinard, our Chief Accounting Officer and Treasurer, with respect to a transfer of shares in 2022.

Certain Relationships and Related Transactions

Registration Rights and Non-Competition Agreement. At the time of our initial public offering, we entered into a registration rights and non-competition agreement with Mr. Colony which provides that if Mr. Colony's employment with us is terminated he will not compete with us for the one year period after the date of such termination. The agreement also provides that in the event we propose to file a registration statement under the Securities Act of 1933, as amended, with respect to an offering by us for our own account or the account of another person, or both, Mr. Colony shall be entitled to include shares held by him in such a registration, subject to the right of the managing underwriter of any such offering to exclude some or all of such shares from such registration if and to the extent the inclusion of the shares would adversely affect the marketing of the shares to be sold by us. The agreement also provides that Mr. Colony may require us to register shares under the Securities Act with a fair market value of at least $5 million, except that we are not required to effect such registration more than twice or at certain times described in the agreement. The agreement also provides that we will pay all expenses incurred in connection with such registration.

Related Person Transactions

Pursuant to its amended and restated charter, our Audit Committee has responsibility for the review and approval of all transactions between the Company and any related parties or affiliates of the Company, its officers, and directors.

Related persons can include any of our directors or executive officers, certain of our stockholders, and any of their immediate family members. In evaluating related person transactions, the committee members apply the same standards they apply to their general responsibilities as members of a committee of the board of directors and as individual directors. The committee will approve a related person transaction when, in its good faith judgment, the transaction is in the best interest of the Company. To identify related person transactions, each year we require our directors and officers to complete a questionnaire identifying any transactions with the Company in which the officer or director or their family members have an interest. In addition, our Code of Business Conduct and Ethics includes our expectation that all directors, officers and employees who may have a potential or apparent conflict of interest will notify our legal department.

PROPOSAL TWO:

APPROVAL OF AN AMENDMENT AND RESTATEMENT OF THE
FORRESTER RESEARCH, INC. AMENDED AND RESTATED EQUITY INCENTIVE PLAN

On March 8, 2023, the Compensation and Nominating Committee of the Board of Directors approved an amendment and restatement of the Forrester Research, Inc. Equity Incentive Plan, which is subject to stockholder approval (the "Plan"). The Board has ratified and approved the Plan and recommends the stockholders approve an amendment and restatement of the Plan that will (1) extend the term of the Plan for ten years to May 8, 2033; (2) increase the number of shares issuable under the plan by three million five hundred thousand (3,500,000) shares; (3) increase the maximum annual amount of awards issuable under the Plan to our non-employee directors; (4) remove certain references to Section 162(m) of the Internal Revenue Code that are now outdated due to changes in applicable law; (5) update the definition of performance criteria applicable to performance awards; and (6) affirmatively provide that so called "liberal share recycling", or the regrant of shares withheld to satisfy the exercise price or withholding obligations relating to the exercise or settlement of an award, is prohibited.

The closing price of our common stock on March 23, 2023 was $31.89.

Summary of the Plan

The Board believes that the success of Forrester depends, in large part, on the ability of Forrester to attract, retain and motivate key personnel. Accordingly, the Board firmly believes that a broad-based equity compensation plan is a necessary retention tool that is in the best interests of Forrester and its stockholders.

The following summary and Plan description are qualified in their entirety by reference to the full text of the Plan attached to this proxy statement as Exhibit A.

The amendment and restatement of the Plan will become effective, subject to stockholder approval, on May 9, 2023. Assuming approval of the amendment and restatement by the stockholders, no awards may be made under the Plan after May 8, 2033. The maximum number of shares of our common stock that may be delivered in satisfaction of Awards made under the Plan is 3,500,000 newly authorized shares plus the number of shares currently authorized and available for issuance under the Plan. As of March 20, 2023, there were 1,038,753 awards outstanding under the Plan, consisting of 230,088 options and 808,665 restricted stock units, and there remained available for future awards to be made under the Plan a total number of shares equal to 1,031,217.

Shares delivered under the Plan may consist of either authorized but unissued shares or treasury shares. For purposes of calculating the maximum number of shares that may be delivered in satisfaction of Awards made under the Plan, such maximum will be determined net of any shares (i) awarded as restricted stock but subsequently forfeited, or (ii) subject to an Award that is exercised or satisfied, or terminates or expires, without the delivery of such shares. The Plan precludes so-called "liberal share recycling" or the regrant of shares withheld to satisfy the exercise price or withholding obligation relating to the exercise or settlement of an award. In the event of a stock dividend, stock split or other change in our capital structure, the Administrator will make appropriate adjustments to the limits described above and to the number and kind of shares of stock or securities subject to Awards, any exercise prices relating to Awards, any other provisions of Awards effected by the change, or similar adjustments deemed appropriate to preserve the value of Awards and avoid distortion in the operation of the Plan.

Administration. The Compensation and Nominating Committee of the Board of Directors ("Administrator") administers the Plan. The Administrator has authority to determine who will receive Awards and to determine the types of Awards to be granted, as well as the amounts, terms, and conditions of any Awards. The types of Awards that may be granted under the Plan are described below (collectively, the "Awards"). The Administrator has the right to determine any questions that may arise regarding the interpretation and application of the provisions of the Plan, and to make, administer, and interpret such rules and regulations as it deems necessary or advisable. To the extent permitted by law and the terms of the Plan, the Administrator may, in its discretion, delegate its duties, powers, and rights under the Plan to one or more of its members or officers of the Company. Determinations of the Administrator and its delegatees under the Plan are conclusive and binding on all parties.

Eligibility. Key employees, our independent directors, and consultants and advisors to, the Company are eligible to be granted Awards under the Plan, except that incentive stock options may only be granted to employees of the Company and its subsidiaries. As of March 20, 2023, the group of persons from whom the Administrator may select participants consists of approximately 1,900 individuals.

Non-Employee Director Limit. The Plan provides that the maximum number of shares that may be delivered in satisfaction of Awards granted during a single fiscal year under the Plan, or under any other equity plan maintained by the Company, to any non-employee director, taken together with any cash fees paid to the non-employee director during the fiscal year, may not exceed $300,000, except that in the case of a newly-appointed director, the maximum amount payable to the director in his or her first year of service may be up to 50% greater than this maximum.

Clawback. The Plan provides that Awards and shares of stock (and proceeds therefrom) obtained pursuant to or on exercise of Awards are subject to forfeiture, setoff, recoupment or other recovery if the Administrator determines in good faith that such action is required by applicable law or Company policy.

Types of Awards

Stock Options. The Administrator may award options to any participant, subject to the limitations described above. Stock options give the holder the right to purchase shares of Forrester common stock within a specified period of time at a specified price. The Plan provides for the grant of incentive stock options ("ISOs"), which are subject to special tax treatment described below, and non-statutory stock options ("NSOs"). The Plan provides that the maximum number of shares that may be delivered in satisfaction of ISOs under the Plan is 2,000,000.

The exercise price of both an ISO and NSO granted under the Plan may not be less than the fair market value of our common stock on the date the option is granted. The expiration date of an ISO may not be more than ten years after the original grant date. The Administrator determines all other terms relating to the exercise of the option, including the consideration to be paid, if any, for the grant of the option and the time at which options may be exercised. The option exercise price is payable in cash or check, and the Administrator may, in its discretion, also permit optionees to make payment in our common stock having a fair market value equal to the option exercise price, through withholding by the Company of shares of stock otherwise issuable upon exercise of the Award, or subject to certain conditions, using a broker-assisted "cashless exercise" program.

All unexercised options terminate not later than after a certain number of years as determined by the Administrator, but the maximum term of an ISO may not be longer than ten years. Except as otherwise provided in the Plan and the applicable Award agreement, vested options generally must be exercised within three months of the cessation of the holder's employment with the Company.

Stock Appreciation Rights. The Plan permits the Administrator to grant SARs. A SAR entitles the holder, upon exercise, to receive an amount in our common stock, or cash, or a combination thereof, determined by reference to appreciation from and after the date of grant in the base price of a share of our common stock, which may not be less than such share's fair market value on the date of grant. No SARs have been granted under the Plan.

Restricted and Unrestricted Stock; Stock Unit Awards. Under the Plan the Administrator may grant non-transferable shares of restricted or unrestricted common stock and restricted or unrestricted stock unit awards. A stock award is an award of shares of our common stock, while a stock unit award entitles the recipient to the future delivery of shares of common stock or an amount of equivalent value. Stock unit awards may be settled in shares, cash, or a combination thereof. Awards of restricted and unrestricted stock may be made in exchange for past services or other lawful consideration. Generally, awards of restricted stock and restricted stock unit awards are subject to the requirement that the shares or Award be forfeited or resold to the Company unless specified conditions, such as continued employment and/or achievement of performance goals, are met. Subject to these restrictions, any recipient of an award of restricted stock will have the rights of a stockholder, including the right to vote the shares and receive dividends. Other Awards under the Plan may also be settled in restricted stock. To date, while the Administrator has approved awards of restricted stock units under the Plan, there have been no awards of restricted or unrestricted stock to any eligible Plan participant.

Performance Awards. The Administrator may also make Awards subject to the satisfaction of specified performance criteria other than the mere continuation of employment or passage of time ("Performance Awards"). Performance Awards may consist of stock options, SARs, restricted stock, or restricted stock units. The performance criteria applicable to a particular Performance Award will be determined by the Administrator and may consist of any business criteria or other measures of performance, including, but not limited to, objectively or subjectively determinable measures of performance relating to any or any combination of the following (determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project, or geographical basis or in combinations thereof): bookings; sales; revenues; operating income or operating margin; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations, recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings; or strategic business criteria, which may include one or more objectives based on meeting specified revenue, market penetration, geographic business expansion goals, cost targets, or objective goals relating to reorganizations, acquisitions, divestitures, market share, debt reduction, customer growth, long-term client value growth, research and development achievements, regulatory compliance and achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents), strategic partnerships or transactions and co-development, co-marketing, profit sharing, joint venture or other similar arrangements, implementation, completion or attainment of measurable objectives with respect to research, development; or other measures (including, but not limited to, gross profits, economic profit, comparisons with various stock market indices, cost of capital or assets under management, improvements in capital structure, days sales outstanding, sales performance, sales quota attainment, cross-sales, recurring sales, one-time sales, net new sales, cancellations, retention rates, new benchmark mandates, new exchange traded fund launches, financing and other capital raising transactions (including sales of the Company's equity or debt securities); factoring transactions; sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions). Any of the foregoing performance criteria and any targets set by the Administrator with respect to those criteria need not be based upon an increase, a positive or improved result, or avoidance of loss. The measures used in setting performance criteria under the Plan may be determined with or without regard to a specified list of factors, and the Administrator may exercise discretion to cause one or more of these factors to be included in the determination of the performance criteria. In addition, the Administrator may, in its discretion, increase or reduce the number of shares that may be received under an Award that are subject to the satisfaction of the applicable performance criteria. The Administrator will determine whether the performance targets or goals that have been chosen for a particular Performance Award have been met.

General Provisions Applicable to All Awards. Neither ISOs, nor, except as the Administrator may otherwise determine or provide in any Award, any other Award may be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom it is granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution. During the life of a participant an ISO is exercisable only by the recipient. Other Awards may be transferred during the recipient's lifetime, but only on a gratuitous basis and only to the extent, if any, permitted by the Administrator.

Treatment of Awards in Connection with Certain Transactions. The Plan provides that, subject to customary exceptions designed to avoid an inadvertent trigger of the Plan terms applicable to covered transactions, in the event of (i) a consolidation, merger, or similar transaction or series of transactions in which Forrester is not the surviving corporation or which results in the acquisition by a person or entity or by a group of persons or entities acting together of substantially all of our common stock, (ii) a sale of all or substantially all the assets of Forrester, or (iii) a complete liquidation or dissolution of the Company (collectively, the "covered transactions"), the following rules will apply unless otherwise provided in an Award:

- If there is a surviving or acquiring entity, the Administrator may arrange to have that entity (or an affiliate) assume some or all outstanding Awards or grant substitute Awards. Any such assumption or substitution of a stock option or SAR exempt from the requirements of Section 409A of the Internal Revenue Code will be accomplished in a manner that preserves such exemption.

- If the transaction involves a payment to Forrester stockholders (whether cash, non-cash, or some combination of the two), the Administrator may provide for a "cash-out" payment with respect to some or all Awards or portions thereof. With respect to each affected Award, the "cash-out" payment will be equal to the excess, if any, of the fair market value of one share of our common stock multiplied by the number of shares of stock subject to the Award or portion thereof over the aggregate exercise or purchase price (if any) of the Award or portion thereof.

- Regardless of whether there is a surviving or acquiring entity, if the transaction does not involve an assumption or substitution of Awards or a "cash-out" payment, all Awards requiring exercise will become fully exercisable and the delivery of shares deliverable under a stock unit award will be accelerated prior to the completion of the transaction on a basis that gives participants a reasonable opportunity, as determined by the Administrator, to participate in the transaction as a stockholder.

- Existing Awards, unless assumed, will terminate upon completion of the transaction.

The Administrator may require that any amounts delivered, exchanged or otherwise paid with respect to a "cash-out" or acceleration of an outstanding Award contain restrictions as it deems appropriate to reflect any performance or other vesting conditions to which the Award was subject. In the case of restricted stock, the Administrator may require that any amounts delivered, exchanged or otherwise paid in respect of such stock be placed in escrow or otherwise made subject to restrictions.

Amendment and Termination. The Administrator may amend the Plan or any outstanding Award at any time or times for any purpose which may at the time be permitted by law, and may at any time terminate the Plan as to any future grants of Awards. The Administrator may not, however, alter the terms of an Award so as to affect adversely the participant's rights under an Award without the participant's consent, unless the Administrator expressly reserved the right to do so at the time of an Award.

Plan Benefits

The future benefits or amounts that would be received under the Plan by executive officers, non-executive officer employees, and independent directors are discretionary and are therefore not determinable at this time. However, the following table sets forth the number of shares (excluding shares covered by awards that were canceled or forfeited) subject to options and restricted stock units as of March 20, 2023 that were granted under the Plan from January 1, 2022 to December 31, 2022 to our named executive officers, all current executive officers as a group, all current directors who are not executive officers and were not executive officers at the time of grant, as a group, and all employees, excluding executive officers.

Name and Position	Number of Shares Subject to Awards Granted Under the Plan from January 1, 2022 to December 31, 2022	
	Stock Options	Restricted Stock Units
George F. Colony Chief Executive Officer	-	-
L. Christian Finn Chief Financial Officer	-	9,934
Carrie Johnson Chief Product Officer	-	8,940
Sharyn Leaver Chief Research Officer	-	6,457
Sarah Le Roy Chief People Officer	-	9,071
Kelley Hippler(1) Former Chief Sales Officer	-	-
All current executive officers as a group (including the 6 officers above)	-	56,254
All current directors who were not executive offcers at the time of grant, as a group	-	18,448
All employees and officers, excluding current executive officers and directors, as a group	-	238,824

(1)   Ms. Hippler ceased serving as our Chief Sales Officer effective September 30, 2022. Because of her total compensation received during 2022, Ms. Hippler is listed as a named executive officer of the Company in this proxy statement. She was no longer an executive officer of the Company at December 31, 2022. Had Ms. Hippler continued to be an employee of the Company through March 20, 2023, the above-table would have disclosed that Ms. Hippler held 10,927 restricted stock units, and a corresponding adjustment would have been made to the disclosure for all current executive officers as a group.

U.S. Federal Tax Consequences

The following discussion summarizes certain United States federal income tax consequences of the issuance and receipt of options and restricted stock awards under the Plan under the law as in effect on the date of this proxy statement. The Plan provides for the grant of ISOs and NSOs, as well as other Awards. This summary does not purport to cover federal employment law tax or other federal tax consequences that may be associated with the Plan, nor does it address the tax laws of any state, municipality, or foreign country where a participant may reside.

ISOs. An optionee realizes no taxable income upon the grant or, for regular tax purposes, upon the exercise of an ISO. However, the exercise of an ISO may result in an alternative minimum tax liability to the optionee. With certain exceptions, a disposition of shares purchased under an ISO within two years from the date of grant or within one year after exercise produces ordinary income to the optionee (and a deduction to Forrester) equal to the value of the shares at the time of exercise less the exercise price. Any additional gain recognized in the disposition is treated as a capital gain for which Forrester is not entitled to a deduction. If the optionee does not dispose of the shares until after the expiration of these one- and two-year holding periods, any gain or loss recognized upon a subsequent sale is treated as a long-term capital gain or loss for which Forrester is not entitled to a deduction.

NSOs. In general, in the case of an NSO, the optionee has no taxable income at the time of grant but realizes income in connection with exercise of the option in an amount equal to the excess (at the time of exercise) of the fair market value of the shares acquired upon exercise over the exercise price; a corresponding deduction is available to Forrester; and upon a subsequent sale or exchange of the shares, any recognized gain or loss after the date of exercise is treated as capital gain or loss for which Forrester is not entitled to a deduction.

In general, an ISO that is exercised by the optionee more than three months after termination of employment is treated as an NSO. ISOS are also treated as NSOs to the extent they first become exercisable by an individual in any calendar year for shares having a market value (determined as of the date of grant) in excess of $100,000.

The Administrator may award stock options that are exercisable for restricted stock, or may award shares of restricted stock. Generally, taxes are not due when an award of restricted stock is initially made, or when restricted stock is received upon exercise of a stock option, but the award becomes taxable when it is no longer subject to a "substantial risk of forfeiture" (it becomes vested or transferable). Income tax is paid on the value of the stock at ordinary rates when the restrictions lapse, and then at capital gain rates when the shares are sold. However, no later than 30 days after a participant receives an award of restricted stock or a stock option exercisable for restricted stock, pursuant to Section 83(b) of the Internal Revenue Code, the participant may elect to recognize taxable ordinary income in an amount equal to the fair market value of the stock subject to the award at the time of exercise of the option or receipt of the award of restricted stock. Provided that the election is made in a timely manner, the participant will not recognize any additional income when the restrictions on the stock lapse. Assuming no other applicable limitations, the amount and timing of the deduction available to Forrester will correspond to the income recognized by the participant.

The Administrator may also award restricted stock units. The recipient of restricted stock units will not recognize taxable income at the time of grant of a restricted stock unit, and we are not entitled to a tax deduction at that time. The recipient will recognize compensation taxable as ordinary income, however, at the time of settlement of the Award, equal to the fair market value of any shares delivered and the amount of cash paid. With respect to any awards described above where we would generally be entitled to a deduction related to such awards, we will be subject to the deduction limits of Section 162(m).

Under the so-called "golden parachute" provisions of the Internal Revenue Code, the accelerated vesting of Awards in connection with a change of control of Forrester may be required to be valued and taken into account in determining whether participants have received compensatory payments, contingent on the change in control, in excess of certain limits. If these limits are exceeded, a substantial portion of amounts payable to the participant, including income recognized by reason of the grant, vesting or exercise of Awards under the Plan may be subject to an additional 20% federal tax and may be nondeductible to Forrester.

It is the intention of Forrester that Awards will comply with Section 409A of the Internal Revenue Code regarding nonqualified deferred compensation arrangements or will satisfy the conditions of applicable exemptions. However, if an Award is subject to and fails to comply with the requirements of Section 409A, the participant may recognize ordinary income on the amounts deferred under the Award, to the extent vested, prior to the time when the compensation is received. In addition, Section 409A imposes a 20% penalty tax, as well as interest, on the participant with respect to such amounts.

The foregoing general tax discussion is intended for the information of Forrester's stockholders in considering how to vote with respect to this proposal, and not as tax guidance to participants in the Plan.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE <u>FOR</u> APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE FORRESTER RESEARCH, INC. EQUITY INCENTIVE PLAN.

PROPOSAL THREE:

**RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP
AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023**

PricewaterhouseCoopers LLP audited our financial statements for the fiscal year ended December 31, 2022. Our Audit Committee has selected PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023. Although stockholder approval of the selection of PricewaterhouseCoopers LLP is not required by law, our Board of Directors believes that it is advisable to give stockholders an opportunity to ratify this selection.

If stockholders do not approve this proposal at the 2023 annual meeting, our Audit Committee will reconsider its selection of PricewaterhouseCoopers LLP. If stockholders do ratify this appointment, the Audit Committee, which has direct authority to engage our independent registered public accounting firm, may appoint a different independent registered public accounting firm at any time during the year if it determines that the change would be in the best interests of Forrester and our stockholders.

The Audit Committee has approved all services provided to Forrester by PricewaterhouseCoopers LLP during 2022. Representatives of PricewaterhouseCoopers LLP are expected to be present at the 2023 annual meeting. They will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from stockholders.

Independent Auditors' Fees and Other Matters

The following table presents the aggregate fees billed or expected to be billed by PricewaterhouseCoopers LLP ("PwC") and its affiliates for fiscal 2022 and fiscal 2021.

	Fiscal 2022	Fiscal 2021
Audit Fees(1)	$ 1,701,000	$ 1,463,426
Audit-Related Fees(2)	—	—
Tax Fees(3)	33,290	36,252
All Other Fees(4)	17,665	6,706
Total Fees	$ 1,751,955	$ 1,506,384

(1) Audit fees are fees related to professional services rendered by PwC and its affiliates in connection with the audit of our financial statements and our internal controls over financial reporting, the reviews of our interim financial statements included in each of our quarterly reports on Form 10-Q, international statutory audits, and review of other SEC filings.
(2) There were no audit-related fees in fiscal 2022 or fiscal 2021.
(3) Tax fees are fees billed for professional services related to tax compliance and tax consulting services.
(4) All other fees include licenses to web-based accounting and finance reference materials and, in fiscal 2022, services related to a Registration Statement on Form S-8 filing.

Audit Committee's Pre-Approval Policy and Procedures

The Audit Committee approves the engagement of our independent registered public accounting firm to render any audit or non-audit services. At a regularly scheduled Audit Committee meeting, management or a representative of the Company's independent registered public accounting firm summarizes the services to be provided by the firm and the fees that will be charged for the services. Thereafter, if new services or dollar amounts in excess of those pre-approved at the meeting are proposed, they are either presented for pre-approval at the next meeting of the Audit Committee or approved by the Chair of the Audit Committee pursuant to delegated authority. At subsequent meetings, the Audit Committee is provided a listing of any newly pre-approved services since the last meeting, and an updated projection for the current year of the estimated annual fees to be paid to the firm for all pre-approved audit and permissible non-audit services.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
THE STOCKHOLDERS VOTE FOR RATIFICATION OF THE APPOINTMENT OF
PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023.**

NON-BINDING VOTE ON EXECUTIVE COMPENSATION

We have implemented an executive compensation program that rewards performance. Our executive compensation program is designed to attract, retain and motivate the key individuals who are most capable of contributing to the success of our Company and building long-term value for our stockholders. The elements of our executives' total compensation are base salary, cash incentive awards, equity incentive awards, severance and change of control benefits, and other employee benefits. We have designed a compensation program that makes a substantial portion of executive pay variable, subject to increase when performance targets are exceeded, and subject to reduction when performance targets are not achieved.

We believe our executive compensation program strikes the appropriate balance between utilizing responsible, measured pay practices and providing incentives to our executives to create value for our stockholders. We believe this is evidenced by the following:

- The mix of compensation among base salary and cash incentives.

- Generally our compensation policies and practices are uniform across each of our business units and geographic regions.

- Our bonus plan for executive officers provides for multiple payout levels based on targets established and approved by our Compensation and Nominating Committee during the first quarter of the applicable plan year.

- We require that minimum threshold performance targets be achieved before any bonuses under our executive cash incentive plan are paid, and bonus payouts under our executive cash incentive plan are capped.

- We use multiple performance measures under our executive cash incentive plan, including CV bookings and modified operating income.

- We currently grant equity-based awards to executives under our equity incentive plan subject to multi-year vesting criteria, and require that the executive remain employed through the vesting date to realize the value of these awards.

The Board endorses the Company's executive compensation program and recommends that stockholders vote in favor of the following resolution:

RESOLVED, that the stockholders approve the compensation of the Company's named executive officers as described in this proxy statement under "Executive Compensation", including the Compensation Discussion and Analysis and the tabular and narrative disclosure contained in this proxy statement.

Because the vote is non-binding, neither the Board of Directors nor the Compensation and Nominating Committee of the Board will be required to take any action as a result of the outcome of the vote on this proposal. The Compensation and Nominating Committee will carefully consider the outcome of the vote when evaluating future executive compensation arrangements.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE COMPANY'S EXECUTIVE COMPENSATION.

PROPOSAL FIVE:
NON-BINDING VOTE ON FREQUENCY OF NON-BINDING VOTES ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 requires that we include in this proxy statement a non-binding stockholder vote to advise on whether non-binding votes on the Company's executive compensation should occur every one, two or three years. You have the option to vote for any of the three options, or to abstain on the matter.

The option of one year, two years or three years that receives a majority of all the votes cast by stockholders will be the frequency for the advisory vote on executive compensation that has been selected by the stockholders. In the event that no option receives a majority of the votes cast, we will consider the option that receives the most votes to be the option selected by the stockholders. Although the vote is non-binding, our Board of Directors will take into account the outcome of the vote when making future decisions about the frequency of non-binding votes on executive compensation.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE TO CONDUCT A NON-BINDING VOTE ON EXECUTIVE COMPENSATION EVERY YEAR.

STOCKHOLDER PROPOSALS

Stockholder proposals to be considered at the Annual Meeting of Stockholders in 2024 must be received by November 28, 2023 to be considered for inclusion in our proxy materials for that meeting.

Stockholders who wish to make a proposal at the 2024 annual meeting, other than proposals included in our proxy materials, or who wish to nominate individuals for election as directors, must notify us between January 9, 2024 and February 8, 2024 in manner that satisfies the requirements specified in our by-laws. If the stockholder does not notify us by February 8, 2024 or the notice is not in accordance with the requirements specified in our by-laws, the proxies will have discretionary authority to vote on a stockholder's proposal brought before the meeting. In addition, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must also comply with the additional requirements of Rule 14a-19 under the Securities Exchange Act of 1934.

OTHER BUSINESS

The Board of Directors has no knowledge of any other matter that may come before the annual meeting and does not, itself, currently intend to present any other such matter.

FORM 10-K

A copy of our annual report on Form 10-K for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission will be sent to stockholders without charge by writing to Forrester Research, Inc., Investor Relations, 60 Acorn Park Drive, Cambridge, Massachusetts 02140.

FORRESTER RESEARCH, INC.
AMENDED AND RESTATED EQUITY INCENTIVE PLAN

(as amended through May 9, 2023)

1. DEFINED TERMS

Exhibit A, which is incorporated by reference, defines the terms used in the Plan and sets forth certain operational rules related to those terms.

2. PURPOSE

The Plan has been established to advance the interests of the Company by providing for the grant to Participants of Stock-based Awards.

3. ADMINISTRATION

The Administrator has discretionary authority, subject only to the express provisions of the Plan, to interpret the Plan; determine eligibility for and grant Awards; determine, modify or waive the terms and conditions of any Award; prescribe forms, rules and procedures; and otherwise do all things necessary to carry out the purposes of the Plan Determinations of the Administrator made under the Plan will be conclusive and will bind all parties.

4. LIMITS ON AWARDS UNDER THE PLAN

a)   <u>Number of Shares</u>. The number of Shares available for delivery in satisfaction of Awards under the Plan shall be determined in accordance with this Section 4(a).

(1)   Subject to Section 7(b), the maximum number of Shares that may be delivered in satisfaction of Awards under the Plan shall be nine million nine hundred thirty thousand (9,930,000) plus the number (not to exceed two and one-half million (2,500,000)) of unused Shares from the Prior Plans. For purposes of the preceding sentence, shares of Stock shall be unused Prior Plan shares (i) if they were subject to awards under the Prior Plan, other than restricted stock awards, that were outstanding on the day preceding the Original 2006 Plan Effective Date to the extent such Prior Plan awards are exercised or are satisfied, or terminate or expire, on or after the Original 2006 Plan Effective Date without the delivery of such shares, or (ii) if they were outstanding on the day preceding the Original 2006 Plan Effective Date as restricted stock awards under the Prior Plan and are thereafter forfeited. The number of Shares delivered in satisfaction of an Award shall be, for purposes of the first sentence of this Section 4(a)(1), the number of Shares subject to the Award reduced by the number of Shares (a) awarded under the Plan as Restricted Stock but thereafter forfeited, or (b) made subject to an Award that is exercised or satisfied, or that terminates or expires, without the delivery of such shares, but Shares withheld to satisfy the exercise price or tax withholding obligations (through non-broker-assisted exercise or sale) relating to the exercise or settlement of an Award shall not reduce the number of Shares treated as delivered in satisfaction of such Award and any such Shares will not be again available for grants in respect of other Awards.

(2)   To the extent consistent with the requirements of Section 422 and with other applicable legal requirements (including applicable stock exchange or Nasdaq requirements), Stock issued under awards of an acquired company that are converted, replaced, or adjusted in connection with the acquisition shall not reduce the number of Shares available for Awards under the Plan.

b)   <u>Type of Shares</u>. Stock delivered by the Company under the Plan may be authorized but unissued Stock or previously issued Stock acquired by the Company. No fractional Shares will be delivered under the Plan.

c)   <u>ISO Limit</u>. The maximum number of Shares that may be delivered in satisfaction of ISOs under the Plan shall be two million (2,000,000) shares.

d)   <u>Non-Employee Director Limits</u>. The maximum number of Shares that may be delivered in satisfaction of Awards granted during a single fiscal year under the Plan, or under any other equity plan maintained by the Company, to any Outside Director, taken together with any cash fees payable to such Outside Director during the fiscal year, may not exceed three hundred thousand dollars ($300,000) in total value, *provided*, *however*, that in the case of an Outside Director who is newly appointed to the Board, the maximum amount payable to such Outside Director in his or her first year as an Outside Director may be up to 50% greater than the maximum amount set forth in this sentence. The value of any Award for purposes of this Section 4(e) shall be determined by reference to the grant date fair value of such Award used by the Company for financial reporting purposes and shall exclude the value of any dividends or dividend equivalents paid pursuant to an Award granted in a prior fiscal year.

5. ELIGIBILITY AND PARTICIPATION

The Administrator will select Participants from among those key Employees, Outside Directors, and consultants and advisors to, the Company or its Affiliates who, in the opinion of the Administrator, are in a position to make a significant contribution to the success of the Company and its Affiliates. Eligibility for ISOs is limited to employees of the Company or of a "parent corporation" or "subsidiary corporation" of the Company as those terms are defined in Section 424 of the Code.

6. RULES APPLICABLE TO AWARDS

a) All Awards

1. Award Provisions. The Administrator will determine the terms of all Awards, subject to the limitations provided herein. By accepting any Award granted hereunder, the Participant agrees to the terms of the Award and the Plan. Notwithstanding any provision of this Plan to the contrary, awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition may contain terms and conditions that are inconsistent with the terms and conditions specified herein, as determined by the Administrator.

2. Term of Plan. No Awards may be made after May 8, 2033, but previously granted Awards may continue beyond that date in accordance with their terms.

3. Transferability. ISOs may not be transferred other than by will or the laws of descent and distribution and may be exercised, during the lifetime of the Participant to whom they were awarded, only by that Participant. Other Awards may be transferred during a Participant's lifetime only on a gratuitous basis and then only to the extent, if any, determined by the Administrator.

4. Vesting, Etc. The Administrator may determine the time or times at which an Award will vest or become exercisable and the terms on which an Award requiring exercise will remain exercisable. Without limiting the foregoing, the Administrator may at any time accelerate the vesting or exercisability of an Award, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration. Unless the Administrator expressly provides otherwise, however, the following rules will apply: immediately upon the cessation of the Participant's Employment, each Award requiring exercise that is then held by the Participant or by the Participant's permitted transferees, if any, will cease to be exercisable and will terminate, and all other Awards that are then held by the Participant or by the Participant's permitted transferees, if any, to the extent not already vested will be forfeited, except that:

A. subject to (B) and (C) below, all Stock Options and SARs held by the Participant or the Participant's permitted transferees, if any, immediately prior to the cessation of the Participant's Employment, to the extent then exercisable, will remain exercisable for the lesser of (i) a period of three months or (ii) the period ending on the latest date on which such Stock Option or SAR could have been exercised without regard to this Section 6(a)(4), and will thereupon terminate;

B. all Stock Options and SARs held by a Participant or the Participant's permitted transferees, if any, immediately prior to the Participant's death, to the extent then exercisable, will remain exercisable for the lesser of (i) the one year period ending with the first anniversary of the Participant's death or (ii) the period ending on the latest date on which such Stock Option or SAR could have been exercised without regard to this Section 6(a)(4), and will thereupon terminate; and

C. all Stock Options and SARs held by a Participant or the Participant's permitted transferees, if any, immediately prior to the cessation of the Participant's Employment will immediately terminate upon such cessation if the Administrator in its sole discretion determines that such cessation of Employment has resulted for reasons which cast such discredit on the Participant as to justify immediate termination of the Award.

5. Taxes. The Administrator will make such provision for the withholding of taxes as it deems necessary. The Administrator may, but need not, hold back Shares from an Award or permit a Participant to tender previously owned Shares or through broker-assisted sales of Shares underlying an Award in satisfaction of tax withholding requirements (but not in excess of the maximum withholding required by law).

6. Dividend Equivalents, Etc. The Administrator may provide for the payment of amounts in lieu of cash dividends or other cash distributions with respect to Stock subject to an Award. Any entitlement to dividend equivalents or similar entitlements shall be established and administered consistent either with exemption from, or compliance with, the requirements of Section 409A to the extent applicable.

7. Rights Limited. Nothing in the Plan will be construed as giving any person the right to continued employment or service with the Company or its Affiliates, or any rights as a stockholder except as to Shares actually issued under the Plan. The

loss of existing or potential profit in Awards will not constitute an element of damages in the event of termination of Employment for any reason, even if the termination is in violation of an obligation of the Company or Affiliate to the Participant.

8. <u>Performance Awards</u>. In connection with the grant of Performance Awards to Participants, the Administrator shall have the authority to grant any such Performance Awards with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Administrator shall determine:

A. Performance Awards may be denominated as a number of Shares or units or a combination thereof and are Awards which may be earned upon achievement or satisfaction of performance conditions, which may include any Performance Criteria, specified by the Administrator. In addition, the Administrator may specify that any other Award shall constitute a Performance Award by conditioning the grant to a Participant or the right of a Participant to exercise the Award or have it settled, and the timing thereof, upon achievement or satisfaction of such performance conditions as may be specified by the Administrator. Subject to the terms of the Plan, the performance goals to be achieved during any Performance Period, the length of any Performance Period, the amount of any Performance Award granted and the amount of any payment or transfer to be made pursuant to any Performance Award shall be determined by the Administrator.

B. If the Administrator determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which the Company conducts its business, or other events or circumstances render the performance objectives unsuitable, the Administrator may modify the performance objectives or the related minimum acceptable level of achievement, in whole or in part, as the Administrator deems appropriate and equitable such that it does not provide any undue enrichment or harm. Performance measures may vary from Performance Award to Performance Award and from Participant to Participant, and may be established on a stand-alone basis, in tandem or in the alternative. The Administrator shall have the power to impose such other restrictions on Awards subject to this Section 8(B) as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements of any applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

C. Settlement of Performance Awards shall be in Shares, other Awards, other property, net settlement, or any combination thereof, as determined in the discretion of the Administrator.

D. A Performance Award shall not convey to the Participant the rights and privileges of a stockholder with respect to the Share subject to the Performance Award, such as the right to vote (except as relates to Restricted Stock) or the right to receive dividends, unless and until Shares are issued to the Participant to settle the Performance Award. The Administrator, in its sole discretion, may provide that a Performance Award shall convey the right to receive dividend equivalents on the Shares underlying the Performance Award with respect to any dividends declared during the period that the Performance Award is outstanding, in which case, such dividend equivalent rights shall accumulate and shall be paid in cash or Shares on the settlement date of the Performance Award, subject to the Participant's earning of the Shares underlying the Performance Awards with respect to which such dividend equivalents are paid upon achievement or satisfaction of performance conditions specified by the Administrator. Shares delivered upon the vesting and settlement of a Performance Award may be evidenced in such manner as the Administrator may deem appropriate, including book-entry registration. For the avoidance of doubt, unless otherwise determined by the Administrator, no dividend equivalent rights shall be provided with respect to any Shares subject to Performance Awards that are not earned or otherwise do not vest or settle pursuant to their terms.

E. The Administrator may, in its discretion, increase or reduce the amount of a settlement otherwise to be made in connection with a Performance Award.

b) <u>Awards Requiring Exercise</u>

1. <u>409A Exemption</u>. Except as the Administrator otherwise determines, no Award requiring exercise shall have deferral features, or shall be administered in a manner, that would cause such Award to fail to qualify for exemption from Section 409A.

2. <u>Time And Manner Of Exercise</u>. Unless the Administrator expressly provides otherwise, an Award requiring exercise by the holder will not be deemed to have been exercised until the Administrator receives a notice of exercise (in form acceptable to the Administrator) signed by the appropriate person and accompanied by any payment required under the Award. If the Award is exercised by any person other than the Participant, the Administrator may require satisfactory evidence that the person exercising the Award has the right to do so.

3. <u>Exercise Price</u>. The exercise price (or the base value from which appreciation is to be measured) of each Award requiring exercise shall be not less than 100% of the fair market value of the Stock subject to the Award, determined as of the date of grant, or such higher amount as the Administrator may determine in connection with the grant. Fair market value shall be determined by the Administrator consistent with the requirements of Section 422 and Section 409A, as applicable. No such

Award, once granted, may be repriced other than in accordance with the applicable stockholder approval requirements of Nasdaq.

4. <u>Payment Of Exercise Price</u>. Where the exercise of an Award is to be accompanied by payment, the Administrator may determine the required or permitted forms of payment, subject to the requirements of this paragraph. All payments will be by cash or check acceptable to the Administrator, or, if so permitted by the Administrator and if legally permissible, (i) through the delivery of Shares that have been outstanding for at least six months (unless the Administrator approves a shorter period) and that have a fair market value equal to the exercise price, (ii) by delivery to the Company of a promissory note of the person exercising the Award, payable on such terms as are specified by the Administrator, (iii) through a broker-assisted exercise program acceptable to the Administrator, (iv) through withholding by the Company of Shares otherwise issuable upon exercise of the Award, with such withheld shares to be applied to the applicable exercise price based on the then-existing fair market value of the shares, (v) by other means acceptable to the Administrator, or (vi) by any combination of the foregoing permissible forms of payment. The delivery of shares in payment of the exercise price under clause (i) above may be accomplished either by actual delivery or by constructive delivery through attestation of ownership, subject to such rules as the Administrator may prescribe.

5. In the case of an ISO granted to an owner of stock (as determined by Section 424(d) of the Code) possessing more than ten percent (10%) of the voting power of all classes of stock of the Company or of a "parent corporation or "subsidiary corporation" of the Company (as those terms are defined in Section 424(d) of the Code), the exercise price shall be no less than 110% of the fair market value of the Stock subject to the ISO, determined as of the date of grant, and the term of the ISO shall be no more than five (5) years from the date of grant.

c) <u>Awards Not Requiring Exercise</u>

Restricted Stock and Unrestricted Stock, whether delivered outright or under Awards of Stock Units or other Awards that do not require exercise, may be made in exchange for such lawful consideration, including services, as the Administrator determines. Any Award resulting in a deferral of compensation subject to Section 409A shall be construed to the maximum extent possible, as determined by the Administrator, consistent with the requirements of Section 409A.

7. EFFECT OF CERTAIN TRANSACTIONS

a) <u>Mergers, etc</u>. Except as otherwise provided in an Award, the following provisions shall apply in the event of a Covered Transaction:

1. <u>Assumption or Substitution</u>. If the Covered Transaction is one in which there is an acquiring or surviving entity, the Administrator may provide for the assumption of some or all outstanding Awards or for the grant of new awards in substitution therefor by the acquiror or survivor or an affiliate of the acquiror or survivor. Any substitution or assumption of a Stock Option or SAR exempt from the requirements of Section 409A shall be accomplished on a basis that preserves such exemption.

2. <u>Cash-Out of Awards</u>. If the Covered Transaction is one in which holders of Stock will receive upon consummation a payment (whether cash, non-cash or a combination of the foregoing), the Administrator may provide for payment (a "cash-out"), with respect to some or all Awards or portions thereof, equal in the case of each affected Award or portion thereof to the excess, if any, of (A) the fair market value of one share of Stock (as determined by the Administrator in its reasonable discretion) times the number of shares of Stock subject to the Award or such portion, over (B) the aggregate exercise or purchase price, if any, under the Award or such portion (in the case of a SAR, the aggregate base price above which appreciation is measured), in each case on such payment terms (which need not be the same as the terms of payment to holders of Stock) and other terms, and subject to such conditions, as the Administrator determines.

3. <u>Acceleration of Certain Awards</u>. If the Covered Transaction (whether or not there is an acquiring or surviving entity) is one in which there is no assumption, substitution or cash-out, each Award requiring exercise will become fully exercisable, and the delivery of shares of Stock deliverable under each outstanding Award of Stock Units (including Restricted Stock Units and Performance Awards to the extent consisting of Stock Units) will be accelerated and such shares will be delivered, prior to the Covered Transaction, in each case on a basis that gives the holder of the Award a reasonable opportunity, as determined by the Administrator, following exercise of the Award or the delivery of the shares, as the case may be, to participate as a stockholder in the Covered Transaction.

4. <u>Termination of Awards Upon Consummation of Covered Transaction</u>. Each Award (unless assumed pursuant to Section 7(a)(1) above), other than outstanding shares of Restricted Stock (which shall be treated in the same manner as other shares of Stock, subject to Section 7(a)(5) below), will terminate upon consummation of the Covered Transaction.

5. <u>Additional Limitations</u>. Any share of Stock delivered pursuant to Section 7(a)(2) or Section 7(a)(3) above with respect to an Award may, in the discretion of the Administrator, contain such restrictions, if any, as the Administrator deems appropriate to reflect any performance or other vesting conditions to which the Award was subject. In the case of Restricted Stock, the Administrator may require that any amounts delivered, exchanged or otherwise paid in respect of such Stock in

connection with the Covered Transaction be placed in escrow or otherwise made subject to such restrictions as the Administrator deems appropriate to carry out the intent of the Plan.

b)   Change in and Distributions With Respect to Stock.

1.   Basic Adjustment Provisions. In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company's capital structure, the Administrator will make appropriate adjustments to the maximum number of shares specified in Section 4(a) that may be delivered under the Plan, to the maximum share limits described in Section 4(c), and to the maximum ISO limit in Section 4(d), and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to Awards then outstanding or subsequently granted, any exercise prices relating to Awards and any other provision of Awards affected by such change.

2.   Certain Other Adjustments. The Administrator may also make adjustments of the type described in Section 7(b)(1) above to take into account distributions to stockholders other than those provided for in Section 7(a) and 7(b)(1), or any other event, if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Plan and to preserve the value of Awards made hereunder, having due regard for the qualification of ISOs under Section 422, the requirements of Section 409A, and the performance-based compensation rules of Section 162(m), where applicable.

3.   Continuing Application of Plan Terms. References in the Plan to Shares will be construed to include any stock or securities resulting from an adjustment pursuant to this Section 7.

8.   LEGAL CONDITIONS ON DELIVERY OF STOCK

The Company will not be obligated to deliver any Shares pursuant to the Plan or to remove any restriction from Shares previously delivered under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance and delivery of such shares have been addressed and resolved; (ii) if the outstanding Stock is at the time of delivery listed on any stock exchange or national market system, the shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the Award have been satisfied or waived. If the sale of Stock has not been registered under the Securities Act of 1933, as amended, the Company may require, as a condition to exercise of the Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of such Act. The Company may require that certificates evidencing Stock issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Stock, and the Company may hold the certificates pending lapse of the applicable restrictions.

9.   AMENDMENT AND TERMINATION

The Administrator may at any time or times amend the Plan or any outstanding Award for any purpose which may at the time be permitted by law, and may at any time terminate the Plan as to any future grants of Awards; *provided*, that except as otherwise expressly provided in the Plan the Administrator may not, without the Participant's consent, alter the terms of an Award so as to affect adversely the Participant's rights under the Award, unless the Administrator expressly reserved the right to do so at the time of the Award. Any amendments to the Plan shall be conditioned upon stockholder approval only to the extent, if any, such approval is required by law (including the Code and applicable stock exchange or Nasdaq requirements), as determined by the Administrator. To the extent any amendment effected pursuant to the amendments made to the Plan in connection with this amendment and restatement of the Plan in 2023 adversely affect a Participant's rights under an Award that was outstanding prior to the effective date of such amendment and restatement, any such amendment shall not apply to any such Award to the minimum extent necessary to avoid such adverse impact, in each case as determined by the Administrator in its sole discretion.

10.   OTHER COMPENSATION ARRANGEMENTS

The existence of the Plan or the grant of any Award will not in any way affect the Company's right to award a person bonuses or other compensation in addition to Awards under the Plan.

11.   MISCELLANEOUS

a.   Waiver of Jury Trial. By accepting an Award under the Plan, each Participant waives any right to a trial by jury in any action, proceeding or counterclaim concerning any rights under the Plan and any Award, or under any amendment, waiver, consent, instrument, document or other agreement delivered or which in the future may be delivered in connection therewith, and agrees that any such action, proceedings or counterclaim shall be tried before a court and not before a jury. By accepting an Award under the Plan, each Participant certifies that no officer, representative, or attorney of the Company has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers.

b.   Limitation of Liability. Notwithstanding anything to the contrary in the Plan, neither the Company, any Affiliate, nor the Administrator, nor any person acting on behalf of any of them, shall be liable to any Participant or to the estate or beneficiary of any Participant or to any other holder of an Award by reason of any acceleration of income, or any additional tax, asserted by reason of the failure of an Award to satisfy the requirements of Section 422 or Section 409A or by reason of Section 4999 of the Code; provided, that nothing in this Section 11(b) shall limit the ability of the Administrator or the Company to provide by separate express written agreement with a Participant for a gross-up payment or other payment in connection with any such tax or additional tax.

c.   Section 409A of the Code. With respect to Awards subject to Section 409A of the Code, the Plan is intended to comply with the requirements of Section 409A of the Code, and the provisions of the Plan and any Award Agreement shall be interpreted in a manner that satisfies the requirements of Section 409A of the Code, and the Plan shall be operated accordingly. If any provision of the Plan or any term or condition of any Award would otherwise frustrate or conflict with this intent, the provision, term or condition shall be interpreted and deemed amended so as to avoid this conflict. Notwithstanding anything in the Plan to the contrary, if the Board considers a Participant to be a "specified employee" under Section 409A of the Code at the time of such Participant's "separation from service" (as defined in Section 409A of the Code), and any amount hereunder is "deferred compensation" subject to Section 409A of the Code, any distribution of such amount that otherwise would be made to such Participant with respect to an Award as a result of such "separation from service" shall not be made until the date that is six months after such "separation from service," except to the extent that earlier distribution would not result in such Participant's incurring interest or additional tax under Section 409A of the Code. If an Award includes a "series of installment payments" (within the meaning of Section 1.409A -2(b)(2)(iii) of the Treasury Regulations), the Participant's right to such series of installment payments shall be treated as a right to a series of separate payments and not as a right to a single payment, and if an Award includes "dividend equivalents" (within the meaning of Section 1.409A -3(e) of the Treasury Regulations), the Participant's right to such dividend equivalents shall be treated separately from the right to other amounts under the Award. Notwithstanding the foregoing, the tax treatment of the benefits provided under the Plan or any Award Agreement is not warranted or guaranteed, and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by any Participant on account of non-compliance with Section 409A of the Code.

d.   Effective Date of the Amended and Restated Plan. The most recently amended and restated version of the Plan was approved by the Board on March 23, 2023. The amended and restated version of the Plan shall become effective as, and subject to, its approval by the stockholders of the Company. If the Plan is not approved by the stockholders of the Company, the amended and restated version of the Plan will not become effective.

e.   Data Protection. By participating in the Plan, the Participant consents to the holding and processing of personal information provided by the Participant to the Company or any of its Affiliates, trustee or third party service provider, for all purposes relating to the operation of the Plan. These include:

1.   administering and maintaining Participant records;

2.   providing information to the Company, any Subsidiary, trustees of any employee benefit trust, registrars, brokers or third party administrators of the Plan;

3.   providing information to future purchasers or merger partners of the Company or any of its Affiliates, or the business in which the Participant works; and

4.   transferring information about the Participant to any country or territory that may not provide the same protection for the information as the Participant's home country.

f.   Clawback. Notwithstanding any provision herein to the contrary, Awards and shares of Stock (and proceeds therefrom) obtained pursuant to or on exercise of such Awards hereunder are subject to forfeiture, setoff, recoupment or other recovery if the Administrator determines in good faith that such action is required by applicable law or Company policy.

g.   Successors and Assigns. The terms of the Plan shall be binding upon and inure to the benefit of the Company and any successor entity, including any successor entity contemplated by Section 7(a).

h.   Governing Law. The Plan and each Award Agreement shall be governed by the laws of the State of Delaware, without application of the conflicts of law principles thereof.

EXHIBIT A

Definition of Terms

The following terms, when used in the Plan, will have the meanings and be subject to the provisions set forth below:

"**Administrator**": The Compensation Committee, except that the Compensation Committee may delegate (i) to one or more of its members such of its duties, powers and responsibilities as it may determine; (ii) to one or more officers of the Company the power to grant rights or options to the extent permitted by Section 157(c) of the Delaware General Corporation Law; (iii) to one or more officers of the Company the authority to allocate other Awards among such persons (other than officers of the Company) eligible to receive Awards under the Plan as such delegated officer or officers determine consistent with such delegation; *provided*, that with respect to any delegation described in this clause (iii) the Compensation Committee (or a properly delegated member or members of such Committee) shall have authorized the issuance of a specified number of Shares under such Awards and shall have specified the consideration, if any, to be paid therefor; and (iv) to such Employees or other persons as it determines such ministerial tasks as it deems appropriate. Unless the Board shall determine otherwise, and to the extent necessary to comply with applicable law, each member of the Compensation Committee shall also satisfy the requirements of "non-employee director" for purposes of Rule 16b-3 of the Securities Exchange Act of 1934. The Board may designate one or more directors as a subcommittee who may act for the Compensation Committee if necessary to satisfy the requirements of the prior sentence. In the event of any delegation described in the preceding sentence, the term "Administrator" shall include the person or persons so delegated to the extent of such delegation.

"**Affiliate**": Any corporation or other entity that stands in a relationship to the Company that would result in the Company and such corporation or other entity being treated as one employer under Section 414(b) or Section 414(c) of the Code, except that in determining eligibility for the grant of a Stock Option or SAR by reason of service for an Affiliate, Sections 414(b) and 414(c) of the Code shall be applied by substituting "at least 50%" for "at least 80%" under Section 1563(a)(1), (2) and (3) of the Code and Treas. Regs. § 1.414(c)-2; *provided*, that to the extent permitted under Section 409A, "at least 20%" shall be used in lieu of "at least 50%"; *and further provided*, that the lower ownership threshold described in this definition (50% or 20% as the case may be) shall apply only if the same definition of affiliation is used consistently with respect to all compensatory stock options or stock awards (whether under the Plan or another plan). The Company may at any time by amendment provide that different ownership thresholds (consistent with Section 409A) apply. Notwithstanding the foregoing provisions of this definition, except as otherwise determined by the Administrator, a corporation or other entity shall be treated as an Affiliate only if its employees would be treated as employees of the Company for purposes of the rules promulgated under the Securities Act of 1933, as amended, with respect to the use of Form S-8.

"**Award**": Any or a combination of the following:

(i) Stock Options.
(ii) SARs.
(iii) Restricted Stock.
(iv) Unrestricted Stock.
(v) Stock Units, including Restricted Stock Units.
(vi) Performance Awards.
(vii) Awards (other than Awards described in (i) through (vi) above) that are convertible into or otherwise based on Stock.

"**Award Agreement**": any agreement, contract or other instrument or document (including in electronic form) evidencing any Award granted under the Plan, which may, but need not, be executed or acknowledged by a Participant.

"Board": The Board of Directors of the Company.

"**Code**": The U.S. Internal Revenue Code of 1986 as from time to time amended and in effect, or any successor statute as from time to time in effect.

"**Compensation Committee**": The Compensation and Nominating Committee of the Board.

"**Company**": Forrester Research, Inc.

"**Covered Transaction**": Any of (i) a consolidation, merger, or similar transaction or series of related transactions, including a sale or other disposition of stock, in which the Company is not the surviving corporation or which results in the acquisition of all or substantially all of the Company's then outstanding common stock by a single person or entity or by a group of persons and/or entities acting in concert, (ii) a sale or transfer of all or substantially all the Company's assets, or (iii) a dissolution or liquidation of the Company. Where a Covered Transaction involves a tender offer that is reasonably expected to be followed by a merger described in clause (i) (as determined by the Administrator), the Covered Transaction shall be deemed to have occurred upon consummation of the tender offer. Notwithstanding the foregoing, (A) no Covered Transaction shall be deemed to have occurred if there is consummated

any transaction or series of integrated transactions immediately following which the record holders of the Shares immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns substantially all of the assets of the Company immediately prior to such transaction or series of transactions, (B) to the extent an Award is subject to Section 409A of the Code if and only to the extent required to comply with the requirements of Section 409A of the Code, no event or circumstances described in any of clauses (i) through (iii) above shall constitute a Covered Transaction unless such event or circumstances also constitute a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company's assets, as defined in Section 409A of the Code and (C) no Covered Transaction shall be deemed to have occurred upon the acquisition of additional control of the Company by any person that is considered to effectively control the Company. In no event will a Covered Transaction be deemed to have occurred if any Participant is part of a "group" within the meaning of Section 13(d)(3) of the Exchange Act that effects a Covered Transaction. Terms used in the definition of a Covered Transaction shall be as defined or interpreted in a manner consistent with Section 409A of the Code.

"**Director**": Any member of the Board.

"**Employee**": Any person who is employed by the Company or an Affiliate.

"**Employment**": A Participant's employment or other service relationship with the Company and its Affiliates. Employment will be deemed to continue, unless the Administrator expressly provides otherwise, so long as the Participant is employed by, or otherwise is providing services in a capacity described in Section 5 to the Company or its Affiliates. If a Participant's employment or other service relationship is with an Affiliate and that entity ceases to be an Affiliate, the Participant's Employment will be deemed to have terminated when the entity ceases to be an Affiliate unless the Participant transfers Employment to the Company or its remaining Affiliates.

"**Exchange Act**": the Securities Exchange Act of 1934, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Exchange Act shall include any successor provision thereto.

"**ISO**": A Stock Option intended to be an "incentive stock option" within the meaning of Section 422. Each option granted pursuant to the Plan will be treated as providing by its terms that it is to be a non-incentive stock option unless, as of the date of grant, it is expressly designated as an ISO.

"**Original 2006 Plan Effective Date**": May 9, 2006, the date of the Company's annual meeting of stockholders at which the Plan was first presented to the stockholders for approval.

"**Outside Director**": A member of the Board who is not otherwise an Employee of the Company.

"**Participant**": A person who is granted an Award under the Plan.

"**Performance Award**": An Award subject to Performance Criteria. The Administrator in its discretion may grant Performance Awards that are intended to qualify for the performance-based compensation exception under Section 162(m) and Performance Awards that are not intended so to qualify.

"**Performance Criteria**": Specified criteria, other than the mere continuation of Employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Award. Performance Criteria may, subject to the prior sentence of this definition, consist of any business criteria or other measures of performance as may be deemed appropriate by the Administrator, including, but not limited to, objectively or subjectively determinable measures of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): bookings; sales; revenues; operating income or operating margin; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations, recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings; or strategic business criteria, which may include one or more objectives based on meeting specified revenue, market penetration, geographic business expansion goals, cost targets, or objective goals relating to reorganizations, acquisitions, divestitures, market share, debt reduction, customer growth, long-term client value growth, research and development achievements, regulatory compliance and achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents), strategic partnerships or transactions and co-development, co-marketing, profit sharing, joint venture or other similar arrangements, implementation, completion or attainment of measurable objectives with respect to research, development; or other measures (including, but not limited to, gross profits, economic profit, comparisons with various stock market indices, cost of capital or assets under management, improvements in capital structure, days sales outstanding, sales performance, sales quota attainment, cross-sales, recurring sales, one-time sales, net new sales, cancellations, retention rates, new benchmark mandates, new exchange traded fund launches, financing and other capital raising transactions (including sales of the Company's equity or debt securities); factoring transactions; sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions). Performance Criteria and any targets with respect thereto determined by the Administrator need not be based upon an increase, a positive or improved result or avoidance of loss. The measures used in setting Performance Criteria under the Plan for any given Award may, to the extent applicable, be determined either in accordance with generally accepted accounting principles ("GAAP") or not in accordance with GAAP, without regard to (1)unusual or infrequent events, (2) the impact of any change in accounting principles that occurs during the Performance Period (or that occurred during any period that the Performance Period is being compared to) and the cumulative effect thereof (provided that the Administrator may (as specified by the Administrator within the Applicable Period) either apply the changed accounting principle to all periods referenced in the Award, or exclude the changed accounting principle from all periods referenced in the Award), (3) goodwill and other intangible impairment and/or amortization charges, (4) gains or charges associated with discontinued operations or with the obtaining or losing control of a business, (5) gains or charges related to the sale or impairment of assets, (6)(i) all transaction costs directly related to reorganizations, acquisitions and/or divestitures, (ii) all restructuring charges directly related to reorganizations, acquisitions and/or divestitures, (iii) all charges and gains arising from the resolution of contingent liabilities related to a reorganization, acquisition and/or divestiture, and (iv) all other charges directly related to acquisitions, (7) the impact of any discrete income tax charges or benefits identified during the Performance Period (or during any period that the Performance Period is being compared to), (8) stock based compensation, (9) gains or losses on investments, (10) duplicate lease costs, (11) other objective income, expense, asset, and/or cash flow adjustments as may be consistent with the purposes of the Performance Criteria set for the given Performance Period and specified by the Administrator within the Applicable Period, and (12) the tax effects of the foregoing; and provided further that the Administrator in its sole discretion and within the Applicable Period may determine that any or all of the carve-outs described in subsections (1) through (12) shall not be excluded from the measures used to determine the Performance Criteria for a particular Performance Period or shall be modified, and/or may determine to exclude other items from such measures for such Performance Period.

"**Performance Period**": a period for which Performance Criteria are set and during which performance is to be measured to determine whether a participant is entitled to payment of an Award under the Plan. A Performance Period may coincide with one or more complete or partial calendar or fiscal years or quarters of the Company. Unless otherwise designated by the Administrator, the Performance Period will be based on the calendar year.

"**Plan**": Forrester Research, Inc. Amended and Restated Equity Incentive Plan as from time to time amended and in effect.

"**Prior Plan**": Forrester Research, Inc. 1996 Amended and Restated Equity Incentive Plan, as amended and restated and in effect prior to the Original 2006 Plan Effective Date.

"**Restricted Stock**": Stock subject to restrictions requiring that it be redelivered or offered for sale to the Company if specified conditions are not satisfied.

"**Restricted Stock Unit**": A Stock Unit that is, or as to which the delivery of Stock or cash in lieu of Stock is, subject to the satisfaction of specified performance or other vesting conditions.

"**SAR**": A right entitling the holder upon exercise to receive an amount (payable in Shares of equivalent value) equal to the excess of the fair market value of the Shares subject to the right over the fair market value of such shares at the date of grant.

"**Section 409A**": Section 409A of the Code.

"**Section 422**": Section 422 of the Code.

"**Section 162(m)**": Section 162(m) of the Code.

"**Share**": a share of Stock.

"**Stock**": Common Stock of the Company, par value $.01 per share.

"**Stock Option**": An option entitling the holder to acquire Shares upon payment of the exercise price.

"**Stock Unit**": An unfunded and unsecured promise, denominated in Shares, to deliver Stock or cash measured by the value of Stock in the future.

"**Unrestricted Stock**": Stock not subject to any restrictions under the terms of the Award.

COMPANY INFORMATION

Board Of Directors

George F. Colony
*Chairman of the Board and
Chief Executive Officer*

Jean M. Birch
*Former Chief Executive Officer,
Papa Murphy's Holdings, Inc.*

David Boyce
*Investor and Advisor
on Product-led Growth*

Neil Bradford
*Chief Executive Officer,
General Index Limited*

Anthony Friscia
*Founder and Former President and CEO,
AMR Research, Inc.*

Robert M. Galford
*Managing Partner, Center for
Leading Organizations*

Warren Romine
*Founder and Managing Director,
Orchard Knob Capital LLC*

Gretchen G. Teichgraeber
*Chair of the Board,
Leadership Connect*

Yvonne Wassenaar
*Former Chief Executive Officer,
Puppet, Inc.*

Executive Officers

George F. Colony
*Chairman of the Board and
Chief Executive Officer*

Ryan D. Darrah
Chief Legal Officer and Secretary

L. Christian Finn
Chief Financial Officer

Carrie Johnson
Chief Product Officer

Mike Kasparian
Chief Information Officer

Sharyn Leaver
Chief Research Officer

Sarah Le Roy
Chief People Officer

Shirley Macbeth
Chief Marketing Officer

Steven Peltzman
Chief Business Technology Officer

Nate Swan
Chief Sales Officer

Annual Meeting
Forrester's annual meeting of stockholders
will be held at 10 a.m. EDT on May 9,
2023, online at virtualshareholdermeeting.com/FORR2023.

Investor Relations
Requests for financial information should
be sent to:
Investor Relations
Forrester Research, Inc.
60 Acorn Park Drive
Cambridge, MA 02140
USA
Tel: +1 617.613.6000
Fax: +1 617.613.5000
Email: investor@forrester.com

Transfer Agent
Computershare Investor Services
P.O. Box 30170
College Station, TX 77842-3170
www.computershare.com/investor

**Independent Registered
Public Accounting Firm**
PricewaterhouseCoopers LLP
Boston, MA

Legal Counsel
Choate Hall & Stewart LLP
Boston, MA

Stock Listing And Trading Symbol
Forrester's common stock is listed on the
Nasdaq Global Select Market under the
trading symbol "FORR."

Corporate Headquarters
Forrester Research, Inc.
60 Acorn Park Drive
Cambridge, MA 02140
USA
Tel: +1 617.613.6000
Fax: +1 617.613.5000
www.forrester.com

BOLD
AT
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forrester.com

Americas	**+1 617 613 6000**
EMEA	**+44 20 7323 7600**
Asia Pacific	**+65 6426 7000**